Exhibit 99.1

IsoEnergy to Acquire Toro Energy,

Strengthening a Top-Tier Uranium Portfolio in a Rising Market

Toronto, ON – October 12, 2025 | Perth, Western Australia – October 13, 2025 – IsoEnergy Ltd. (“IsoEnergy”) (NYSE American: ISOU; TSX: ISO) and Toro Energy Ltd. (“Toro”) (ASX: TOE) are pleased to announce that they have entered into a scheme implementation deed (the “SID”) pursuant to which, among other things, IsoEnergy has agreed to acquire all of the issued and outstanding ordinary shares of Toro (the “Toro Shares”)1 by way of a scheme of arrangement under Australia’s Corporations Act 2001 (Cth) (the “Transaction” or the “Scheme”), subject to the satisfaction of various conditions. Toro owns 100% of the Wiluna Uranium Project, located 30km south of the town of Wiluna in the northern goldfields of Western Australia (“Wiluna Uranium Project”).

On implementation of the Transaction, the two companies will combine to strengthen IsoEnergy’s development pipeline by adding Toro’s high-quality, scoping-stage Wiluna Uranium Project in Western Australia to IsoEnergy’s existing portfolio, which includes past-producing U.S. mines, the ultra-high-grade Hurricane deposit in Canada’s Athabasca Basin and a diversified suite of development and exploration assets across Canada, the U.S. and Australia. Toro shareholders will gain exposure to a larger, more diversified portfolio of high-quality uranium exploration, development and near-term production assets in tier-one jurisdictions in an enlarged, liquid vehicle while retaining direct exposure to the Wiluna Uranium Project and all other Toro assets.

Under the terms of the Transaction, Toro shareholders will receive 0.036 of a common share of IsoEnergy (each whole share, an “ISO Share”) for each Toro Share held on the Scheme record date (the “Exchange Ratio”). Existing shareholders of IsoEnergy and Toro will own approximately 92.9% and 7.1% on a fully-diluted in-the-money basis, respectively, of the outstanding ISO Shares upon implementation of the Transaction.2

The Exchange Ratio implies consideration of A$0.584 per Toro Share, representing:3

•	a 79.7% premium to the last traded price on the ASX of A$0.325 per Toro Share, on October 10, 2025; and

•	a 92.2% premium to Toro’s 20-day volume weighted average price (“VWAP”) on the ASX as at October 10, 2025.

The implied fully-diluted in-the-money equity value of the Transaction is equal to approximately A$75.0million (C$68.1million).4

Strategic Rationale

•	Tier One Uranium Portfolio – The combination of IsoEnergy’s past-producing U.S. mines, the ultra-high-grade Hurricane deposit in Canada’s Athabasca Basin, and multiple development/exploration assets across Canada, the U.S. and Australia with Toro’s flagship Wiluna Uranium Project in Western Australia, creates a development-ready platform with significant near-term production potential in stable, mining-friendly jurisdictions. The Wiluna Uranium Project—comprising the Centipede-Millipede, Lake Way and Lake Maitland deposits—is a scoping-level project with mineral resources that complement IsoEnergy’s development pipeline.

1 Other than those held by or on behalf of members of the IsoEnergy Group.

2 Based on a pro-forma fully diluted in-the-money shares outstanding of 62,423,144 of the combined entity.

3 Based on the closing price of the ISO Shares over all Canadian exchanges on October 10, 2025 of C$14.73 and an AUD:CAD exchange rate of 0.9078.

4 Based on a Toro’s fully diluted in-the-money shares outstanding of 128,406,848. The implied value is not fixed and depends on the price at which ISO Shares trade.

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•	Significantly Expands and Diversifies Uranium Resource Base – The pro forma company (“Merged Group”) will hold current NI 43-101 compliant resources of 55.2 Mlbs U3O8 M&I and 4.9 Mlbs U3O8 Inferred[5], and JORC 2012 and 2004 compliant resources of 78.1 Mlbs U3O8 M&I and 34.6 U3O8 Mlbs Inferred[6] (please see the table on page 26 of this announcement for the breakdown of the JORC 2012 and 2004 compliant resources). The Merged Group will also hold historical resources of 154.3 Mlbs U3O8 M&I and 88.2 Mlbs U3O8 Inferred, establishing a robust and geographically diversified resource base[7].[8]

Cautionary statement: The pro forma Merged Group resources include foreign and historical estimates reported by IsoEnergy. These estimates are not reported in accordance with the JORC Code. A competent person has not done sufficient work to classify the historical estimates or foreign estimates as Mineral Resources or Ore Reserves in accordance with the JORC Code. It is uncertain that following evaluation and/or further exploration work that the historical estimates or foreign estimates will be able to be reported as Mineral Resources or Ore Reserves in accordance with the JORC Code.

•	Strengthens Merged Group’s Exposure to Top Uranium Jurisdictions – Wiluna will become IsoEnergy’s flagship Australian project. Australia ranks #1 globally for uranium resources and was a Top-5 producer in 2024, supported by strong infrastructure and mining institutions[9]. Western Australia hosts significant undeveloped uranium projects, including Kintyre and Yeelirrie (Cameco) and Mulga Rock (Deep Yellow). Toro shareholders will have exposure to IsoEnergy’s significant near-term production potential in stable, mining friendly jurisdictions in Canada and parts of the U.S.

5 For additional information on the current resources for the Tony M Mine and Larocque East Project see the Tony M Technical Report and the Larocque East Technical Report, respectively. See Disclaimer on IsoEnergy Mineral Resource Estimates below for additional details.

6 Based on updated mineral resource estimates for the Wiluna Uranium Project Deposits of Lake Maitland announced by Toro on September 24, 2024 and Centipede-Millipede and Lake Way announced by Toro on March 7, 2024, the Dawson Hinkler Satellite Deposit announced by Toro on May 2, 2024, the Nowthanna Deposit announced by Toro on February 1, 2016 and the Theseus Project, announced by Toro on December 5, 2012, prepared in accordance with JORC Code 2012, except Theseus which is in accordance with JORC Code 2004. Information contained in this announcement in connection with the Theseus Project was prepared and first disclosed under the JORC Code 2004. It has not been updated since to comply with the JORC Code 2012 on the basis that the information has not materially changed since it was last reported. The JORC Table 1 relevant to all of the Toro resource estimates can be found in Toro’s ASX announcement of September 24, 2024 (titled “Significant Expansion Stated Lake Maitland Uranium Resource”, except for Theseus, which is found in Toro’s ASX announcement of December 5, 2012 (titled “Maiden Inferred Uranium Resource for Toro’s Theseus Deposit”). For the purposes of ASX Listing Rule 5.23, Toro confirms that it is not aware of any new information or data that materially affects the information included in those original announcements, and that all material assumptions and technical parameters underpinning the estimates in the original announcements continue to apply and have not materially changed.

7 These mineral resources are considered to be “historical estimates” as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). A Qualified Person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves and IsoEnergy is not treating the historical estimates as current mineral resources. See Disclaimer on Mineral Resource Estimates below for additional details.

8 Refer to the Pro forma Mineral Resources disclaimer on page 10.

9 World Nuclear Association - https://world-nuclear.org/information-library/nuclear-fuel-cycle/uranium-resources/supply-of-uranium

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•	Well-Timed to Capitalize on Strong Nuclear Market Momentum – The World Nuclear Association’s 2025 Fuel Report projects uranium demand to rise ~30% by 2030 and to more than double by 2040. A strengthened resource base and diversified jurisdictional exposure is expected to position IsoEnergy to benefit from rapidly tightening supply/demand outlook.

•	Well Placed to Pursue Value Accretive Growth Opportunities – The Merged Group will have significant balance sheet strength and access to capital markets to fund the Merged Group’s portfolio including Toro’s existing projects.

Philip Williams, CEO and Director of IsoEnergy, commented, “The acquisition of Toro Energy marks another important step in advancing IsoEnergy’s strategy to build a globally diversified, development-ready uranium platform. The Wiluna Uranium Project strengthens our portfolio with a large, previously permitted asset in a top-tier jurisdiction at a time when global nuclear demand is accelerating. This transaction positions IsoEnergy to deliver meaningful scale, optionality, and sustained value creation for shareholders. We look forward to welcoming the Toro team, who have done an admirable job stewarding the company and its projects through often challenging markets, to IsoEnergy and advancing the project together.”

Richard Homsany, Executive Chairman of Toro, commented, “This Transaction creates significant value for our shareholders, representing a material premium for Toro shareholders of 79.7% to Toro’s last traded price and 92.2% to Toro’s 20 day VWAP. It also provides Toro shareholders the opportunity to be part of a larger, leading uranium company listed on the TSX and NYSE. Toro shareholders will have exposure to a diverse uranium portfolio that has strong growth potential and is located in favourable regulatory jurisdictions, and the ability to attract enhanced access to funding including for the Wiluna Uranium Project.

The Toro team will benefit from the significant financial strength of ISO and looks forward to working together on the successful development of the Wiluna Uranium Project for all stakeholders.”

Anticipated Benefits to IsoEnergy shareholders

•	Secures Wiluna Uranium Project, positioned for potential development, pending alignment of government policy with uranium production in Western Australia

•	Strengthens ranking among the Australian uranium players, on the basis of potential production capacity, advanced mining assets and resource exposure

•	Addition of large scale mineral resource at the scoping study stage with an exploration portfolio hosting additional uranium resources

•	Opportunity for re-rating through de-risking near-term potential production and enhancing scale and asset diversification across key jurisdictions in the U.S., Canada and Australia

•	Creation of a larger platform with greater scale for M&A, access to capital and liquidity

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Anticipated Benefits to Toro shareholders

•	Immediate and significant premium of 79.7% to last close and 92.2% based on the respective 20-day VWAPs of both companies, ending on October 10, 2025[10]

•	Exposure to a larger, more diversified portfolio of high-quality uranium exploration, development and near-term production assets in tier-one jurisdictions of U.S. and Canada

•	Entry into the Athabasca Basin, a leading uranium jurisdiction, with the high-grade Hurricane deposit

•	Upside from an accelerated path to potential production as well as from synergies with IsoEnergy’s other Utah uranium assets

•	Toro shareholders will be exposed to geographic project locations within the Merged Group outside of Western Australia including favourable uranium regulatory jurisdictions such as Canada and parts of the U.S.

•	Continued exposure to Toro’s Wiluna Uranium Project through holding of approximately 7.1% of the outstanding fully diluted in-the-money ISO Shares on closing of the Transaction[11]

•	A Merged Group backed by corporate and institutional investors of IsoEnergy, including NexGen Energy Ltd., Energy Fuels Inc., Mega Uranium Ltd. and uranium ETFs

•	Increased scale expected to provide greater access to capital for project development and on potentially more favourable terms, increased trading liquidity, wider research coverage and greater scale for M&A

Toro IBC Recommendations and Major Shareholders Intentions

Following receipt of an initial, confidential non-binding indicative offer from IsoEnergy, the Toro Board of Directors (the “Toro Board”) established an independent board committee (“Toro IBC”), comprising Richard Homsany and Michel Marier, to consider the proposal. The Toro Board formed the Toro IBC since Richard Patricio (a Toro non-executive director) is also the Chair of the Board of Directors of IsoEnergy.

The Toro IBC, and the Board of Directors of IsoEnergy (with Mr. Patricio abstaining from voting) have each unanimously approved the SID. A copy of the SID is included at Annexure A of this announcement.

The Toro IBC unanimously recommends that Toro shareholders vote in favour of the Scheme in the absence of a superior proposal and subject to the independent expert's report concluding that the Scheme is in the best interests of Toro shareholders (other than IsoEnergy). Subject to the same qualifications, each member of the Toro IBC intends to vote, or procure the voting of, all Toro Shares held or controlled by them in favour of the Scheme. As at the date of this announcement, the Toro IBC collectively has a relevant interest in 1.8% of the Toro Shares on issue.

Substantial shareholder Mega Uranium Ltd. (together with its associate Mega Redport Pty Ltd) (representing 15,226,256 Toro Shares, being 12.7% of all Toro Shares) have provided Toro with a voting intention statement that they each intend to vote in favour of the Scheme, subject to no superior proposal emerging and the independent expert concluding (and continuing to conclude) that the Scheme is in the best interests of Toro shareholders (other than IsoEnergy).12

10 Based on the closing price of the ISO Shares on the TSX of $14.73, a closing price of A$0.325 of Toro Shares on the ASX and an AUD:CAD exchange rate of 0.9078 on October 10, 2025 and a 20-day VWAP for the period ending October 10, 2025 of Toro Shares on the ASX of A$0.304

11 Based on a pro-forma fully diluted in-the-money shares outstanding of 62,423,144 of the combined entity

12 Mega Uranium Ltd and Mega Redport Pty Ltd have each consented to the inclusion of this voting intention statement in this document.

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As at the date of this announcement IsoEnergy holds 6,000,000 Toro Shares (approximately 4.99% of Toro shares on issue at the date of this announcement).

Conditions to completion of the Scheme

Implementation of the Scheme is subject to various conditions, including (among others):

•	Approval of Toro shareholders in relation to the Scheme (including approval of more than 50% of the number of Toro shareholders voting and at least 75% of the total votes cast);

•	Court approval in relation to the Scheme;

•	No formal changes in Western Australian uranium policy to permit uranium mining and/or mining or development of all or any part of the Wiluna Uranium Project;

•	All Toro unquoted options having lapsed, been exercised, or cancelled;

•	Certain regulatory approvals, including Foreign Investment Review Board of Australia, the Australian Securities Exchange (“ASX”), the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (“NYSE”);

•	An independent expert concluding (and continuing to conclude) that the Scheme is in the best interests of Toro shareholders (other than IsoEnergy); and

•	No material adverse change or prescribed occurrences (each as defined in the SID) occurring in relation to either IsoEnergy or Toro and no regulatory restraints.

The SID provides for customary deal protection provisions with respect to Toro, including “no shop” as well as “no talk” and “no due diligence” restrictions (subject to customary exceptions to enable the Toro IBC to comply with its fiduciary and statutory duties), notification obligations and a matching right regime in the event any superior proposal is received by Toro. In addition, the SID provides that, under certain circumstances, IsoEnergy or Toro would be entitled to a break fee which, should either become payable, is approximately A$700,000.13

Following implementation of the Transaction, the ISO Shares will continue trading on the TSX and NYSE and Toro will be removed from the official list of ASX. If determined appropriate in the future, IsoEnergy may apply for admission to the official list of ASX, and quotation of the ISO Shares on ASX. Any such listing, if pursued, will be subject to IsoEnergy complying with the rules and policies of the ASX in force at such time. IsoEnergy cautions that no decision has been made to apply for an ASX listing, and that it is not a condition of the Transaction that such a listing be pursued. Approximately 54.7 million ISO Shares are currently outstanding on a non-diluted basis and approximately 58.0 million ISO Shares are currently outstanding on a fully-diluted basis. Upon implementation of the Transaction (assuming no additional issuances of ISO Shares or Toro Shares), there will be approximately 59.2 million ISO Shares outstanding on a non-diluted basis and approximately 62.4 million ISO Shares outstanding on a fully-diluted basis.

Toro option holders who validly exercise their Toro options and are issued Toro Shares prior to the Scheme record date will be entitled to participate in the Scheme. Toro and IsoEnergy propose to enter into option cancellation deeds with holders of unquoted Toro options (all of which are “out-of-the-money” as at the date of this announcement) pursuant to which the options will, subject to (among other things) the Scheme being approved and becoming effective, be cancelled for a cash payment and/or ISO share issuance14 based on a form of Black-Scholes valuation methodology.

13 Equivalent to approximately C$635,000, based on an AUD:CAD exchange rate of 0.9078.

14 Implied price of the ISO share issuance to be subject approval of the TSX

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Furthermore, Toro must ensure that all unvested Toro performance rights automatically vest in accordance with their terms upon the Scheme becoming effective and must procure that prior to the Scheme record date, each Toro performance right is converted, such that the relevant Toro performance rights holders are entitled to participate in the Scheme.

Timetable

Shareholders of Toro will be asked to approve the Scheme at a shareholder meeting which is expected to be held in early 2026.

Full particulars of the Scheme will be provided to Toro shareholders in the Scheme Booklet which will include the Independent Expert Report, the reasons for the Independent Toro Directors' recommendation and an explanatory statement in respect of the Scheme.

It is expected that the Scheme Booklet will be dispatched to Toro shareholders in early 2026. Toro shareholders are not required to take any action at this stage in relation to the Scheme. It is expected that the Transaction will close in first half of 2026, subject to satisfaction of all conditions, including receipt of all necessary approvals.

Advisors

SCP Resource Finance LP is acting as financial advisor to IsoEnergy. Cassels Brock & Blackwell LLP is acting as Canadian legal advisor, Hamilton Locke is acting as Australian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP as US legal advisor to IsoEnergy.

Canaccord Genuity is acting as financial advisor to Toro. Cardinals Lawyers and Consultants is acting as legal advisor to Toro.

Qualified Person Statement

The scientific and technical information contained in this news release with respect to IsoEnergy was reviewed and approved Dr. Dan Brisbin, P.Geo., IsoEnergy’s Vice President, Exploration, who is a “Qualified Person” (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)).

Each of the mineral resource estimates in respect of IsoEnergy contained in this news release, except for the Larocque East project and the Tony M mine, are considered to be “historical estimates” as defined under NI 43-101 and are not considered to be current. See “Disclaimer on Historical Mineral Resource Estimates” for additional details.

See “Disclaimer on IsoEnergy Mineral Resource Estimates” and Disclaimer on IsoEnergy Historical Mineral Resource Estimates” below for additional details.

The scientific and technical information contained in this news release with respect to Toro was prepared by Dr. Greg Shirtliff, Geology Manager of Toro, who is a Member of the Australian Institute of Mining and Metallurgy and “Competent Person” as defined Joint Ore Reserves Committee (JORC) 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr Shirtliff consents to the inclusion in this release of the matters based on that information in the form and context in which it appears.

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About IsoEnergy

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices.

IsoEnergy is currently advancing its Larocque East project in Canada’s Athabasca basin, which is home to the Hurricane deposit, boasting the world’s highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

About Toro Energy

Toro Energy Limited (ASX:TOE) is an ASX listed uranium development and exploration company with projects in Western Australia. Toro is committed to building an energy metals business with the flagship Wiluna Uranium Project as the centrepiece. The Wiluna Uranium Project consists of the Centipede-Millipede, Lake Maitland and Lake Way uranium deposits 30km to the south of the town of Wiluna in Western Australia’s northern goldfields.

Toro is committed to safe and sustainable uranium production and has health, safety, environment and community policies in place to underpin this commitment.

Further Information & Investor Relations Inquiries

IsoEnergy Ltd.	Toro Energy Ltd.
Philip Williams	Richard Homsany
CEO and Director	Executive Chairman
Email: info@isoenergy.ca	Email: info@toroenergy.com.au
Phone: 1-833-572-2333	Phone: +61 8 9214 2100
Website: www.isoenergy.ca	Website: https://www.toroenergy.com.au/

No securities regulatory authority has either approved or disapproved of the contents of this news release.

Cautionary Statement Regarding Forward-Looking Information

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, referred to as “forward-looking information”). Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The forward-looking information includes statements with respect to the consummation and timing of the Transaction; receipt and timing of approval of Toro shareholders with respect to the Transaction; the anticipated benefits of the Transaction to the parties and their respective shareholders; the expected receipt of court, regulatory and other consents and approvals relating to the Transaction; the expected ownership interest of IsoEnergy shareholders and Toro shareholders in the Merged Group; anticipated strategic and growth opportunities for the Merged Group; the successful integration of the businesses of IsoEnergy and Toro; the prospects of each companies’ respective projects, including mineral resources estimates and mineralization of each project; the potential for, success of and anticipated timing of commencement of future commercial production at the companies’ properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production; increased demand for nuclear power and uranium and the expected impact on the price of uranium; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

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Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that IsoEnergy and Toro will complete the Transaction in accordance with, and on the timeline contemplated by the terms and conditions of the relevant agreements; that the parties will receive the required shareholder, regulatory, court and stock exchange approvals and will satisfy, in a timely manner, the other conditions to the closing of the Transaction; the accuracy of management’s assessment of the effects of the successful completion of the Transaction and that the anticipated benefits of the Transaction will be realized; the anticipated mineralization of IsoEnergy’s and Toro’s projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Merged Group’s planned activities will be available on reasonable terms and in a timely manner. Although each of IsoEnergy and Toro have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy and Toro with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy and Toro, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of IsoEnergy and Toro to complete the Transaction; a material adverse change in the timing of and the terms and conditions upon which the Transaction is completed; the inability to satisfy or waive all conditions to closing the Transaction; the failure to obtain shareholder, regulatory, court or stock exchange approvals in connection with the Transaction; the inability of the Merged Group to realize the benefits anticipated from the Transaction and the timing to realize such benefits; the inability of the consolidated entity to realize the benefits anticipated from the Arrangement and the timing to realize such benefits, including the exploration and drilling targets described herein; unanticipated changes in market price for ISO Shares and/or Toro Shares; changes to IsoEnergy’s and/or Toro’s current and future business plans and the strategic alternatives available thereto; growth prospects and outlook of Toro’s business; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described with respect to IsoEnergy in IsoEnergy’s annual information form in respect of the year ended December 31, 2024 and other filings with the securities regulators which are available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and with respect to Toro at www.asx.com.au. IsoEnergy and Toro do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Disclaimer on IsoEnergy Mineral Resource Estimates

For additional information regarding IsoEnergy’s Tony M Mine, including the current mineral resource estimate, please refer to the Technical Report entitled “Technical Report on the Tony M Mine, Utah, USA – Report for NI 43-101” dated effective September 9, 2022 authored by Mr. Mark B. Mathisen, C.P.G. of SLR Consulting (Canada) Ltd. (the “Tony M Technical Report”), available under IsoEnergy’s profile on www.sedarplus.ca. Mr. Mathisen is a “qualified person” under NI 43-101.

For additional information regarding IsoEnergy’s Larocque East Project, including the current mineral resource estimate, please refer to the Technical Report entitled “Larocque East project, including the mineral resource estimate, please refer to the Technical Report entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” dated effective July 8, 2022, authored by Mr. Mark B. Mathisen, C.P.G. of SLR Consulting (Canada) Ltd. (the “Larocque East Technical Report”), available under IsoEnergy’s profile on www.sedarplus.ca. Mr. Mathisen is a “qualified person” under NI 43-101.

Disclaimer on IsoEnergy Historical Mineral Resource Estimates

Each of the mineral resource estimates, except for the Larocque East Project and Tony M, contained in this presentation are considered to be “historical estimates” as defined under NI 43-101, and have been sourced as follows:

•	Daneros Mine: Reported by Energy Fuels Inc. in a technical report entitled “Updated Report on the Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, C. P. G., of Peters Geosciences, dated March 2, 2018;

•	Sage Plain Project: Reported by Energy Fuels Inc. in a technical report entitled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine)”, prepared by Douglas C. Peters, CPG of Peters Geosciences, dated March 18, 2015;

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•	Coles Hill: reported by Virginia Uranium Holdings Inc. In a technical report entitled “NI43-101 preliminary economic assessment update (revised)”, prepared by John I Kyle of Lyntek Incorporated dated August 19, 2013;

•	Dieter Lake: Dated 2006 and reported by Fission Energy Corp. In a company report entitled “Technical Report on the Dieter Lake Property, Quebec, Canada” dated October 7, 2011;

•	Matoush: Dated December 7, 2012 and reported by Strateco Resources Inc. in a press release dated December 7, 2012;

•	Ben Lomond: Dated as of 1982, and reported by Mega Uranium Ltd. In a company report entitled “Technical Report on the Mining Leases Covering the Ben Lomond Uranium-Molybdenum Deposit Queensland, Australia” dated July 16, 2005.

•	Milo Project: Reported by Gmb Resources Ltd. in a scoping study entitled “Milo Project Scoping Study” prepared by Peter Owens and Basile Dean of Mining One Consultants, dated March 6, 2013.

For the Daneros Mine, as disclosed in the above noted technical report, the historical estimate was prepared by Energy Fuels using a wireframe model of the mineralized zone based on an outside bound of a 0.05% eu3o8 grade cutoff at a minimum thickness of 1 foot. Surface drilling would need to be conducted to confirm resources and connectivity of resources in order to verify the Daneros historical estimate as a current mineral resource.

For the Sage Plain Project, as disclosed in the above noted technical report, the historical estimate was prepared by Peters Geosciences using a modified polygonal method. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Sage Plain historical estimate as a current mineral resource.

For the Coles Hill Project, as disclosed in the above noted revised preliminary economic assessment, the historical estimated was prepared by John I Kyle of Lyntek Incorporated. Twinning of a selection of certain holes would need to be completed along with updating of mining, processing and certain cost estimates in order to verify the Coles Hill Project historical resource estimate as a current mineral resource estimate.

For Dieter Lake, as disclosed in the above noted technical report, the historical estimate was prepared by Davis & Guo using the Thiessen (Voronoi) polygon method. Data constraints used were 200 ppm, 500 ppm, and 1000ppm u3o8 over a minimum of 1 metre thickness. Polygons created had radii of 200 metres. A rock density of 2.67g/cm3 was used. An exploration program would need to be completed, including twinning of historical drill holes, in order to verify the Dieter Lake historical estimate as a current mineral resource.

For Matoush, as disclosed in the above noted press release, the historical estimate was prepared by RPA using block U3O8 grades within a wireframe model that were estimated by ordinary kriging. The historical estimate was estimated at a cut-off grade of 0.1% U3O8 and using an average long-term uranium price of us$75 per pound. Six zones make up the historical estimate at Matoush: am-15, mt-34, mt-22, mt-02, mt-06, and mt-36. Each zone is made up of one or more lenses, most of which strike north (009°) and dip steeply (87°) to the east. Outlines of the mineralized lenses were interpreted on ten-metre spaced vertical sections. Minimum criteria of 0.10% U3O8 over 1.5 m true thickness was used as a guide. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Matoush historical estimate as a current mineral resource.

For Ben Lomond, as disclosed in the above noted technical report, the historical estimate was prepared by the Australian Atomic Energy Commission (AAEC) using a sectional method. The parameters used in the selection of the ore intervals were a minimum true thickness of 0.5 metres and maximum included waste (true thickness) of 5 metres. Resource zones were outlined on 25 metre sections using groups of intersections, isolated intersections were not included. The grades from the composites were area weighted to give the average grade above a threshold of 500 ppm uranium. The area was measured on each 25 metres section to give the tonnage at a bulk density of 2.603. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Ben Lomond historical estimate as a current mineral resource.

For the Milo Project, as disclosed in the above noted scoping study, the historical estimate was prepared by Peter Owens and Basile Dean of Mining One Consultants. An exploration program would need to be conducted, including twinning of a selection of certain holes, along with updating of mining processing and certain cost estimates in order to verify the Milo Project historical resource estimate as a current mineral resource estimate.

In each instance, the historical estimate is reported using the categories of mineral resources and mineral reserves as defined by the Canadian Institute CIM Definition Standards for Mineral Reserves, and mineral reserves at that time, and these “historical estimates” are not considered by IsoEnergy to be current. In each instance, the reliability of the historical estimate is considered reasonable, but a Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource, and neither IsoEnergy nor Toro is treating the historical estimate as a current mineral resource. The historical information provides an indication of the exploration potential of the properties but may not be representative of expected results.

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Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada and Australia, as applicable, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”).  Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Pro forma Mineral Resources

This announcement refers to IsoEnergy and Toro having a combined pro forma Mineral Resource estimates of 133.4 Mlbs M&I (+141%) and 39.4 Mlbs Inferred (+704%), along with historical resources of 154.0 Mlbs M&I and 88.0 Mlbs Inferred. This is comprised of the individual Mineral Resource estimates of Toro reported in accordance with the JORC Code 2012 and 2004, and IsoEnergy reported in accordance with NI 43-101. Refer to the Mineral Resource estimates of each entity, confirmation in accordance with ASX Listing Rule 5.23 in respect of Toro on page 2 and page 26), and ASX Listing Rule 5.12 disclosures on behalf of IsoEnergy on page 11).

Competent person disclosures

The information presented here that relates to U3O8 and V2O5 Mineral Resources of Toro Energy’s Centipede-Millipede, Lake Way, Lake Maitland, Dawson Hinkler and Nowthanna deposits is based on information compiled by Dr Greg Shirtliff of Toro Energy Limited and Mr Daniel Guibal of Condor Geostats Services Pty Ltd. Mr Guibal takes overall responsibility for the Resource Estimate, and Dr Shirtliff takes responsibility for the integrity of the data supplied for the estimation. Dr Shirtliff is a Member of the Australasian Institute of Mining and Metallurgy (AusIMM) and Mr Guibal is a Fellow of the AusIMM and they have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as Competent Persons as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code 2012)’. The Competent Persons consent to the inclusion in this release of the matters based on the information in the form and context in which it appears.

The information presented here that relates to Mineral Resources of Toro’s Theseus Uranium Project is based on work supervised by Michael Andrew, who is a member of the Australian Institute of Mining and Metallurgy of the Australian Institute of Geoscientists. Mr Andrew is an employee of Snowden Optiro, and has sufficient experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity he is undertaking to qualify as a Competent Persons as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Andrew consents to the inclusion in this release of the matters based on his information in the form and context in which it appears.

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Mineral Resource Estimates of IsoEnergy

Project	Location	Country	Category	Tonnes (m)	U₃O₈ grade (%)	contained U₃O₈ (m lbs)	V₂O₅ grade (ppm)	contained V₂O₅ (m lbs)
Hurricane	Saskatchewan	Canada	Indicated	0.1	34.50%	48.6
			Inferred	0.1	2.20%	2.7
Tony M	Utah	USA	Indicated	1.1	0.28%	6.6
			Inferred	0.4	0.27%	2.2
Sage Plain	Utah	USA	Indicated*	0.2	0.16%	0.8	1.3%	6.5
			Inferred*	0.0	0.13%	0.0	0.9%	0.2
Daneros	Utah	USA	Indicated*	0.0	0.36%	0.1
			Inferred*	0.0	0.37%	0.1
Ben Lomond	Queensland	Australia	Indicated*	1.3	0.28%	8.1
			Inferred*	0.6	0.21%	2.8
Dieter Lake	Quebec	Canada	Inferred*	19.3	0.06%	24.4
Milo	Queensland	Australia	Inferred*	88.4	0.01%	14.0
Matoush	Quebec	Canada	Indicated*	0.6	0.95%	12.3
			Inferred*	1.7	0.44%	16.4
Coles Hill	Virginia	USA	Indicated*	108.5	0.06%	132.9
			Inferred*	32.9	0.04%	30.4

Total M&I - 43-101				1.1		55.2		-
Total Inferred 43-101				0.4		4.9		-

Total M&I				111.8		209.5		6.5
Total Inferred				143.4		93.1		0.2

*Includes historical resources

Cautionary statement: The IsoEnergy Mineral Resource estimates comprise foreign and historical estimates for the purposes of the ASX Listing Rules. These estimates are not reported in accordance with the JORC Code. A competent person has not done sufficient work to classify the historical estimates or foreign estimates as Mineral Resources or Ore Reserves in accordance with the JORC Code. It is uncertain that following evaluation and/or further exploration work that the historical estimates or foreign estimates will be able to be reported as Mineral Resources or Ore Reserves in accordance with the JORC Code.

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ASX Listing Rule 5.12 disclosures regarding historical and foreign estimates

Listing Rule	Explanation	Commentary
5.12.1	The source and date of the historical estimates or foreign estimates.	Milo: Milo Mineral Resource Statement: 22 November 2012 contained in an ASX Announcement by GBM Resources Ltd (ASX:GBZ).

Ben Lomond: McKay, A. D., 1982, Ben Lomond Deposit: In Situ Uranium Resource Estimate. Confidential Report of the Australian Atomic Energy Commission Uranium Resource Evaluation Unit.

Vigar, A & Jones, D. 2005 Technical Report on the Mining Leases Covering the Ben Lomond Uranium – Molybdenum Deposit Queensland, Australia. Prepared for Maple Minerals Corporation as a NI-43-101 Report. Available at https://ww.sedarplus.ca.

Coles Hill: The Coles Hill Mineral Resources are considered to be historic in nature. The most recent Mineral Resource estimate was prepared by Lyntek, Inc. and BRS Engineering in 2013 (Kyle, John I., P. E. and Douglas Beahm, P.E., P.G., 2013; NI 43-101 Preliminary Economic Assessment Update (REVISED), Coles Hill Uranium Property, Pittsylvania County, Virginia, United States of America, and is based upon assay and geologic data collected by the former owner, Marline Oil Co, who drilled out the project between 1979 and 1981. All assays and geotechnical data used to develop the Mineral Resource estimate for the Coles Hill project was generated from that exploration program.
Tony M: IsoEnergy's Tony M mine project has a Mineral Resource estimate that is current within the context of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Code for Mineral Reserves and Mineral Resources (CIM Code). While the CIM Code is a foreign estimate, its classification of Mineral Resources is similar in most respects to those of the JORC Code.
Daneros: The Mineral Resource estimate for the Daneros mine project of IsoEnergy is considered to be historic in nature. Historical exploration data used in IsoEnergy's project evaluation was derived from surface rotary and core holes drilled by Utah Power & Light and White Canyon Uranium (collectively 603 drill holes), and underground long holes (583 holes) drilled by Deneson Mines and Energy Fuels. Various Mineral Resource estimates, all of which are historical in nature and not in compliance with the JORC Code in 2009 for White Canyon Uranium and Energy Fuels, Inc. in 2012 and 2018. The data used to prepare those reports was historical exploration drilling data and geologic information from prior mining operations.

Dieter Lake: The most recent historical, foreign Mineral Resource estimate done for the Dieter Lake project in Northern Quebec is documented in two reports. The first is “2005 Exploration at the Dieter Lake Property, Quebec dated November 3, 2006” by Dahrouge Geological Consulting Ltd. for Strathmore Minerals Corporation which for the first time describes the new resource estimate. This estimate, along with an update on exploration activity from 2007 to 2011, was repeated in "Technical Report on the Dieter Lake Property, Quebec, Canada" dated October 7, 2011”, prepared GeoVector Management Inc. for Fission Energy Corp (www.sedarplus.ca). Clinton Davis was an author on both reports. Michael Guo did the 2005 modelling and was a co-author on the 2006 report. Prior to the 2005 estimate, historical resource estimates had been completed in 1981, 1989, and 2004.

Davis, C. & Guo, M. (2006). 2005 Exploration at the Dieter Lake Property, Quebec; NI 43-101 Report for Strathmore Minerals Corp, 28 p., with appendices.

Davis, C.F, (2011), Fission Energy Corp, Technical Report on the Dieter Lake Property, Quebec, Canada, NI43-101 Report for Fission Energy Corp, 47 p., with appendices (www.sedarplus.ca).

Sage Plain: Mineral resources for IsoEnergy’s Sage Plain project were estimated by an independent contractor to the project's then current owner, Energy Fuels, Inc. and reported in the "Updated Technical Report on Sage Plain Project (including the Calliham Mine)" dated March 18, 2015 and authored by Douglas C. Peters, CPG of Peters Geosciences. The Technical Report follows the format of NI 43-101, but the author did not identify any Mineral Reserve and Mineral Resource code used to classify the mineralization. Resources were estimated by employing a polygonal method. IsoEnergy considers the Sage Plain resources to be historic in nature.

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Matoush: The most recent historical, foreign Mineral Resource estimate is documented in “Technical Report on the Mineral Resource Update for the Matoush Project, Central Québec, Canada, NI43-101 Report” dated February 15, 2012, prepared by David A. Ross, R. Barry Cook, Normand L. Lecuyer, and Bruce Fielder (Melis Engineering Ltd.) of Roscoe Postle Associates Inc. (“RPA”) for Strateco Resources Inc. This report is available on www.sedarplus.ca. The historical, foreign Mineral Resource estimate was further updated by RPA in December 2012, as disclosed in a press release of Strateco dated December 7, 2012, and in Strateco Resources' Annual Information For, dated March 21, 2013 (available on www.sedarplus.ca). RPA updated the Mineral Resource estimate for the Matoush project based on drill results available as at November 22, 2012.
Hurricane: The most recent foreign Mineral Resource estimate is documented in "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" for IsoEnergy Ltd. This report was prepared by Mark B. Mathisen of SLR Consulting (Canada) Ltd. ("SLR"). Two versions, both with an effective date of July 8, 2022, are available at www.sedarplus.ca - one with a signature date of July 12, 2022, and an amended version with a signature date of August 4, 2022. It is explained in the amended report that this Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects and replaces the technical report filed on SEDAR on July 19, 2022, which has been revised to correct the typographical error related to the Indicated U3O8 grades in Table 14-11, which summarizes the block model sensitivity to cut-off grade. Additional typographical errors have been corrected to align the descriptions of historical drilling in Section 6 with Table 10-1. The recommended work plan has been revised.
5.12.2	Whether the historical estimates or foreign estimates use categories of mineralisation other than those defined in Appendix 5A (JORC Code) and if so, an explanation of the differences.	Milo: The Inferred resource was calculated in accordance with JORC 2004.
Ben Lomond: The Inferred resource used JORC terminology of the time (1982).
Coles Hill: Estimates of Mineral Resources for the Coles Hill project were prepared in accordance with Canadian National Instrument 43-101 and CIM standards that were in effect at the time that the resource estimate was prepared (2013). The estimate predates the current CIM Standards and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines, which became effective in November, 2019. IsoEnergy considers the Coles Hill resources to be historical in nature. The use of "Inferred Mineral Resources" and "Indicated Mineral Resources" follow the requirements of the CIM Code. The definitions of such classifications ("Inferred Mineral Resources" and "Indicated Mineral Resources") are similar to those classifications under the JORC Code, and there are no differences in the definitions of "Inferred Mineral Resources" and "Indicated Mineral Resources" between the two Codes.
Tony M: The "current" Mineral Resource estimate for the Tony M project was prepared in compliance with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014), CIM Uranium Leading Practice Guidelines (2024) and Canadian National Instrument 43-101. The definitions of Mineral Resource classifications for "Indicated Mineral Resources" and "Inferred Mineral Resources" under the CIM Code are similar to the JORC Code definitions of "Inferred Mineral Resources" and "Indicated Mineral Resources".
Daneros: Mineral resources for the Daneros Mine project were estimated for former project owner Energy Fuels, Inc. by Douglas C. Peters, CPG and this estimate is contained within the "Updated Report On The Daneros Mine Project, San Juan County, Utah, U. S. A." dated March 2, 2018. Although the resource is considered to be historic, the estimate uses resource classifications that are the same as those of the JORC Code.
Dieter Lake: The Davis and Guo (2006) report and contained Mineral Resource estimate predate the current CIM Standards (May 2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (November 2019), and for IsoEnergy the Mineral Resources are a historical estimate under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and a qualified person has not done sufficient work to classify the historical estimate as current Mineral Resources. It is uncertain whether the Inferred resources in the 2006 report would qualify as Inferred resources under JORC standards.

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Sage Plain: Resources estimated and reported in the 2015 Technical Report on the Sage Plain Project" are historical in nature do not appear to be consistent with Mineral Resource codes in effect at the time of the report.
Matoush: The Ross et al (2012) report and contained Mineral Resource estimate, and the historical, foreign Mineral Resource update in the March 21, 2013 Strateco Resources Annual Information Form predate the current CIM Standards (May 2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (November 2019), and for IsoEnergy the Mineral Resources are a historical estimate under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and a Competent Person has not done sufficient work to classify the historical estimate as current Mineral Resources. It is uncertain whether the Inferred and Indicated resources in the 2012 report would qualify as Inferred resources under JORC (2012) standards.
Hurricane: The Mathison (2022) report conforms to NI 43-101 Standards of Disclosure for mineral projects. Foreign mineral resources were classified in accordance with definitions for mineral resources in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014. The definitions of Mineral Resource classifications for "Indicated Mineral Resources" and "Inferred Mineral Resources" under the CIM Code are similar to the JORC Code definitions of "Indicated Mineral Resources" and "Inferred Mineral Resources".
5.12.3	The relevance and materiality of the historical estimates or foreign estimates to the entity.	Milo, Ben Lomond, Daneros, Dieter Lake, Sage Plain, Matoush, Coles Hill: The estimate is considered relevant however not material in the context of global uranium resources held.
Tony M: The Tony M project Mineral Resources are "current" under the CIM Code and are not "historic" in nature. As such they are relevant and are material to IsoEnergy.
Hurricane: The Mathisen (2022) foreign Mineral Resource estimate, is considered to be both relevant and material to IsoEnergy.
5.12.4	The reliability of historical estimates or foreign estimates, including by reference to any of the criteria in Table 1 of Appendix 5A (JORC Code) which are relevant to understanding the reliability of the historical estimates or foreign estimates.	Milo: The estimates would require some additional work to conform to JORC 2012 however the methodologies for preparing the resource estimates have not changed significantly in comparison to previous reporting.
Ben Lomond: The estimate is indicative of the mineralisation present however substantial re-drilling and assaying, down hole surveys and radiometric logging etc would be required to provide a JORC 2012 resource estimate.
Coles Hill: Although the Coles Hill resource estimate is considered to be an accurate and relevant representation of the nature of the uranium mineralization at the project, additional work, as per the recommendations in the technical report, will be required for the resources to be reclassified as "current" under the CIM Code and the CIM Uranium Leading Practice Guidelines (2024). The existing resource estimate was prepared in accordance with the then-prevailing NI 43-101 and CIM standards, although the drill hole data that forms the basis of the resource estimate had not been confirmed at the time the estimate was prepared. While this estimate predates the current CIM Standards (2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (November, 2019), the methodologies for preparing and evaluating the resource estimates have not changed significantly in comparison to those in effect at the time of the most recent estimate (2013). The historical Mineral Resources are considered to be reliable.

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Tony M: The Tony M resources are relevant and reliable in the context of evaluating the project. The resources are "current" and are not historical in nature.
Daneros: Resources at the Daneros mine are not "current" and are historic in nature. However, they may be relevant to the evaluation of the project and its exploration potential in the future.
Dieter Lake: The historical, foreign, Inferred resources presented in both the Davis and Guo (2006) and Davis (2011) reports predate the current CIM Standards (May 2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (November 2019), and for IsoEnergy the Inferred resources are a historical estimate under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and a Competent Person has not done sufficient work to classify the historical estimate as current Mineral Resources. Until this work is done, the reliability of the historical Dieter Lake resource estimate is uncertain.
Sage Plain: The methodology for resource estimation used for the Sage Plain project is consistent with historical work throughout the central Colorado Plateau uranium region. Polygonal estimation methodology, and the classification of resources and/or reserves derived from such studies have served small underground uranium mining adequately for decades. While local miners are familiar with the classifications and methodologies, they are not appropriate or reliable for IsoEnergy.
Matoush: The Ross et al (2012) report and contained Mineral Resource estimate, and the historical, foreign Mineral Resource update in the March 21, 2013 Strateco Resources Annual Information Form predate the current CIM Standards (May 2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (November 2019), and for IsoEnergy the Mineral Resources are a historical estimate under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and a Competent Person has not done sufficient work to classify the historical, foreign estimate as current Mineral Resources. Until this work is done, the reliability of the historical, foreign Mineral Resource estimate is uncertain, and it is uncertain whether the Inferred and Indicated resources in the 2012 report would qualify as Inferred and Indicated resources under JORC (2012) standards.
Hurricane: The Mathison (2022) report conforms to NI 43-101 Standards of Disclosure for mineral projects. Foreign Mineral Resources were classified in accordance with definitions for Mineral Resources in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 current CIM Standards (May 2014), and IsoEnergy reports the Mineral Resources as a compliant estimate under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").
5.12.5	To the extent known, a summary of work programs on which the historical estimates or foreign estimates are based and a summary of the key assumptions, mining and processing parameters and methods used to prepare the historical or foreign estimates.

Milo: The most recent JORC 2004 Mineral Resource estimate was completed for the Milo Project by Kerrin Allwood F.AusIMM and published as a JORC 2004 Resource in 2012 (Allwood.K , Nov, 2012). The Nov, 2012 historical JORC 2004 Resource estimate was calculated for co-incident TREEYO & P2O5 and a copper equivalent resource comprising Au, Ag, Cu, Mo, Co & U. The Milo JORC 2004 estimate block model was generated from 34 drillholes and 9878 samples with a total core length of 11572m, all of which were competed by GBM Resources Ltd (ASX:GBZ) from 2009 to 2012.

Detailed summaries of the GBM Resources Ltd drill programs completed from 2009 to 2012 are covered in Allwood & Norris (Feb, 2012), Allwood & Norris . (August, 2012), and Allwood & Norris (Nov, 2012). The objective of diamond drill programs from 2009 to 2012 was to verify and test the Milo deposit ( 22 drillholes, 3696 samples ) (, Allwood & Norris Feb, 2012), identify anomalous intersections in the Milo deposit for follow up drilling Allwood & Norris . (August, 2012), 31 drillholes for 11464m of drilling and complete a further 3 drillholes to complete the Inferred resource for an initial Scoping Study Allwood & Norris ( Nov, 2012), 34 drillholes, 11572m, 3503 RC, 8069 DD. 9878m sampled at largely 1m intervals.

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Ben Lomond: In total 73,151 m of drilling was completed with 63,292 available for the quatoed estimate. ( detailed below ). All holes were radiometrically logged. The data was digitised so that computer analysis including the restitution of logs and the estimation of resources, could be carried out at various cut-off grades.

Chemical analyses of the core gave the required control for the radiometric equivalent-grade calculations, by defining the equilibrium ratio between radiometric grade and the actual grade as determined by analysis. Extensive documentation exists on the calibration of the various spectrometers used during the drilling campaigns and a different calibration factor is used for each. The actual uranium values used are therefore a combination of actual assays and down-hole spectrometer probe readings. Correlation overall is good and discrepancies minor (McKay 1982).

The parameters used in the selection of the ore intervals were a minimum true thickness of 0.5 metres and maximum included waste (true thickness) of 5 metres. Resource zones were outlined on 25m sections using groups of intersections, isolated intersections were not included. The grades from the composites were area weighted to give the average grade above a threshold of 500 ppm uranium. The area was measured on each 25m section to give the tonnage at a bulk density of 2.603

The resource categories were chosen based on the Australian JORC code guidelines of the time. The categories were:

• Indicated -- extend up to 5 metres from a drill-hole up or down dip, or half the distance to the next drill-hole if less than 5 metres.

• Inferred - extend 5 to 15 metres from a drill-hole up or down dip, or half the distance to the next drill-hole if between 5 and 15 metres.

Drilling 1975-1981

	No.of Holes	Metres
Diamond Core Surface	98	19,459
Underground	30	2,797
Percussion Surface	201	28,915
Underground	77	2,582
Air Trac Surface	230	9,539
SUB-TOTAL:	636	63,292

1982-1984:
	No. of holes	Metres
Diamond core Surface	21	4,895

Percussion Surface	43	4,964

GRAND TOTAL:	700	73,151

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Coles Hill: The Coles Hill uranium deposits were discovered by Marline Oil in 1979 and 1980. Marline conducted a large-scale core drilling program to test their previously identified geophysical, radiometric, and geochemical anomalies at the project site, and this work resulted in the initial definition of the Coles Hill North and South uranium deposits. The Marline core drilling program extended into 1981, and the data generated from that drilling program has served as the basis for all subsequent resource estimations. In 1982 Union Carbide Corporation (later known as Umetco) entered into a joint venture with Marline with the objective of preparing a feasibility study that would lead to the development of the Coles Hill uranium deposits and advance the project to a production status. Mineral resource estimates for the project that are considered to be relevant to the project were prepared utilizing the radiometric and chemical assays derived from the 1979-1981 drilling program of 263 core holes, as well as 3 core holes drilled at the property in 2008. The fundamental assay and geological data for the project was preserved, and a significant portion of the core was stored in covered facilities. Comparison of historical assay data with "check" assays from sampling programs in 2008 and 2013 generally confirmed the validity of the historical data. The Mineral Resource estimate for the project were estimated by BRS Engineering, a Wyoming-based independent minerals exploration and engineering company that has extensive experience in the evaluation of uranium projects. BRS employed radiometric assay data from 264 drill holes to develop the estimate of Mineral Resources at Coles Hill. Drill hole assay data was compiled in Datamine software at an interval of 0.50 feet within a “mineralized envelope” of 0.02% eU3O8 to constrain grade interpolation. A sample composite of 1.0 feet was selected.

The kriging methodology employed optimum block sizes and the optimum number of samples to access in the estimate were determined by a number of test runs on strategically placed blocks in high density and low-density areas in each area. The optimum parameters were determined by observing what produced the best regression slope (R) and kriging efficiency, and the lowest spread in 90% confidence limits, but still retaining the smallest block size relating to the probable future smallest mining unit (“SMU”). These three parameters produced good correlations amongst themselves. Three separate searches were affected, namely 1 times the range of the variogram, 1.5 times the range of the variogram and 2 times the range of the variogram. For the North Coles a minimum of 17 samples and a maximum of 25 samples were deemed to be geostatistically appropriate for the first two searches. The 3rd search was set at a minimum of 8 samples and a maximum of 25 samples. For the South Coles a minimum of 10 samples and a maximum of 20 samples for the first two searches and for the 3rd a minimum of 8 samples and a maximum of 20 samples were deemed to be appropriate (Figures 19 and 21). The search was confined to a specific layer due to the vertical variability of the mineralization and therefore the octant search method was deemed unnecessary. A draft NI 43-101 Preliminary Economic Assessment date (Revised) on the Coles Hill project was prepared for former owner Virginia Energy in 2013 by John Kyle of Lyntek, Inc. and Douglas Beahm, principal Engineer of BRS Engineering, Inc. This study, which is not publicly available, includes data verification information for all of the drill hole information, including assays, as well as summaries of metallurgical testing undertaken by Umetco Minerals, proposed mining methods, metallurgical recovery methods, and proposed project infrastructure. Copies of this report are in IsoEnergy's files. This study of the Coles Hill project included data on mining and mineral processing methodologies in sufficient detail to identify cut-off grade criteria for estimation of Mineral Resources.

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Tony M: The Tony M uranium deposit and several other similar and nearby deposits were discovered in a remote part of southeast Utah in the mid 1970s by Plateau Resources, a subsidiary of a midwestern US electrical utility company. Plateau's discovery was made through wide-spaced exploration drilling in an area of several very small-scale underground mines. The newly discovered deposits were outlined by conventional "open hole" rotary drilling and "spot "coring of potentially economic mineralization within favorable flat lying sandstones. Plateau commenced with the development of a large-scale room and pillar underground mine in 1978. There was limited uranium production from Tony M prior to its shut-down in 1984, but production was restarted for a short period of time in 2007-2008, before being shut down again due to low commodity prices. From the time of discovery to shut-down of mining operations at Tony M a considerable amount of drill data from surface drilling and underground long-hole drilling was collected, and that data, as well as mine operational data and metallurgical recovery information provided a substantial foundation for a new Mineral Resource estimate that was prepared in 2022 by SLR International Corporation. and these data conform to Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. The report, entitled “Technical Report on the Tony M Mine, Utah, USA Report for NI 43-101” is dated September 9, 2022, and can be viewed via IsoEnergy’s profile on the SEDAR Plus web site (accessed 8/11/2025). The resource estimate was based upon the results of 1,678 vertical conventional (“open hole”) rotary drill holes, totalling 947,610 feet. One thousand six hundred seventy of the drill holes were completed by former owner of the Tony M mine Plateau Resources and the remainder (eight) were completed by IsoEnergy. The eight IsoEnergy holes were drilled as offsets to holes previously drilled by Plateau in order to confirm the results of the historical drill holes. The holes drilled by IsoEnergy included 2,555 feet of “conventional” open hole rotary drilling and 439 feet of core. All holes were vertical in orientation. Mineral resources at the Tony M project were classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, dated May 10, 2014, definitions which are incorporated by reference in NI 43-101.

SLR estimated the resources using a conventional block modelling approach utilizing the inverse squared (ID2) methodology and length-weighted 1.0- foot uncapped composites to estimate the uranium grades (% eU3O8) in a three-pass approach. The resource estimate was based upon a US$65 per pound uranium price, and a cut-off grade oof 0.14% eU3O8. IsoEnergy is in possession of all of the technical data used to prepare the current Mineral Resource estimate.

Daneros: The Daneros mine project has been the site for numerous exploration and development activities since the early 1950s. Much of the data from those efforts has been lost or is not accessible to IsoEnergy. Recent mine production and exploration undertaken by IsoEnergy has provided data for evaluation of the project and exploration planning but is not complete enough for a new resource estimate or for updated mine planning.
Dieter Lake: Based on the Davis and Guo (2006) and Davis (2011) reports, the 2006 historical, foreign Mineral Resource estimate, which is repeated in the 2011 report, used both 2005 drill core resampling data and historic data from 96 drill holes. Resource modelling was also updated in 2005 as part of the evaluation of the data collected during the 2005 exploration program and compared to the existing historical resource model. This estimate used 200 m radius polygons, a minimum cutoff of 200 ppm over 1 metre, and a density of 2.67g/cm3.
Sage Plain: Records of exploration results and uranium production from the Sage Plain project area are generally limited to borehole gamma-ray logs, and drill hole maps of programs carried out periodically, and they have served as the basis for the historical estimates. The historic resource estimates for the Sage Plain project were generally calculated using either a polygonal or circle-tangent modelling method, both of which have been superseded by more applicable geostatistical resource estimation methods. Summaries of historical exploration and mining activities at the Sage Plain project are not available to IsoEnergy. The historical resource estimates do not conform to either the current JORC Code or the CIM Code.

18

Matoush: The Ross et al (2012) historical, foreign Mineral Resource estimate in the NI43-101 report dated February 15, 2012 for Strateco Resources utilized drill hole data available as of December 31, 2011 when the Matoush Gemcom database included 515 diamond core holes up to and including hole MT-11-039. Of these, 392 holes representing 175,190 m of drilling are located within the area of resources. The wireframe models representing the mineralized zones are intersected by 150 drill holes. As of December 31, 2011, chemical analyses for all holes had been received. Equivalent U3O8 (eU3O8) values were not used for this resource estimate, as was done in previous resource estimates. A set of cross-sections and plan views were used to construct three-dimensional wireframe models at a cut-off grade of 0.1% U3O8. High-grade values were cut to 9% U3O8 prior to compositing. Outlines of the mineralized lenses were interpreted on ten-metre spaced vertical sections. Minimum criteria of 0.1% U3O8 over 1.5 m true thickness was used as a guide. Narrow intercepts grading 0.05% to 0.1% U3O8 located adjacent to the main mineralized intercept were included. Where necessary, the wireframe intercept was “bulked out” to a minimum of 1.5 m true thickness. Low-grade intercepts were included in the initial wireframe models for zones MT-34 and MT-22. Many of these intercepts were removed by clipping the resource wireframe if below 0.1% U3O8. Some intersections grading 0.05% to 0.1% U3O8 were included in the grade interpolation to preserve continuity and/or maintain a soft boundary. Variogram parameters were interpreted from two-metre composited values. Sample intervals within the wireframe models range from ten centimetres to five metres, and average 70 cm. Assays within the wireframe models were composited to two-metre lengths starting at the first mineralized wireframe boundary from the collar and resetting at each new lens wireframe boundary. Several shorter composites occur at the bottom of the mineralized zone, immediately above where the drill hole exits the wireframe. Partial composites less than 60 cm long were removed from the dataset. Non-assayed intervals were treated as zero grade. Block U3O8 grades within the wireframe models were estimated by ordinary kriging. For density, RPA reviewed results of 945 bulk density measurements made by Strateco technicians using the water immersion method. RPA concluded that smaller samples may have poor accuracy and precision, and therefore elected to use only samples weighing greater than 450 g to calculate the average density of mineralization at 2.6 t/m3. This factor was then used to convert resource volumes to a tonnage. RPA manually classified the Mineral Resources based on drill hole spacing, geology, lens thickness, continuity, and variogram ranges. Most areas of Indicated are supported by 30 m to 40 m drill hole spacing, with some exceptions in areas of thicker and more continuous mineralization where drill hole spacing up to 50 m was included. The drill hole spacing in the AM-15 zone is generally less than 20 m. The MT-34 (Main lens), South lens, and most of the North Lens were classified as Indicated. Although there are some areas of closely spaced drilling in the upper MT-34 (part of AM-15 zone) and South lenses, no blocks were classified as measured because grade and geometrical continuity has not been established to the confidence level required for the measured category.

Several shorter composites occur at the bottom of the mineralized zone, immediately above where the drill hole exits the wireframe. Partial composites less than 60 cm long were removed from the dataset. Non-assayed intervals were treated as zero grade. Block U3O8 grades within the wireframe models were estimated by ordinary kriging. For density, RPA reviewed results of 945 bulk density measurements made by Strateco technicians using the water immersion method. RPA concluded that smaller samples may have poor accuracy and precision and therefore elected to use only samples weighing greater than 450 g to calculate the average density of mineralization at 2.6 t/m3. This factor was then used to convert resource volumes to a tonnage. RPA manually classified the Mineral Resources based on drill hole spacing, geology, lens thickness, continuity, and variogram ranges. Most areas of Indicated are supported by 30 m to 40 m drill hole spacing, with some exceptions in areas of thicker and more continuous mineralization where drill hole spacing up to 50 m was included. The drill hole spacing in the AM-15 zone is generally less than 20 m. The MT-34 (Main lens), South lens, and most of the North Lens were classified as Indicated. Although there are some areas of closely spaced drilling in the upper MT-34 (part of AM-15 zone) and South lenses, no blocks were classified as measured because grade and geometrical continuity has not been established to the confidence level required for the measured category.

19

In 2012, Strateco Resources carried out an additional 15,000-metres drilling, including some 11,000 metres of definition drilling aimed at outlining the Indicated resource within the boundaries of the new Inferred resource zones. On December 7, 2012, the Strateco Resources announced the results of the latest Matoush project historical, foreign Mineral Resource update by RPA, which showed that the Indicated Mineral Resource had increased since the previous resource estimate, dated February 15, 2012. The update was based on drill results available as of November 22, 2012 and was also published in their March 21, 2013 Annual Information Form which is available on www.sedarplus.ca

Hurricane: The cut-off date of the Mineral Resource database is March 22, 2022, which represents the date in which all assays were received from IsoEnergy’s Winter 2022 drill program. The Hurricane resource database, dated March 22, 2022, includes drill hole collar locations (including dip and azimuth), assay, alteration, geochemical, and lithology data from 106 drill holes totalling 37,875.3 m of drilling completed from 1983 through spring of 2022. A total of 785 samples of the 1,504 in the database were contained within the mineralized uranium wireframes. The wireframe models representing the Hurricane low-grade (LG), medium-grade (MG) and high-Grade (HG) mineralized zones are intersected by 48 of 106 drill holes. Geological interpretations supporting the estimate were generated by SLR and reviewed by IsoEnergy personnel. Wireframe models of mineralized zones were used to constrain the block model grade interpolation process. The models represent grade envelopes using the geological interpretation described above as guidance.

The wireframes consisted of a LG domain using a nominal COG of 0.05% U3O8 and a minimum core length of one metre. SLR considers the selection of 0.05% U3O8 to be appropriate for construction of mineralized wireframe outlines, as this value reflects the lowest COG that is expected to be applied for reporting of the Mineral Resources in an underground operating scenario and is consistent with other known deposits in the Athabasca Basin. Sample intervals with assay results less than the nominated COG were included within the mineralized wireframes if the core length was less than two metres or allowed for modelling of grade continuity. Wireframes of the MG and HG domains were created using a grade intercept limit equal to or greater than one metre with a minimum grade of 5% U3O8 and 25% U3O8, respectively, although lower grades were incorporated in places to maintain continuity and to meet a minimum thickness of one metre.

20

Uranium outliers were capped at 5% U3O8 and 20% U3O8 within the LG and MG domains, resulting in a total of 10 capped assay values. No capping was applied to the HG domain. SLR’s QP chose to limit the influence of the higher grade composites by employing spatial restriction in the High Grade domain. SLR used the Leapfrog restrictive search tool “clamp” that reduces the high value to a threshold value once the maximum distance is reached rather than discarding the high grade composite completely. The maximum distance of influence was set to 15 m x 15 m x 1.5 m with a grade x density threshold value of 250 (approximately equivalent to 55% U3O8) in both estimation passes. Composites were created from the capped, raw assay values using the downhole compositing function of Seequent Leapfrog Geo modelling software package. The composite lengths used during interpolation were chosen considering the predominant sampling length, the minimum mining width, style of mineralization, and continuity of grade, and ranged from 0.5 m to 3.0 m within the wireframe models, with 97.2% of the samples taken at 0.5 m intervals. Given this distribution, and considering the width of the mineralization, the SLR QP chose to composite to one metre lengths. Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Assays were capped prior to compositing. A small number of unsampled and missing sample intervals were ignored. Residual composites were maintained in the dataset.

SLR generated downhole, omni-directional, and directional variograms using the one metre U3O8 composite values located within the LG and MG mineralized domains. The MG domain variogram was calculated using composites located within MG and HG wireframes to allow for more pairs in the analysis. The variograms were used to support search ellipsoid anisotropy, linear trends observed in the data, and Mineral Resource classification decisions. The downhole variograms suggests a relative nugget effect of approximately 10%. Long range directional variograms were focused in the primary plane of mineralization, which commonly strikes northeast and horizontally across the strike direction. Most ranges were interpreted to be 27 m to 35 m. The uranium grade was used to estimate the density of each sample with the polynomial formula. Densities were then interpolated into the block model to convert mineralized volumes to tonnage and were also used to weight the uranium grades interpolated into each block. All modelling work was carried out using Leapfrog Edge version 2021.2.4 software. The Hurricane block model has 5 m x 2 m x 1 m whole blocks. A regularized whole block approach was used whereby the block was assigned to the domain where its centroid was located. The variables Grade, Density, and Grade x Density were interpolated for U3O8 using the inverse distance cubed (ID3) methodology. Estimation of grades was controlled by mineralized wireframe zones. In order to reproduce the direction of the thin, folded, and faulted domains, SLR employed a variable orientation tool in Leapfrog Edge. The tool allows the search to be locally adjusted to the orientation of the mineralization, which results in improved local grade estimates. SLR used the hanging wall and footwall of each domain to guide the variable direction search.

Hard boundaries were used to limit the use of composites between different mineralization domains for U3O8 interpolation. SLR validated the block model using the following methods:

•      Swath plots of composite grades versus ID3, ordinary kriging (OK), and nearest neighbour (NN) grades in the X, Y, and Z

•      Volumetric comparison of blocks versus wireframes

•      Visual Inspection of block versus composite grades on plan, vertical, and long section

•      Statistical comparison of block grades with assay and composite grades

21

SLR found grade continuity to be reasonable and confirmed that the block grades were reasonably consistent with local drill hole composite grades.

A review of other uranium development projects and operating mines in the Athabasca Basin was undertaken to ascertain certain operating parameters as they relate to the estimate of a cut-off grade (COG).

The following assumptions were used in the development of the COG for Hurricane:

•      Hurricane would be developed using remote mining extraction methods similar to other development projects or operating mines in the Athabasca Basin.

•      Metallurgical recovery is assumed to be similar to other past and present uranium mines in the Athabasca Basin.

•      The long-term U3O8 price is assumed to be US$65/lb U3O8, and the exchange rate is assumed to be C$/US$ = 0.75.

•      Provincial revenue royalties are based on guidelines published by the Saskatchewan government.

•      Operating costs would be representative of a remote mining extraction method.

Applying these factors resulted in a COG of 1.00% U3O8.

Classification of Mineral Resources as defined in Canadian Institute of Mining, Metallurgy and Petroleum definition Standards for Mineral Resources and Mineral Reserves (CIM 2014) were followed for classification of Mineral Resources.

The SLR QP has considered the following factors that can affect the uncertainty associated with each classification of Mineral Resources: reliability of sampling data, confidence in interpretation and modelling of geological and estimation domains, and confidence in block grade estimates. The SLR QP offers the following conclusions related to each of these factors:

•      Reliability of sampling data:

o      Drilling, sampling, sample preparation, and assay procedures follow industry standards.

o      Data verification and validation work confirm drill hole sample databases are reliable.

o      No significant biases were observed in the QA/QC analysis results.

•      Confidence in interpretation and modelling of geological and estimation domains:

o      Mineralization domains are interpreted manually in cross-sections and refined in longitudinal sections by an experienced resource geologist.

o      There is good agreement between the drill holes and mineralization wireframe shapes

o      The mineralization wireframe shapes are well defined by sample data in areas classified as Indicated.

•      Confidence in block grade estimates:

o      Indicated block grades correlate well, spatially and statistically, with composite data, both locally and globally.

22

Blocks were classified as Indicated or Inferred based on drill hole spacing, confidence in the geological interpretation, and apparent continuity of mineralization. All the blocks within the HG domains and blocks within the MG domain with apparent grade continuity from two or more holes were classified as Indicated. For the LG grade domain, blocks that did not meet the criteria of grade x thickness (GT) greater than or equal to 1.0%*m were removed from the Mineral Resource reporting. All remaining blocks within the MG and LG domains were assigned an Inferred category.
5.12.6	Any more recent estimates or data relevant to the reported mineralisation available to the entity.

Milo, Ben Lomond, Coles Hill, Tony M, Daneros, Dieter Lake, Sage Plain, Matoush, Hurricane: No more recent estimates have been completed or data relevant to the reported mineralisation is available.

Additional technical information, derived primarily from exploration drilling, is limited in scope and has no impact upon the Mineral Resource estimates.

5.12.7	The evaluation and/or exploration work that needs to be completed to verify the historical estimates or foreign estimates as Mineral Resources or Ore Reserves in accordance with Listing Rules Appendix 5A (JORC Code).	For all projects, it is noted that IsoEnergy is not required to disclose its Mineral Resources or Ore Reserve estimates in accordance with the JORC Code, as it is a Canadian entity and is not admitted to the official list of ASX. Accordingly, there is no present intention to undertake work for the purposes of reporting IsoEnergy’s Mineral Resource estimates in accordance with the JORC Code.
Milo: The data would require review and preparation of a Table 1. The copper equivalent would require updating in line with JORC 2012.
Ben Lomond: A substantial re-drilling / drilling campaign would be required with the associated work necessary to report the resource in accordance with JORC (2012).

Coles Hill, Tony M: It is expected that all future Mineral Reserve and Mineral Resource estimates of IsoEnergy will be prepared in accordance with the then-prevailing Canadian Institute of Mining, Metallurgy and Petroleum Code and Canadian National Instrument NI 43- 101. Planning and scheduling of future work that may be required to advance the Mineral Resources from an historical classification to a current Mineral Resource, as defined by the CIM Code, will be done as technical evaluation of the project is progressed.

"Offset drilling" of key drill holes in the Coles Hill North and Coles Hill South uranium deposits will be required to confirm the validity of the historical drill results from the Marline Oil drilling program.

Only a limited drilling program would be required to verify the Tony M resources under the JORC Code.

Daneros: Additional work required to evaluate, confirm, and upgrade the historical Mineral Resources at Daneros would by rotary and core drilling to validate historical drilling information, and infill rotary and core drilling to test potential extensions to known mineralized zones, and underground long hole drilling.
Dieter Lake: The competent person of the independent geological consulting firm that IsoEnergy engaged in 2025 to update the Dieter Lake historical foreign resource estimate to current NI43-101 and CIM standards recommended that historic drill hole data verification will be required - including a visit to the property to verify drill hole locations and carry out verification sampling. The property visit was done in July 2025. Verification samples were collected but helicopter issues prevented conformation of drill hole collar locations from being completed. The consultant's report is pending. There is no present intention to report the estimate in accordance with the JORC Code (2012) edition, as IsoEnergy is not presently required to comply with this reporting code.
Sage Plain: Historic resources at the Sage Plain project could be advanced to "current" status under the CIM Code through additional rotary and core drilling programs. Any future Mineral Reserve and Mineral Resource estimates of IsoEnergy Limited will be prepared in accordance with the then-prevailing Canadian Institute of Mining, Metallurgy and Petroleum Code and the context of Canadian National Instrument NI 43- 101.

23

Matoush: An evaluation of the work required to verify the historical, foreign mineral resource estimates as Mineral Resources or Ore Reserves in accordance with JORC 92012) code has not been done.
Hurricane: An evaluation of the work required to verify the foreign mineral resource estimates as Mineral Resources or Ore Reserves in accordance with JORC (2012) code has not been done.
5.12.8	The proposed timing of any evaluation and/or exploration work that the entity intends to undertake and a comment on how the entity intends to fund that work.	Milo: Further drilling is planned to extend the resource. The entity can fund that work from existing capital. Initial Reverse Circulation drill program of 1,000m being contemplated for Q2 2026.
Ben Lomond: Not presently planned.
Coles Hill: Drilling to confirm the historical drill results is yet to be planned but will be funded from existing sources.
Tony M: Current work at the Tony M project relates to assessment of technical topics that may have a bearing on future development and operation of the Tony M mine. Such a work program has not been scheduled. This work is being funded through IsoEnergy’s current budget.
Daneros: A confirmation drilling program at the Daneros project has not yet been scheduled. Future work at the Daneros project would be funded by IsoEnergy’s existing resources.
Deiter Lake: IsoEnergy has engaged an independent geological consulting firm to update the historical Mineral Resource estimate to current NI43-101 and CIM standards. It is anticipated their report will be received by December 31, 2025 but until their evaluation of historical drill hole data is complete it is uncertain whether the Mineral Resource estimate will be received in 2025.
Sage Plain: Exploration and confirmation drilling for the Sage Plain project has not yet been scheduled. Future activities at the Sage Plain project will be funded through IsoEnergy’s existing resources.
Matoush: There is no present intention to report the estimate in accordance with the JORC Code (2012) edition, as IsoEnergy is not presently required to comply with this reporting code.
Hurricane: There is no present intention to report the estimate in accordance with the JORC Code (2012) edition, as IsoEnergy is not presently required to comply with this reporting code.
5.12.9

A cautionary statement proximate to, and with equal prominence as, the reported historical estimates or foreign estimates stating that:

•      the estimates are historical estimates or foreign estimates and are not reported in accordance with the JORC Code;

•      a competent person has not done sufficient work to classify the historical estimates or foreign estimates as Mineral Resources or Ore Reserves in accordance with the JORC Code; and

A proximate cautionary statement has also been included within the main body of this announcement as required.

24

•      it is uncertain that following evaluation and/or further exploration work that the historical estimates or foreign estimates will be able to be reported as Mineral Resources or Ore Reserves in accordance with the JORC Code.

5.12.10	A statement by a named competent person or persons that the information in the market announcement provided under rules 5.12.2 to 5.12.7 is an accurate representation of the available data and studies for the material mining project. The statement must include the information referred to in rule 5.22(b) and (c).	The information in this announcement provided under ASX Listing Rules 5.12.2 to 5.12.7 is an accurate representation of the available data and studies for the IsoEnergy projects and has been reviewed by the competent person or persons named below.
Milo, Ben Lomond: Peter James Mullens. Peter James Mullens is an employee of IsoEnergy and a fellow of the Australian Institute of Mining and Metallurgy. Mr Mullens consents to the inclusion in this release of the matters based on that information in the form and context in which it appears.
Daneros, Sage Plain, Coles Hill, Tony M: Dean T. Wilton. Dean T Wilton is a consultant to IsoEnergy, a member of the Australian Institute of Professional Geoscientists and a Certified Professional Geologist as designated by the American Institute of Professional Geologists. Mr Wilton consents to the inclusion in this release of the matters based on that information in the form and context in which it appears.
Dieter Lake, Matoush, Hurricane: Daniel Brisbin. Daniel Brisbin is an employee of IsoEnergy and a member of Association of Professional Engineers and Geoscientists of Saskatchewan. Mr Brisbin consents to the inclusion in this release of the matters based on that information in the form and context in which it appears.

25

Mineral Resource Estimates of Toro Energy

Notes:

1.	Data in the table has been rounded to 1 decimal place, which is the nearest 100,000t or lbs in the case of ore and contained oxide respectively; this can cause rounding errors in subsequent calculations.

2.	The JORC Table 1 relevant to all of the resource estimations related to the resources stated in the above table can be found in Toro’s ASX announcement of September 24, 2024, except for Theseus, which can be found in Toro’s ASX announcement of December 5, 2012. For the purposes of ASX Listing Rule 5.23 Toro confirms that it is not aware of any new information or data that materially affects the information included in those original announcements, and that all material assumptions and technical parameters underpinning the estimates in the original announcements continue to apply and have not materially changed.

3.	Refer to relevant Competent Persons statements as given in this release.

4.	All resources prepared in accordance with JORC 2012, except Theseus which is in accordance with JORC 2004. Information contained in this release in connection with the Theseus Project was prepared and first disclosed under the JORC Code 2004. It has not been updated since to comply with the JORC Code 2012 on the basis that the information has not materially changed since it was last reported.

26

Annexure A           Scheme Implementation Deed

27

Scheme Implementation Deed

IsoEnergy Limited

Toro Energy Limited

cardinals
 lawyers and consultants

Level 1, 50 Kings Park Road,

West Perth WA 6005

PO Box 1957, West Perth WA 6872

Tel: 08 9213 3000

Contents

Background		1
Agreed terms		1
1	Interpretation	1
2	Scheme of Arrangement	20
3	Conditions Precedent	21
4	Scheme	26
5	Transaction Steps	29
6	Toro IBC Recommendation	37
7	Conduct of Business	38
8	Warranties	43
9	Releases	44
10	Exclusivity	46
11	Break Fee	51
12	Reverse Break Fee	54
13	Termination	55
14	Announcements	57
15	Confidentiality	58
16	Goods and Services Tax	58
17	Notices	59
18	Withholding Tax	60
19	General	61
Signature page		77

This deed is made on	2025

Parties

IsoEnergy
Name	IsoEnergy Limited, a company existing under the laws of the Province of Ontario
Address	217 Queen Street West, Suite 401, Toronto, Ontario, Canada M5V 0R2

Toro
Name	Toro Energy Limited
ACN	117 127 590
Address	60 Havelock Street, West Perth, WA 6005

Background

A	The parties have agreed to propose the Scheme on the terms set out in this deed.

B	If implemented the Scheme will result in Scheme Participants receiving the Scheme Consideration and Toro becoming a wholly owned subsidiary of IsoEnergy.

Agreed terms

1	Interpretation

Definitions

1.1	In this deed the following definitions apply:

Accounting Standards means:

(a)	the requirements of the Corporations Act relevant to the preparation and contents of financial reports;

(b)	the accounting standards approved under the Corporations Act, being the Australian Accounting Standards and any authoritative interpretation issued by the Australian Accounting Standards Board; and

(c)	generally accepted accounting principles, policies, practices and procedures in Australia to the extent not inconsistent with the accounting standards described in paragraph (b).

Advisor means a legal adviser, financial or corporate adviser, accountant, technical adviser, financier, or other expert adviser or consultant.

Affiliate means, in relation to any specified person (other than a natural person), any other person (which shall include a natural person) directly or indirectly Controlling or Controlled by such specified person or under direct or indirect common control with such specified person.

Agreed Budget means Toro’s agreed budget for the period ending six months after the date of this deed as agreed between Toro and IsoEnergy in writing, as may be amended by written agreement of Toro and IsoEnergy from time to time.

Anti-Corruption Laws means any law or regulation in the applicable jurisdiction regarding bribery or any other corrupt activity, including:

(a)	the Australian Crimes Act 1914 (Cth) (and the applicable regulations thereunder);

(b)	the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); and

(c)	the Corruption of Foreign Public Officials Act (Canada) (and the applicable regulations promulgated thereunder).

Applicable Laws means the Corporations Act, the Corporations Regulations, the Regulatory Guide 60 and other regulatory guides published by ASIC, the ASX Listing Rules and any other applicable laws or regulations.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given in section 12(2) of the Corporations Act.

ASX means ASX Limited ACN 008 624 691 or the Australian Securities Exchange, as the context requires.

ASX Listing Rules means the official listing rules of ASX as modified by any waiver instrument executed by ASX that applies to Toro.

ATO means the Australian Taxation Office.

Authorisation means any licence, permit, lease, authorisation, concession, consent, certificate or approval issued or granted by a Government Agency.

Break Fee means A$700,000 inclusive of GST, if applicable.

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open in Perth, Australia or Toronto, Ontario for normal business.

Canadian Securities Administrators means the applicable securities regulatory authorities in each of the provinces and territories of Canada.

Claim means any claim, demand, legal proceedings or cause of action including any claim, demand, legal proceedings or cause of action:

(a)	based in contract (including breach of any warranty);

(b)	based in tort (including misrepresentation or negligence);

(c)	under common law or equity; or

(d)	under statute.

Class Ruling means a binding public ruling issued by the Commissioner pursuant to Division 358 of Schedule 1 of the TAA and as described in class ruling CR 2001/1.

Commissioner means the Australian Federal Commissioner of Taxation.

Competing Proposal means any bona fide offer, proposal, transaction, agreement or arrangement (whether existing before, on or after the date of this deed) which:

(a)	requires Toro to abandon, or otherwise not proceed with, the Transaction substantially in accordance with the terms of this deed; or

(b)	if completed, would result in a Third Party (alone or together with its Associates) directly or indirectly in a single transaction or a series of related transactions:

(i)	acquiring or being entitled to acquire a:

(A)	Relevant Interest in;

(B)	legal, beneficial or economic interest (including by way of any equity swap, contract for difference or other derivative, or similar transaction or arrangement) in; or

(C)	control of,

20% or more of the Toro Shares or the shares of a member of the Toro Group; or

(ii)	acquiring or being entitled to acquire:

(A)	a legal, beneficial or economic interest (including by way of one or more derivative contracts, an equity or economic swap, contract for difference or other derivative, or similar transaction or arrangement) in; or

(B)	control of,

all or a majority of the business or assets of the Toro Group (taken as a whole);

(iii)	acquiring or being entitled to acquire Control of Toro or a member of the Toro Group;

(iv)	merging or amalgamating with Toro or any other member of the Toro Group,

in each case, whether (without limitation) by way of takeover bid, scheme of arrangement, reverse takeover, capital reduction, sale or licence of assets, sale of securities, strategic alliance, joint venture, partnership, dual listed companies structure, economic or synthetic merger or combination or other transaction or arrangement, or a series of any of the foregoing.

Condition means each condition set out in the first column of the table in clause 3.1.

Constitution means the constitution of Toro, as amended from time to time.

Control has the meaning given in section 50AA of the Corporations Act disregarding section 50AA(4) of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means Corporations Regulations 2001 (Cth).

Counter Proposal has the meaning given in clause 10.8(e).

Court means the Federal Court of Australia, or any other court of competent jurisdiction under the Corporations Act which the parties agree in writing.

Deed Poll means the deed poll to be entered into by IsoEnergy in favour of the Scheme Participants in the form attached at Annexure 2 or in such other form as the parties agree in writing.

Disclosed means disclosed by or on behalf of the relevant party in such manner as to enable a reasonable and sophisticated recipient of the relevant information who is experienced in transactions similar to the transactions contemplated by this deed and the industry in which Toro or IsoEnergy (as applicable) operates, to identify and understand the nature, scope and potential impact of the relevant matter, event or circumstance and the fact that it may have financial, operational or other consequences.

Effective means the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date the Scheme becomes Effective.

Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest (within the meaning of section 51A of the Corporations Act), title retention, pre-emptive right, preferential right or trust arrangement, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect and any agreement to create any of the foregoing.

End Date means the date that is six months after the date of this deed, or such later date as the parties agree in writing.

Environmental Liability means any obligation, liability, expense, penalty or fine under any Environmental Law and the obligation to carry out any rehabilitation, rectification, reclamation or mine closure work of any nature or kind whether pursuant to an Environmental Law, any licence or permit relating to the Toro Tenements, the requirements of any Government Agency in connection with Project or any condition attaching to the Toro Tenements.

Excluded Shareholder means any member of the IsoEnergy Group and any other person to the extent they hold Toro Shares on behalf of or for the benefit of any member of the IsoEnergy Group.

Exclusivity Period means the period starting on the date of this deed and ending on the first to occur of:

(a)	termination of this deed in accordance with its terms;

(b)	the Implementation Date; and

(c)	the End Date.

FIRB means the Australian Foreign Investment Review Board.

FIRB Act means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

First Court Date means the first day on which the application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Scheme Meeting is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

GST has the meaning given in the GST Act.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal, taxing, monetary or judicial body, department, commission, authority, tribunal, agency or entity or any minister of any federal, state, provincial or local government, whether Australian or foreign and includes the ASX, the TSX, the NYSE and any other relevant stock exchange, ASIC, the Takeovers Panel, the Australian Foreign Investment Review Board, the Australian Taxation Office, Canadian Securities Administrators, or the SEC.

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the Scheme Resolution is passed at the Scheme Meeting by a majority in number of Shareholders (other than Excluded Shareholders) present and voting, either in person or by proxy.

Implementation Date means the date which is five Business Days after the Record Date, or such other date as the parties agree in writing.

Independent Expert means the person appointed by Toro as independent expert to prepare the Independent Expert's Report.

Independent Technical Expert means the person appointed as independent technical expert to prepare the Independent Technical Expert's Report.

Independent Expert's Report means the independent expert's report prepared by the Independent Expert in relation to the Scheme as amended or updated from time to time and including any supplementary or replacement report.

Independent Technical Expert’s Report means the independent technical expert's report prepared by the Independent Technical Expert in relation to the Scheme as amended or updated from time to time and including any supplementary or replacement report.

Independent Toro Director means each Toro Director, other than Richard Patricio.

Ineligible Foreign Securityholder means, unless the parties determine otherwise in respect of a particular Scheme Participant, a Scheme Participant whose address as shown in the Register (as at the Record Date) is in a place which IsoEnergy reasonably determines is a place that it is unlawful or unduly onerous to issue that Scheme Participant with New IsoEnergy Shares under the Scheme (provided that a Scheme Participant whose address shown in the Register is within Australia and its external territories, New Zealand, Canada, or the United States will not be an Ineligible Foreign Securityholder).

Insolvency Event means in respect of any entity:

(a)	the entity resolving that it be wound up or a court making an order for the winding up or dissolution of the entity;

(b)	a Controller (as defined in the Corporations Act), liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official being appointed to the entity or in relation to the whole, or a substantial part, of its assets;

(c)	an order has been made, a resolution has been passed, or an application (other than an application which is stayed, withdrawn, dismissed or set aside within 14 days) to a court has been made for the entity to be wound up or dissolved or for the appointment of a Controller (as defined in the Corporations Act) to the entity or in relation to the whole, or a substantial part, of its assets, or for the entry into of any arrangement, compromise or composition with, or assignment for the benefit of, creditors of the entity or any class of them;

(d)	a security interest (within the meaning of section 51A of the Corporations Act) becomes enforceable or is enforced over, or a writ of execution, garnishee order, mareva injunction or similar order has been issued over or affecting, all or a substantial part of the assets of the entity; or

(e)	the entity has otherwise become, or is otherwise taken to be, insolvent in any jurisdiction, or an event occurs in any jurisdiction in relation to the person which is analogous to, or which has a substantially similar effect to, any of the events referred to in paragraphs (a) to (d) above, and an entity shall be Insolvent if any event specified in paragraphs (a) to (e) above occurs in respect of that entity.

Integration Committee means a committee comprised of at least two Toro executives selected by Toro (and satisfactory to IsoEnergy, acting reasonably) and two IsoEnergy executives selected by IsoEnergy, and other persons as agreed by the parties.

IsoEnergy Board means the board of directors of IsoEnergy.

IsoEnergy Convertible Securities means the IsoEnergy Options, IsoEnergy Debentures and IsoEnergy Restricted Share Units set out in Part 3 of Schedule 3, Part 4 of Schedule 3 and Part 5 of Schedule 3.

IsoEnergy Debentures means the unsecured convertible debentures of IsoEnergy held by Queens Road Investment Ltd.

IsoEnergy Disclosure Materials means all written information (including management presentations and responses to questions or requests for information) included in the online data room established by or on behalf of IsoEnergy for due diligence purposes prior to 5:00pm on 10 October 2025.

IsoEnergy Group means IsoEnergy and its Related Entities.

IsoEnergy Indemnified Persons means each person who is a Representative of a member of the IsoEnergy Group.

IsoEnergy Information means the information regarding IsoEnergy and the Merged Group provided by IsoEnergy to Toro in writing for inclusion in the Scheme Booklet, including information regarding IsoEnergy and the Merged Group required to be included in the Scheme Booklet under Applicable Laws, but excluding the Toro Information and the Independent Expert’s Report and any report or letter issued by someone other than IsoEnergy.

IsoEnergy Material Adverse Change means any change, event, circumstance, occurrence, condition, matter or thing which occurs on or after the date of this deed, or that occurs before the date of this deed (IsoEnergy Change), that, either individually or when aggregated with all such IsoEnergy Changes, that have occurred or are reasonably likely to occur, has had, or would be considered reasonably likely to have, the effect of diminishing the consolidated net assets of the IsoEnergy Group taken as a whole (calculated in accordance with the accounting policies and practices applied by the IsoEnergy Group in preparing its financial statements for the fiscal year ended 31 December 2024) by CAD80,000,000 or more, other than (and disregarding) changes, events, circumstances, occurrences, conditions, matters or things:

(a)	arising from anything required or permitted to be done under this deed or the Scheme, or the transactions contemplated by them;

(b)	Disclosed in, or which ought reasonably to have been expected to arise from anything Disclosed in:

(i)	the IsoEnergy Disclosure Materials; or

(ii)	any public disclosure made by IsoEnergy in public filings available on SEDAR+ or EDGAR in the 12 months prior to the date of this deed;

(c)	consented to in writing by Toro or arising from anything consented to in writing by Toro;

(d)	relating to costs and expenses reasonably incurred by IsoEnergy in connection with the Transaction;

(e)	that are within the knowledge of Toro as described in clause 1.4, as at the date of this deed;

(f)	arising from the announcement of the execution of this deed and of the transactions contemplated by it; or

(g)	arising from:

(i)	any disease, epidemic or pandemic (including the outbreak, escalation or any impact of, or recovery from, COVID-19 or any related epidemic or pandemic arising from a mutation, variation or derivative of the COVID-19 virus);

(ii)	any acts of terrorism, outbreak, war, military operations (or escalation or war, whether or not declared, or military operations), major hostilities, civil unrest, acts of god, lightning, storm, flood, fire, earthquake or explosion, cyclone, tidal wave, landslide or other natural disaster or adverse weather conditions or the like; or

(iii)	any actual or proposed change on or after the date of this deed in:

(A)	taxation rates, exchange rates or interest rates;

(B)	general economic, political or business conditions, including changes or disruptions to, or fluctuations in, domestic or international financial markets or economic, business, industry or political conditions; or

(C)	accounting standards, laws, regulations or policies of a Government Agency laws (including any statute, ordinance, rule, regulation, the common law and equitable principles) or the interpretation, application or non-application of any of the foregoing, provided that the actual or proposed change the subject of the exception in paragraph (g) does not affect IsoEnergy in a manner that is materially disproportionate to the effect on other companies of a similar size operating in the same industry as IsoEnergy.

IsoEnergy Option means an option to subscribe for one or more IsoEnergy Shares.

IsoEnergy Prescribed Occurrence means the occurrence of any of the following events:

(a)	IsoEnergy splits, divides or consolidates all or any of its shares into a larger or smaller number of shares;

(b)	IsoEnergy resolves to reduce its share capital in any way or reclassifies, combines, redeems or repurchases directly or indirectly its shares;

(c)	IsoEnergy enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement with respect to its shares;

(d)	any member of the IsoEnergy Group issues securities (including shares or convertible debentures or debt securities or other securities convertible into shares), or grants a restricted share unit, performance right, an option or warrant over its securities or agrees to make such an issue or grant such a security, right, warrant or option (other than from any member of the IsoEnergy Group to any other member of the IsoEnergy Group);

(e)	any member of the IsoEnergy Group makes any change to its constitution or equivalent constating documents;

(f)	any member of the IsoEnergy Group becomes Insolvent;

(g)	any member of the IsoEnergy Group ceases, or threatens to cease, carrying on the whole or a material part of the business of the IsoEnergy Group;

(h)	any member of the IsoEnergy Group grants, or agrees to grant, an Encumbrance over the whole, or a substantial part, of its business or property;

(i)	any member of the IsoEnergy Group disposes of, or agrees to dispose of, the whole, or a substantial part of its business or property;

(j)	IsoEnergy announces, declares or determines to pay any dividend or announces or makes any other distribution (whether in cash or in specie) to its members other than a dividend with a record date occurring after the Implementation Date;

(k)	any member of the IsoEnergy Group acquires or disposes of one or more businesses, assets, entities or undertakings (or an interest in one or more businesses, assets or undertakings) which, individually or in aggregate with any other businesses, assets, entities or undertakings being acquired or disposed, is a material part of the business of the IsoEnergy Group;

(l)	any offer, proposal, transaction, agreement or arrangement is announced or agreed which:

(i)	requires IsoEnergy to abandon, or otherwise not proceed with, the Transaction substantially in accordance with the terms of this deed; or

(ii)	if completed, would result in a Third Party (alone or together with its Associates) acquiring control of 50% or more of the IsoEnergy Shares); or

(m)	any member of the IsoEnergy Group authorising, committing, announcing or agreeing to take any of the actions referred to in the paragraphs above,

other than an event:

(n)	arising from anything required or permitted to be done under this deed or the Scheme, or the transactions contemplated by either;

(o)	arising from an issue of IsoEnergy Shares or IsoEnergy securities:

(i)	as a result of the vesting, exercise or conversion of, or otherwise in accordance with the terms of, IsoEnergy Convertible Securities;

(ii)	as part of IsoEnergy’s incentive plans in the ordinary course of business;

(iii)	as consideration for an acquisition of an asset, project or business, provided the number of securities issued as consideration for that acquisition does not exceed (on an aggregated basis) 5% of the number of IsoEnergy securities on issue on a fully diluted basis as at the date of this deed;

(p)	arising from any member of the IsoEnergy Group undertaking a capital raising by an issue of equity securities, provided that the financing does not exceed US$75,000,000 (individually or in aggregate);

(q)	Disclosed in, or which ought reasonably to have been expected to arise from anything Disclosed in:

(i)	the IsoEnergy Disclosure Materials; or

(ii)	any public disclosure made by IsoEnergy in public filings available on SEDAR+ or EDGAR in the 12 months prior to the date of this deed;

(r)	consented to in writing by Toro or arising from anything consented to in writing by Toro (such consent not to be unreasonably withheld, delayed or conditioned);

(s)	arising from an internal reorganisation between IsoEnergy and any of its wholly owned subsidiaries, or between wholly owned subsidiaries of IsoEnergy, and which does not involve any Third Parties; or

(t)	that is within the knowledge of Toro as described in clause 1.4, as at the date of this deed.

IsoEnergy Restricted Share Unit means a right to acquire one or more IsoEnergy Shares.

IsoEnergy Share means a common share in the capital of IsoEnergy.

IsoEnergy Warranties means the statements set out in Schedule 2.

Key Executives means:

(a)	in respect of Toro, the Executive Chairman; and

(b)	in respect of IsoEnergy, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Vice President, Exploration of IsoEnergy.

Listed Option means an option granted by Toro to acquire by way of issue one or more Toro Shares, which is admitted to quotation on ASX.

Matching Rights Period has the meaning given in clause 10.8(e).

Material Contract means any contract, agreement, arrangement or commitment to which, when used in relation to the Toro Group, a member of the Toro Group is a party:

(a)	that, if terminated or if it ceased to be in effect, would reasonably be expected to have a Toro Material Adverse Change;

(b)	that creates an exclusive dealing arrangement, right of first offer or refusal or most favoured nation arrangement with respect to any material asset, material product or material service of a member of the Toro Group; or

(c)	that could reasonably be considered material to the business of the Toro Group.

Material Toro Tenement means M53/113, M53/224, M53/336, M53/1095, M53/1090, M53/1089, R80/001, R53/003, R51/003 and E53/1593.

Merged Group means IsoEnergy and its subsidiaries following implementation of the Scheme, including the Toro Group.

Merged Group Information means any information relating to the Merged Group contained in the Scheme Booklet, including the pro forma financial information relating to the Merged Group contained in the Scheme Booklet and the adjustments made to the relevant historical financial information to generate such pro forma financial information.

New IsoEnergy Share means an IsoEnergy Share to be issued as the Scheme Consideration under the Scheme.

Non-Electing Small Securityholder means a Small Securityholder who has not provided Toro with an Opt-in Notice in accordance with the terms of the Scheme.

NYSE means NYSE American LLC.

Option Cancellation Consideration means the consideration to be provided to holders of Toro Unlisted Options that enter into an Option Cancellation Deed, as determined by the Black-Scholes formula and separately agreed by IsoEnergy and Toro.

Option Cancellation Deed means a deed between Toro, a holder of Toro Unlisted Options and IsoEnergy pursuant to which those parties agree to cancel all of that Toro Option holder’s Toro Unlisted Options with effect on the Implementation Date, conditional on the Scheme becoming Effective, for the Option Cancellation Consideration.

Opt-in Notice means a notice by a Small Securityholder requesting to receive the Scheme Consideration as New IsoEnergy Shares.

PPSA means the Personal Property Securities Act 2009 (Cth).

PPSR means the register of security interests maintained in accordance with the PPSA.

Record Date means 7:00pm (Sydney time) on the date which is two Business Days after the Effective Date or such other time and date agreed to in writing between the parties.

Register means the register of members maintained by or on behalf of Toro.

Regulatory Approval means:

(a)	any approval, consent, authorisation, registration, filing, lodgement, permit, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver or exemption by or with a Government Agency; or

(b)	in relation to anything which would be fully or partly prohibited or restricted by law if a Government Agent intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Related Entity means:

(a)	in respect of IsoEnergy, an entity that Controls IsoEnergy, is under the Control of IsoEnergy, or is under the Control of another entity that also Controls IsoEnergy; and

(b)	in respect of Toro, an entity that Controls Toro, is under the Control of Toro, or is under the Control of another entity that also Controls Toro.

Relevant Interest has the meaning given in the Corporations Act.

Representative means in relation to a person, any director, officer or employee or agent of, and any Advisor of that person.

Reverse Break Fee means A$700,000 inclusive of GST, if applicable.

Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act between Toro and Scheme Participants, in the form attached at Annexure 1 or in such other form as the parties approve in writing, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved by the parties in writing.

Scheme Booklet means the explanatory memorandum to be approved by the Court and sent to Shareholders in advance of the Scheme Meeting and which must include:

(a)	the Scheme;

(b)	the explanatory statement required under section 412(1) of the Corporations Act;

(c)	the Independent Expert’s Report;

(d)	the Independent Technical Expert's Report;

(e)	the Deed Poll; and

(f)	the notice of Scheme Meeting and proxy form for the Scheme Meeting.

Scheme Consideration means the consideration to be provided by IsoEnergy to each Scheme Participant in exchange for the transfer to IsoEnergy of each Scheme Share, being subject to the terms of the Scheme, 0.036 New IsoEnergy Shares for each Scheme Share held by a Scheme Participant at the Record Date.

Scheme Meeting means the meeting of Shareholders (other than Excluded Shareholders) ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Participant means a person who is registered in the Register as the holder of one or more Scheme Shares as at the Record Date, other than any Excluded Shareholder.

Scheme Resolution means the resolution to be put to Shareholders (other than Excluded Shareholders) at the Scheme Meeting to approve the Scheme.

Scheme Share means a Toro Share on issue at the Record Date, other than any Toro Share held by an Excluded Shareholder.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Shareholder or Toro Shareholder means a person who is registered in the Register as the holder of one or more Toro Shares from time to time.

Small Securityholder means a Scheme Participant (other than an Ineligible Foreign Securityholder) who based on their holding of Scheme Shares on the Record Date, would on implementation of the Scheme, be entitled to receive less than CAD$500 worth of New IsoEnergy Shares as Scheme Consideration (assessed by reference to the last traded price of IsoEnergy Shares on the TSX on the trading day prior to the Record Date).

Subsidiary has the meaning given in the Corporations Act.

Superior Proposal means a written bona fide Competing Proposal that:

(a)	does not result from a breach by Toro of any of its obligations under clause 10 or from any act by a member of the Toro Group or their respective Advisor(s) which, if done by Toro or a member of the Toro Group, would constitute a breach of clause 10; and which

(b)	the Toro IBC determines, acting in good faith and after having taken advice from its independent external legal advisors and financial advisors:

(i)	is reasonably capable of being implemented in a reasonable time; and

(ii)	would or would reasonably be likely, if completed substantially in accordance with its terms, to be more favourable to Shareholders (other than Excluded Shareholders) (as a whole) than the Scheme,

taking into account all relevant aspects of the Competing Proposal, including price and/or value, certainty, terms and conditions, the identity, reputation and financial condition of the person making the Competing Proposal and all relevant legal, regulatory and financial matters.

TAA means the Tax Administration Act 1953 (Cth).

Tax or Taxes means all taxes, surtaxes, duties, levies, imposts, fees, withholdings, dues and other charges of any nature, imposed or collected by any Government Agency, whether disputed or not, including federal, provincial, territorial, state, municipal and local, foreign and other income, franchise, capital, real property, personal property, withholding, payroll, health, transfer, value added, alternative, or add on minimum tax including GST, sales, use, consumption, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, education, business, school, local improvement, development and occupation taxes, duties, levies, imposts, fees, assessments and withholdings and Canada Pension Plan contributions, employment insurance premiums and all other taxes and similar governmental charges, levies or assessments of any kind whatsoever imposed by any Government Agency including any instalment payments, interest, penalties or other additions associated therewith, whether or not disputed.

Tax Act means the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth), or both as the context requires.

Tax Conditions means any tax related conditions or undertakings as described under the headings “General”, “Provision of Information”, “Financing” and “Conditions Reporting” of section D ('Examples of tax conditions') of Guidance Note 12 (Version 5 (27 May 2025) issued by or on behalf of FIRB.

Third Party means a person other than a member of the IsoEnergy Group or the Toro Group.

Timetable means the indicative timetable set out in Schedule 4, or such other timetable as the parties agree in writing.

Toro Board means the board of directors of Toro.

Toro Convertible Securities means the Toro Options and Toro Performance Rights set out in Part 1 of Schedule 3 and Part 2 of Schedule 3.

Toro Disclosure Materials means all written information (including management presentations and responses to questions or requests for information) included in the online data room established by or on behalf of Toro for due diligence purposes prior to 5:00pm on 10 October 2025.

Toro Director means a director of Toro.

Toro Exploration means Toro Energy Exploration Pty Ltd ACN 117 674 576.

Toro Group means Toro and its Related Entities.

Toro IBC means the independent board committee of Toro, comprising all Independent Toro Directors.

Toro Indemnified Persons means each person who is a Representative of a member of the Toro Group.

Toro Incentive Plan means any equity incentive plan operated by Toro for the benefit of executives or employees of members of the Toro Group as at the date of this deed.

Toro Information means all information included in the Scheme Booklet including, information provided to IsoEnergy by Toro in writing for use by IsoEnergy in preparing the Merged Group Information, other than the IsoEnergy Information and the Independent Expert's Report and any report or letter issued by someone other than Toro.

Toro Material Adverse Change means any change, event, circumstance, occurrence, condition, matter or thing which occurs on or after the date of this deed, or that occurs before the date of this deed (Toro Change), that either individually or when aggregated with all such Toro Changes that:

(a)	gives rise to the suspension, revocation, invalidity, unenforceability, materially adverse variation, premature lapse or premature termination of all or any material rights under any Material Toro Tenement (other than planned relinquishment or abandonment);

(b)	involves the grant of mining or other rights or interests of any kind over all or part of any area covered by or the subject of a Material Toro Tenement by a member of the Toro Group to any person other than the holder(s) of that Toro Tenement (in that capacity) which materially conflict or could reasonably be expected to materially conflict with the enjoyment of the rights conferred or purported to be conferred by that Material Toro Tenement; or

(c)	have occurred or are reasonably likely to occur, has had, or is reasonably likely to have, the effect of diminishing the consolidated net assets of the Toro Group taken as a whole (calculated in accordance with the accounting policies and practices applied by the Toro Group in preparing its financial statements for the financial year ended 30 June 2025) by $5,500,000 or more as compared to the consolidated net assets set out in Toro’s financial statements for the financial year ended 30 June 2025), other than (and disregarding) changes, events, circumstances, occurrences, conditions, matters or things:

(d)	arising from anything required or permitted to be done under this deed, the Scheme, or the Agreed Budget, or the transactions contemplated by them;

(e)	Disclosed in, or which ought reasonably to have been expected to arise from anything Disclosed in:

(i)	the Toro Disclosure Materials;

(ii)	any announcement made by Toro to ASX in the 12 months prior to the date of this deed;

(iii)	searches in relation to each member of the Toro Group (or their tenements) of the public records maintained by:

(A)	ASIC;

(B)	the PPSR;

(C)	the registries of the High Court of Australia, the Federal Court of Australia and the Supreme Court in every State and Territory in Australia; and

(D)	the Department of Mines, Petroleum and Exploration

conducted prior to the execution of this deed;

(f)	consented to in writing by IsoEnergy or arising from anything consented to in writing by IsoEnergy;

(g)	relating to costs and expenses incurred by Toro in connection with the Transaction;

(h)	that are within the knowledge of IsoEnergy as described in clause 1.5, as at the date of this deed;

(i)	arising from the announcement of the execution of this deed and of the transactions contemplated by it; or

(j)	arising from:

(i)	any disease, epidemic or pandemic (including the outbreak, escalation or any impact of, or recovery from, COVID-19 or any related epidemic or pandemic arising from a mutation, variation or derivative of the COVID-19 virus);

(ii)	any acts of terrorism, outbreak, war, military operations (or escalation or war, whether or not declared, or military operations), major hostilities, civil unrest, acts of god, lightning, storm, flood, fire, earthquake or explosion, cyclone, tidal wave, landslide or other natural disaster or adverse weather conditions or the like;

(iii)	any actual or proposed change on or after the date of this deed in:

(A)	taxation rates, exchange rates or interest rates;

(B)	general economic, political or business conditions, including changes or disruptions to, or fluctuations in, domestic or international financial markets or economic, business, industry or political conditions; or

(C)	accounting standards, laws, regulations or policies of a Government Agency (including any statute, ordinance, rule, regulation, the common law and equitable principles) or the interpretation, application or non-application of any of the foregoing, provided that the actual or proposed change the subject of the exception in paragraph (j) does not affect Toro in a manner that is materially disproportionate to the effect on other companies of a similar size operating in the same industry as Toro.

Toro Option means an option to subscribe for one or more Toro Shares.

Toro Performance Rights means performance rights to acquire Toro Shares issued by Toro under a Toro Incentive Plan.

Toro Prescribed Occurrence means the occurrence of any of the following events:

(a)	Toro converts all or any of its shares into a larger or smaller number of shares;

(b)	Toro resolves to reduce its share capital in any way or reclassifies, combines, splits or redeems or repurchases directly or indirectly its shares;

(c)	Toro enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)	any member of the Toro Group issues securities (including shares or securities convertible into shares), or grants a performance right, an option over its securities or agrees to make such an issue or grant such a security, right or option (other than from any member of Toro Group to any other member of the Toro Group, or due to the vesting or exercise of the Toro Convertible Securities outstanding on the date of this deed);

(e)	any member of the Toro Group makes any change to its constitution;

(f)	any member of the Toro Group becomes Insolvent;

(g)	any member of the Toro Group ceases, or threatens to cease, carrying on the whole or a material part of the business of the Toro Group;

(h)	any member of the Toro Group grants, or agrees to grant, an Encumbrance over any material part of its business or property, other than a lien arising by operation of law or for money payable for work performed by suppliers or service providers in the ordinary course of business;

(i)	any member of the Toro Group disposes of, or agrees to dispose of, directly or indirectly, any part of its business or property having a value exceeding $50,000, other than planned relinquishments or abandonments of tenements. For the avoidance of doubt, and despite anything else in this deed, nothing permits Toro to dispose directly or indirectly of any Toro Tenement (without the prior written consent of IsoEnergy);

(j)	Toro announces, declares or determines to pay any dividend or announces or makes any other distribution (whether in cash or in specie) to its members;

(k)	any member of the Toro Group incurs any financial indebtedness exceeding $250,000 or issues any debt securities, other than in accordance with the Agreed Budget or pursuant to advances under its credit facilities in existence as at the date of this deed where the funds drawn pursuant to those advances are used in the ordinary course of business, or trade credit in the ordinary course of business;

(l)	any member of the Toro Group makes any loans, advances exceeding $250,000 or capital contributions to, or investments in, any other person (other than to or in Toro or to another direct or indirect wholly owned Subsidiary of Toro in the ordinary course of business), other than in the ordinary course of business;

(m)	a member of the Toro Group entering, varying or terminating any Material Contract, joint venture, partnership or other commitment which is material in the context of the business of the Toro Group as a whole, other than in the ordinary course of business;

(n)	a member of the Toro Group entering into or resolving to enter into a transaction with a related party of Toro (as defined in section 228 of the Corporations Act);

(o)	any member of the Toro Group settling or compromising a material dispute, where the settlement amount exceeds $250,000;

(p)	a member of the Toro Group commencing business activities not already carried out as at the date of this deed, whether by way of acquisition or otherwise; or

(q)	any member of the Toro Group authorising, committing, announcing or agreeing to take any of the actions referred to in the paragraphs above,

other than an event:

(r)	arising from anything required or permitted to be done under this deed or the Scheme, the Agreed Budget, or the transactions contemplated by them;

(s)	arising from an issue of Toro Shares as a result of the vesting or exercise of Toro Convertible Securities;

(t)	Disclosed in, or which ought reasonably to have been expected to arise from anything Disclosed in:

(i)	the Toro Disclosure Materials;

(ii)	any announcement made by Toro to ASX in the 12 months prior to the date of this deed;

(iii)	searches in relation to each member of the Toro Group (or their tenements) of the public records maintained by:

(A)	ASIC;

(B)	the PPSR;

(C)	the registries of the High Court of Australia, the Federal Court of Australia and the Supreme Court in every State and Territory in Australia; and

(D)	the Department of Mines, Petroleum and Exploration

conducted prior to the execution of this deed;

(u)	consented to in writing by IsoEnergy or arising from anything consented to in writing by IsoEnergy; or

(v)	that is within the knowledge of IsoEnergy as described in clause 1.5, as at the date of this deed.

Toro Share means a fully paid ordinary share in the capital of Toro.

Toro Unlisted Option means a Toro Option which is not a Listed Option.

Toro Warranties means the statements set out in Schedule 1.

Transaction means the acquisition by a member of the IsoEnergy Group of all the Toro Shares (on a fully diluted basis) and the cancellation of all Toro Convertible Securities through implementation of the Scheme and the other transactions contemplated by this deed, in accordance with the terms of this deed.

Treasurer means the Treasurer of the Commonwealth of Australia.

TSX means the Toronto Stock Exchange.

TSX Listing Rules means the rules and regulations of the TSX applicable to listed issuers as set out in the TSX Company Manual.

U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended.

U.S. Investment Company Act means the United States Investment Company Act of 1940, as amended.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

Wiluna Uranium Project means the project comprising M53/113, M53/224, M53/1090, M53/336, M53/1095, M53/1089.

Rules of interpretation

1.2	In this deed, except where the context otherwise requires:

(a)	headings are for convenience only and do not affect the interpretation of this deed;

(b)	the singular includes the plural and the plural includes the singular, and a gender includes other genders;

(c)	another grammatical form of a defined word or expression has a corresponding meaning;

(d)	a reference to:

(i)	a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this deed, and a reference to this deed includes any schedule or annexure;

(ii)	a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(iii)	A$ or $ is to Australian currency and CAD or C$ is to Canadian currency;

(iv)	time is to Perth, Australia, time;

(v)	to parties means the parties to this deed and a party means a party to this deed;

(vi)	to a person (including a party) includes natural persons, bodies corporate, partnerships, trusts, unincorporated associations of persons and Government Agencies;

(vii)	to a law:

(A)	includes a reference to any constitutional provision, subordinate legislation, treat, decree, convention, statute, regulation, rule, ordinance, proclamation, by-law, judgment, rule of common law or equity or rule of any applicable stock exchange;

(B)	is a reference to that law as amended, consolidated, supplemented, re-enacted or replaced; and

(C)	is a reference to any regulation, rule, ordinance, proclamation, by-law or judgement made under that law;

(e)	any reference, express or implied, to any legislation in any jurisdiction includes:

(i)	that legislation as amended, extended or applied by or under any other legislation made before or after signature of this deed;

(ii)	any legislation which that legislation re-enacts with or without modification; and

(iii)	any subordinate legislation made before or after signature of this deed under that legislation, including (where applicable) that legislation as amended, extended or applied as described in clause 1.2(e)(i), or under any legislation which it re-enacts as

(f)	subject to clause 19.4, references to a party includes the successors or assigns (immediate or otherwise) of that party;

(g)	general words must not be given a restrictive meaning just because they are followed by particular examples intended to be embraced by the general words (including particular examples introduced by “including”, “for example” or “such as” or similar expressions); and

(h)	nothing is to be construed adversely to a party just because that party put forward this deed or the relevant part of this deed.

Things required to be done other than on a Business Day

1.3	Unless otherwise indicated, if the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing must be done on or by the next Business Day.

Awareness of IsoEnergy and Toro

1.4	In a Toro Warranty or where this clause is cross-referenced in this deed, a reference to awareness, knowledge, information or belief of Toro or Toro Group (or equivalent) is limited to and deemed only to comprise all facts, matters and circumstances of which a Key Executive of Toro was actually aware at the date of this deed. None of the Key Executives of Toro will bear any personal liability in respect of any Toro Warranty or otherwise under this deed, except where such person has engaged in wilful misconduct or fraud.

1.5	In an IsoEnergy Warranty or where this clause is cross referenced in this deed, a reference to the awareness, knowledge, information or belief of IsoEnergy or IsoEnergy Group (or equivalent) is limited to and deemed only to comprise all facts, matters and circumstances of which a Key Executive of IsoEnergy was actually aware at the date of this deed. None of the Key Executives of IsoEnergy will bear any personal liability in respect of any IsoEnergy Warranty or otherwise under this deed, except where such person has engaged in wilful misconduct or fraud.

2	Scheme of Arrangement

Agreement to propose Scheme

2.1	Toro agrees to propose and implement the Scheme, and IsoEnergy agrees to assist Toro to propose and implement the Scheme, on and subject to the terms and conditions of this deed.

No amendment to Scheme without IsoEnergy's consent

2.2	Toro must not consent to amendment to, or modification of, or the making of or imposition by the Court of any condition in respect of, the Scheme, without IsoEnergy's prior written consent (not to be unreasonably withheld, conditioned or delayed).

IsoEnergy Nominee

2.3	IsoEnergy may nominate any wholly-owned subsidiary of IsoEnergy (IsoEnergy Nominee) to acquire the Scheme Shares under the Scheme by giving written notice to Toro on or before the date that is 15 Business Days before the First Court Date.

2.4	If IsoEnergy nominates the IsoEnergy Nominee to acquire the Scheme Shares under the Scheme, then:

(a)	references in this document to IsoEnergy acquiring the Scheme Shares under the Scheme are to be read as references to the IsoEnergy Nominee doing so;

(b)	the parties must procure that the Scheme Shares transferred under the Scheme are transferred to the IsoEnergy Nominee, rather than IsoEnergy;

(c)	IsoEnergy must procure that the IsoEnergy Nominee complies with the relevant obligations of IsoEnergy under this deed, the Scheme, and the Deed Poll; and

(d)	any such nomination will not relieve IsoEnergy of its obligations under this deed, the Scheme, or the Deed Poll, including the obligation to provide the Scheme Consideration in accordance with the terms of the Scheme (provided that IsoEnergy will not be in breach of this deed, the Scheme or the Deed Poll if it does not discharge an obligation where that obligation has been fully discharged by the IsoEnergy Nominee).

3	Conditions Precedent

Conditions

3.1	The Scheme will not become Effective and the respective obligations of the parties in relation to the implementation of the Scheme do not become binding unless and until each of the Conditions set out in the first column of the following table has been satisfied or waived in the manner set out in this clause:

Condition		Responsibility	Waiver
(a)	Court approval of Scheme: the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;	IsoEnergy and Toro	None
(b)	Shareholder approval: Shareholders (other than Excluded Shareholders) approve the Scheme at the Scheme Meeting by the requisite majorities under section 411(4)(a)(ii) of the Corporations Act;	IsoEnergy and Toro	None
(c)	Independent Expert: the Independent Expert issues the Independent Expert’s Report which concludes that the Scheme is in the best interests of Shareholders (other than Excluded Shareholders) before the Scheme Booklet is registered with ASIC and the Independent Expert does not withdraw or adversely qualify or change its conclusion in any written update to its Independent Expert’s Report prior to 8:00am on the Second Court Date;	Toro	Toro
(d)	ASIC: before 8:00am on the Second Court Date, ASIC issues or provides all consents, approvals, declarations, modifications, waivers or authorisations and does such other acts as are necessary to implement the Scheme, and as at 8:00am on the Second Court Date none of those consents, approvals, declarations, modifications, waivers or authorisations have been withdrawn, cancelled, revoked or adversely amended;	IsoEnergy and Toro	IsoEnergy and Toro
(e)	ASX: before 8:00am on the Second Court Date, ASX issues or provides all consents, approvals, declarations, modifications, waivers or authorisations and does such other acts as are necessary to implement the Scheme, and as at 8:00am on the Second Court Date none of those consents, approvals, declarations, modifications, waivers or authorisations have been withdrawn, cancelled, revoked or adversely amended;	IsoEnergy and Toro	IsoEnergy and Toro

Condition		Responsibility	Waiver
(f)	TSX Approval: before 8:00am on the Second Court Date, the TSX has conditionally approved the listing of the New IsoEnergy Shares on the TSX, subject only to the satisfaction by IsoEnergy of customary listing conditions of the TSX and the Scheme becoming Effective, and as at 8:00am on the Second Court Date such approval not having been withdrawn, cancelled, revoked or adversely amended;	IsoEnergy	IsoEnergy and Toro
(g)	NYSE Approval: before 8:00am on the Second Court Date, the NYSE has approved the listing of the New IsoEnergy Shares on the NYSE, subject only to receipt of notice of issuance and the Scheme becoming Effective, and as at 8:00am on the Second Court Date such approval not having been withdrawn, cancelled, revoked or adversely amended;	IsoEnergy	IsoEnergy and Toro
(h)	no restraints: no Government Agency or court of competent jurisdiction has issued an order, temporary restraining order, preliminary or permanent injunction, decree, or ruling or has taken any action, or imposes any legal restraint or prohibition, to prevent implementation of the Scheme which remains in force at 8:00am on the Second Court Date;	IsoEnergy and Toro	IsoEnergy and Toro
(i)	no Toro Material Adverse Change: no Toro Material Adverse Change occurs between the date of this deed and 8:00am on the Second Court Date;	Toro	IsoEnergy
(j)	no IsoEnergy Material Adverse Change: no IsoEnergy Material Adverse Change occurs between the date of this deed and 8:00am on the Second Court Date;	IsoEnergy	Toro
(k)	no Toro Prescribed Occurrence: no Toro Prescribed Occurrence occurs between the date of this deed and 8:00am on the Second Court Date;	Toro	IsoEnergy
(l)	no IsoEnergy Prescribed Occurrence: no IsoEnergy Prescribed Occurrence occurs between the date of this deed and 8:00am on the Second Court Date;	IsoEnergy	Toro
(m)	no uranium mining update: in the period between the date of this deed and 8:00am on the Second Court Date:	N/A	Toro
(i) no duly authorised announcement is made by or on behalf of any Government Agency that the Western Australian Government will no longer implement a ‘no uranium’ condition on future mining leases and will no longer enforce its policy that no uranium mining proposals will be approved; and
(ii) Toro does not receive any duly authorised written notice from a Government Agency that it is proposing to approve the development or mining of uranium on all or any part of the Wiluna Uranium Project, on conditions considered acceptable by Toro, acting reasonably, having regard to (amongst other things) the likelihood of the conditions being satisfied within a reasonable time period and the impact of the conditions on the economics of the Wiluna Uranium Project;

Condition				Responsibility	Waiver
(n)	FIRB approval: before 5.00pm on the Business Day before the Second Court Date, any of the following occur:			IsoEnergy	None
	(i)	IsoEnergy has received a written notice under the FIRB Act by, or on behalf of, the Treasurer stating, or to the effect that, the Commonwealth of Australia has no objection to the Transaction, with such notice to be without conditions or subject only to:
		(A)	the Tax Conditions (or any terms, conditions or undertakings that are substantially similar to, or consistent in all material respects with, the Tax Conditions); or
		(B)	any other conditions which are acceptable to IsoEnergy (acting reasonably);
	(ii)	the Treasurer has ceased to be empowered to make any order in relation to the Transaction under Part 3 of the FIRB Act because the applicable time limit on making orders and decisions under the FIRB Act has expired in respect of the Transaction, and the Transaction is not prohibited by section 82 of the FIRB Act; or
	(iii)	where an interim order has been made under section 68 of the FIRB Act in respect of the Transaction, the subsequent period for making a final order under Part 3 of the FIRB Act has elapsed without any final order being made;

Condition			Responsibility	Waiver
(o)	Cancellation of Toro Unlisted Options: before 8:00am on the Second Court Date each holder of Toro Unlisted Options has either:		Toro	IsoEnergy
	(i)	exercised the Toro Unlisted Options held by them, in accordance with their terms by no later than the Business Day before the Record Date; or
	(ii)	entered into an Option Cancellation Deed,
so that all Toro Unlisted Options will either have lapsed, be exercised or cancelled in accordance with clause 4.10.

Satisfaction of Conditions

3.2	Each of the parties must:

(a)	to the extent it is within their power to do so, use all reasonable endeavours (other than waiver) to procure that each Condition for which it is responsible as noted in the second column in the table in clause 3.1 (whether solely or together with the other party) is satisfied as soon as practicable after the date of this deed and continues to be satisfied until the last time it is to be satisfied (as the context requires);

(b)	must promptly provide the other party with all information and other assistance reasonably required by the party responsible for satisfying a Condition for the purposes of procuring the satisfaction of the Condition;

(c)	use all reasonable endeavours to procure that there is no occurrence within its control or the control of any of its Subsidiaries that would hinder or prevent any Condition being or remaining satisfied;

(d)	promptly apply for all relevant Regulatory Approvals (as applicable) and provide to the other party a copy of all those applications (provided that IsoEnergy is not required to provide Toro with any application submitted to the Foreign Investment Review Board in connection with the Condition in clause 3.1(n));

(e)	take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information from the relevant Government Agencies at the earliest practicable time;

(f)	in respect of matters within its knowledge, keep the other party informed of progress towards satisfying any of the Conditions, including in relation to each Regulatory Approval (including in relation to any material matters raised by, or conditions or other arrangements proposed by, or to, any Government Agency in relation to a Regulatory Approval) and provide the other party with all information reasonably requested in connection with the applications for, or progress of, the Regulatory Approvals;

(g)	where practicable to do so, consult with the other party in advance in relation to the progress of obtaining, and all material communications with Government Agencies regarding any of, the Regulatory Approvals; and

(h)	provide the other party with all assistance and information that it reasonably requests in connection with an application for a Regulatory Approval to be lodged by that other party.

Status of Conditions

3.3	Each party specified in the second column of the table in clause 3.1 opposite a Condition (whether alone or together with the other party) must promptly provide to the other party such information about the steps it has taken towards satisfaction of the Condition as the other party may reasonably request.

Waiver of Conditions

3.4	Each Condition may only be waived:

(a)	if one party is specified in the third column of the table in clause 3.1 opposite that Condition, by that party, by notice to the other party; or

(b)	if both parties are specified in the third column of the table in clause 3.1 opposite that Condition, by written agreement of the parties.

3.5	Where the third column of the table in clause 3.1 opposite a Condition states 'none', that Condition may not be waived.

3.6	Any waiver of a Condition is only effective if such waiver is given on or before 8:00am on the Second Court Date.

3.7	A party entitled to waive, or to join in the waiver of, a Condition may do so in its absolute discretion. A party that waives or agrees to waive a Condition is not prevented from bringing a Claim against the other party in respect of any breach of this deed that caused the Condition not to be satisfied.

3.8	A waiver of a Condition does not constitute:

(a)	a waiver of any other Condition resulting from the same event; or

(b)	a waiver of the breach or non-satisfaction of that Condition resulting from any other event.

Termination on failure of a Condition

3.9	If:

(a)	any Condition is not satisfied, or becomes incapable of satisfaction by the End Date and that Condition (where capable of waiver) has not been waived by Toro or IsoEnergy or both (as applicable) in accordance with clause 3.4; or

(b)	the Scheme has not become Effective by the End Date,

then:

(c)	the parties must consult in good faith with a view to determining whether the parties can reach agreement with respect to:

(i)	proceeding with the Scheme or a transaction which results in the IsoEnergy Group acquiring Toro Group by alternative means or methods so as to achieve an outcome that is commercially substantially the same as the Scheme, and if agreed, proceed by way of that alternative means or methods;

(ii)	extending the End Date;

(iii)	waiving or amending the applicable Condition;

(iv)	changing the date the application is to be made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed by the parties and, if required, approved by the Court; or

(v)	any combination of the matters listed in clauses 3.9(c)(i) to 3.9(c)(iv) (inclusive).

3.10	If the parties do not reach agreement under clause 3.9(c) within 10 Business Days after one party has notified the other party of the obligation to consult, then, unless that Condition has been waived in accordance with clause 3.4, either party may terminate this deed by notice in writing to the other party, provided that a party may not terminate this deed in accordance with this clause if the applicable Condition has not been satisfied (or has become incapable of being satisfied) as a result of a breach of this deed by that party, or a deliberate act or omission of that party which either alone or together with other circumstances prevents the Condition from being satisfied.

Certain notices

3.11	Each party must promptly notify the other party in writing if it becomes aware:

(a)	that any Condition has been satisfied; or

(b)	of any fact, matter or circumstance that has resulted or is reasonably likely to result in:

(i)	a Condition becoming incapable of satisfaction or otherwise not being satisfied in accordance with its terms;

(ii)	a breach of a Toro Warranty or IsoEnergy Warranty (as applicable) provided by that party under this deed or such Toro Warranty or IsoEnergy Warranty (as applicable) ceasing to be true and correct in a material respect; or

(iii)	a material breach of this deed by that party,

and provide such evidence or details as may be reasonably requested by the other party.

3.12	Each party must keep the other party informed of any material development of which it becomes aware that may lead to the breach or non-fulfilment of a Condition.

Termination

3.13	Notwithstanding any rights of termination implied by law, this deed may only be terminated in accordance with clauses 3.10 and 13.

4	Scheme

Scheme

4.1	Without limiting clause 5.1, Toro must as soon as reasonably practicable after the date of this deed propose and seek to implement the Scheme which, subject to the Scheme becoming Effective and the terms of the Scheme, on the Implementation Date will result in:

(a)	all Scheme Shares being transferred to IsoEnergy; and

(b)	in exchange, each Scheme Participant receiving the Scheme Consideration for each Scheme Share held by that Scheme Participant at the Record Date.

Provision of Scheme Consideration

4.2	IsoEnergy undertakes to Toro (in its own right and separately as trustee or nominee of each Scheme Participant) that, if the Scheme becomes Effective, on the Implementation Date in consideration for the transfer to IsoEnergy of each Scheme Share held by a Scheme Participant at the Record Date, IsoEnergy will:

(a)	accept that transfer; and

(b)	provide to the Scheme Participant the Scheme Consideration for each Scheme Share held by the Scheme Participant at the Record Date,

subject to and in accordance with the terms of the Scheme and this deed.

Fractional entitlements

4.3	Where the calculation of the aggregate Scheme Consideration to be provided to a Scheme Participant would result in the Scheme Participant becoming entitled to a fraction of a New IsoEnergy Share, the fractional entitlement of the Scheme Participant will be dealt with in accordance with the terms of the Scheme.

Ineligible Foreign Securityholders and Non-Electing Small Securityholders

4.4	IsoEnergy will allow Small Securityholders to elect, by providing an Opt-in Notice to the Toro Registry on or before the Record Date, to receive New IsoEnergy Shares as Scheme Consideration. A Small Securityholder who does not provide an Opt-in Notice to the Toro Registry on or before the Record Date will be treated as a Non-Electing Small Securityholder.

4.5	IsoEnergy will be under no obligation under the Scheme or Deed Poll to issue, and will not issue, any New IsoEnergy Shares to any Ineligible Foreign Securityholder or Non-Electing Small Securityholder, and instead, unless IsoEnergy and Toro otherwise agree, IsoEnergy must procure that the New IsoEnergy Shares that each Ineligible Foreign Securityholder and Non-Electing Small Securityholder would otherwise be entitled to receive as Scheme Consideration are dealt with in accordance with the terms of the Scheme.

Allotment and issue of New IsoEnergy Shares

4.6	IsoEnergy covenants in favour of Toro (in its own right and separately as trustee and nominee for each of the Scheme Participants) that:

(a)	IsoEnergy will:

(i)	use best endeavours to ensure that the issue of the New IsoEnergy Shares has been conditionally approved by TSX and approved by the NYSE and ensure that trading in the New IsoEnergy Shares commences on the TSX and NYSE as promptly as possible following the Implementation Date;

(ii)	allot and issue to the Scheme Participants the New IsoEnergy Shares in accordance with the Scheme and Deed Poll on terms such that, upon their issue, each New IsoEnergy Share will be validly issued, fully paid, free from any Encumbrance (except for any lien arising under IsoEnergy's constitution or equivalent constating document) and rank equally in all respects with existing IsoEnergy Shares on issue at the Implementation Date; and

(b)	the New IsoEnergy Shares issued as Scheme Consideration will be entitled to participate in and receive any dividends or distribution of capital paid and any other entitlements accruing in respect of IsoEnergy Shares on and after the Implementation Date.

U.S. Securities Laws

4.7	Toro and IsoEnergy will use reasonable endeavours to seek to ensure that the Scheme Consideration to be issued to the Scheme Participants under the Scheme are issued pursuant to and in accordance with the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

4.8	In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, Toro and IsoEnergy agree that the Scheme will be implemented on the following basis:

(a)	the Scheme will be subject to the approval of the Court;

(b)	prior to the Second Court Date, the Court will be advised that IsoEnergy intends to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and exchange of all Scheme Consideration pursuant to the Scheme based on the Court’s approval of the Scheme;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Scheme to the Scheme Participants entitled to receive Scheme Consideration pursuant to the Scheme, and the orders approving the Scheme, or the reasons for judgement in respect of the same, shall expressly state that the terms and conditions of the Scheme are approved by the Court as being fair, substantively and procedurally, to such Scheme Participants;

(d)	Toro will ensure that Scheme Participants entitled to receive Scheme Consideration pursuant to the Scheme will, in a manner consistent with orders of the Court, be given notice advising them of their right to attend the hearing of the Court to give approval of the Scheme and providing them with information necessary for them to exercise that right;

(e)	each Scheme Participant will have the right to appear before the Court at the hearing of the Court to give approval of the Scheme under section 411(4) of the Corporations Act so long as they enter an appearance within a reasonable time; and

(f)	Toro shall request that the Court orders approving the Scheme, or the reasons for judgment in respect of the same, under section 411(4) of the Corporations Act shall include a statement substantially to the following effect:

“This Order or reasons will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “Act”), from the registration requirements of the Act in connection with the issuance and exchange of Scheme Consideration pursuant to the Scheme”.

Toro Convertible Securities

4.9	Toro must, use reasonable endeavours to ensure that there are no outstanding Toro Unlisted Options and must ensure there are no outstanding Toro Performance Rights by the Implementation Date.

4.10	Without limiting the generality of clause 4.9, Toro must use reasonable endeavours to cause all Toro Unlisted Options to:

(a)	be exercised in accordance with their terms by no later than the Business Day before the Record Date; or

(b)	to the extent the Toro Unlisted Options are not exercised before the Record Date, be transferred or cancelled in accordance with an Option Cancellation Deed by no later than the Implementation Date, and, if applicable, make any necessary waiver applications or requests for ASX consent under the ASX Listing Rules in respect of the actions under clause 4.9 and this clause 4.10.

4.11	Without limiting the generality of clause 4.9, Toro must ensure that all unvested Toro Performance Rights automatically vest in accordance with their terms upon the Scheme becoming Effective and must procure that, as soon as practicable after the date of this deed (subject to compliance with Applicable Laws, as modified or waived by ASIC or ASX) and prior to the Record Date, each Toro Performance Right is converted, in which case any resulting Toro Shares are issued and entered onto the Toro Register, such that:

(a)	there are no outstanding Toro Performance Rights on issue as at the Record Date; and

(b)	the relevant Toro Performance Rights holders are entitled to participate in the Scheme as Scheme Participants,

and, if applicable, make any necessary waiver applications or requests for ASX consent under the ASX Listing Rules in respect of the actions under clause 4.9 and this clause 4.11.

Australian Tax roll-over

4.12	IsoEnergy acknowledges that each Scheme Participant who is an Australian resident who holds their Scheme Shares on capital account is expected to seek roll-over relief under subdivision 124-M of the Tax Act, to the extent permitted under the Tax Act.

4.13	IsoEnergy undertakes that it will not make a choice to deny roll-over relief to the Scheme Participants under subsection 124-795(4) of the Tax Act.

5	Transaction Steps

Toro's obligations

5.1	Toro must, acting at all times in good faith, take all steps within its control and reasonably necessary to propose and implement the Scheme as soon as reasonably practicable (including committing necessary resources (including the time and attention of management and the resources of advisor as reasonably required) and ensuring that its directors, officers, employees and advisors work in good faith with IsoEnergy) and, without limiting the foregoing, substantially in accordance with the Timetable and in particular must:

(a)	Scheme Booklet: as soon as practicable after the date of this deed, prepare the Scheme Booklet (excluding the IsoEnergy Information, the Independent Expert’s Report and any report or letter issued by someone other than Toro) so that it contains all information required by all Applicable Laws, and clauses 5.3(a) and 6.1;

(b)	directors' recommendation: include in the Scheme Booklet (including any supplementary disclosure) a statement by the Toro IBC:

(i)	unanimously recommending that Shareholders (other than Excluded Shareholders) vote in favour of the Scheme in the absence of a Superior Proposal and subject to the Independent Expert's Report concluding that the Scheme is in the best interests of Shareholders (other than Excluded Shareholders); and

(ii)	that each Independent Toro Director (subject to the same qualifications as set out in clause 5.1(b)(i)) will vote, or procure the voting of, all Toro Shares held or controlled by him or her in favour of the Scheme, unless there has been a change of recommendation permitted by clause 6.2;

(c)	Independent Expert and Independent Technical Expert: promptly appoint the Independent Expert and Independent Technical Expert and provide any information and assistance reasonably requested by them to enable each of them to prepare, as applicable, the Independent Expert's Report and Independent Technical Expert’s Report and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto);

(d)	consult with IsoEnergy:

(i)	provide IsoEnergy with successive drafts of the Scheme Booklet (including the Independent Expert’s Report) in a reasonable time and consider in good faith any reasonable comments of IsoEnergy on those drafts. In relation to the Independent Expert’s Report, IsoEnergy’s review is to be limited to a factual accuracy review; and

(ii)	confirming in writing to IsoEnergy that the Toro Information in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(e)	IsoEnergy consent: obtain IsoEnergy’s consent to the inclusion of the IsoEnergy Information (including in respect of the form and context in which the IsoEnergy Information appears in the Scheme Booklet) (such consent must not be unreasonably withheld, delayed or conditioned);

(f)	due diligence and verification: undertake reasonable due diligence and verification processes in relation to the Toro Information included in the Scheme Booklet;

(g)	Merged Group Information: prepare and promptly provide to IsoEnergy any information regarding the Toro Group that IsoEnergy reasonably requires in order to prepare the Merged Group Information for inclusion in the Scheme Booklet including, for the avoidance of any doubt, financial information and statements regarding the Toro Group to generate pro forma financial information for the Merged Group;

(h)	information: provide all necessary information, and procure that the Toro registry provides all necessary information, in each case in a form reasonably requested by IsoEnergy, about the Scheme, the Scheme Participants and Shareholders to IsoEnergy, its Representatives and Related Entities, which IsoEnergy reasonably requires in order to:

(i)	understand the legal and beneficial ownership of Toro Shares, (including the results of directions by Toro to Shareholders under Part 6C.2 of the Corporations Act);

(ii)	facilitate the provision of the Scheme Consideration by IsoEnergy and to otherwise enable IsoEnergy to comply with the terms of this deed, the Scheme and the Deed Poll; or

(iii)	review the tally of proxy appointments and directions received by Toro before the Scheme Meeting.

Toro must comply with any reasonable request of IsoEnergy for Toro to give directions to Shareholders pursuant to Part 6C.2 of the Corporations Act from time to time for one of the purposes referred to in clauses 5.1(h)(i)and 5.1(h)(ii) above;

(i)	lodge with ASIC: as soon as practicable after the date of this deed:

(i)	by no later than 14 days before the First Court Date, give ASIC an advanced draft of the Scheme Booklet for its review and approval as required by section 411(2) of the Corporations Act and provide a copy to IsoEnergy as soon as practicable thereafter; and

(ii)	apply to ASIC for the production of a letter that it does not intend to appear before the Court at the hearing held on the First Court Date and a statement under section 411(17)(b) of the Corporations Act that ASIC has no objection to the Scheme;

(j)	keep IsoEnergy informed: keeping IsoEnergy promptly informed of any matters raised by ASIC, ASX or the Court in relation to the Scheme Booklet and use reasonable endeavours, in co-operation with IsoEnergy, to resolve any such matters;

(k)	Toro IBC approval: as soon as practicable after the end of ASIC's review of the Scheme Booklet, procure that a meeting of the Toro IBC is convened to consider approving the Scheme Booklet for lodgement with the Court and for dispatch to Shareholders;

(l)	representation: procure that it is represented by independent external counsel at the Court hearings convened for the purposes of subsection 411(1) and paragraph 411(4)(b) of the Corporations Act;

(m)	Court documents: prepare and provide to IsoEnergy drafts of the documents required for the purposes of the Court hearings held for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Scheme (including affidavits, submissions, originating processes, and draft minutes of Court orders), and consider in good faith, for the purpose of amending drafts of those documents, any comments on, or suggested amendments to, those documents from IsoEnergy in a timely manner prior to filing those documents with the Court;

(n)	Court direction: apply to the Court for orders under section 411(1) of the Corporations Act directing Toro to convene the Scheme Meeting;

(o)	Registration: if the Court makes an order under section 411(1) of the Corporations Act convening the Scheme Meeting, take all reasonable measures to request ASIC to register the Scheme Booklet (in the form to be sent to Shareholders) in accordance with section 412(6) of the Corporations Act;

(p)	Despatch: as expeditiously as practicable following registration of the Scheme Booklet by ASIC, despatch the Scheme Booklet to Shareholders and to all other persons entitled to receive notice of the Scheme Meeting;

(q)	Convene Scheme Meeting: if the Court makes an order under section 411(1) of the Corporations Act convening the Scheme Meeting, take all reasonable steps necessary to comply with the orders of the Court including, dispatching the Scheme Booklet to Shareholders and hold the Scheme Meeting in accordance with that order and not adjourn or postpone the Scheme Meeting or request the Court to adjourn or postpone the Scheme Meeting in either case without obtaining the prior written approval of IsoEnergy (not to be unreasonably withheld, conditioned or delayed);

(r)	update Scheme Booklet: if at any time before the Second Court Date, Toro becomes aware after despatch of the Scheme Booklet of information that is not included in the Scheme Booklet, but which is required to be disclosed to Shareholders to comply with Applicable Laws or to ensure that that any part of the Scheme Booklet is not and misleading or deceptive in a material respect (whether by omission or otherwise), Toro must:

(i)	consult with IsoEnergy in good faith as to the need for, and form and content of, any supplementary disclosure (whether by update or supplement to the Scheme Booklet or by market announcement) before it is made to Shareholders;

(ii)	prepare any supplementary disclosure to the Toro Information as soon as practicable in accordance with Applicable Laws (including taking all reasonable steps to ensure the information in the Scheme Booklet is no longer false, or misleading or deceptive in any material respect (whether by omission or otherwise));

(iii)	provide IsoEnergy with a reasonable opportunity to review and comment on successive drafts of such disclosure before it is made and consider in good faith any comments provided by or on behalf of IsoEnergy;

(iv)	conduct a factual accuracy review of any supplementary disclosure to the Independent Expert’s Report and Independent Technical Expert’s Report; and

(v)	if applicable, seek the Court’s approval for the dispatch of any update or supplement to the Scheme Booklet.

To the extent that any supplementary disclosure relates to (or constitutes) IsoEnergy Information, it may only be made with IsoEnergy’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned);

(s)	adjournment of Scheme Meeting: obtain IsoEnergy’s prior written consent (not to be unreasonably withheld, delayed or conditioned) before proposing an adjournment to the Scheme Meeting;

(t)	apply for Court approval: if:

(i)	subject to all Conditions in clause 3.1 (other than the Condition in clause 3.1(a)) being satisfied or waived, if the Scheme Resolution are passed by the requisite majorities of Shareholders (other than Excluded Shareholders) (as may be modified by the Court in accordance with section 411(4)(a)(ii)(A) of the Corporations Act, if applicable), promptly apply to the Court for an order approving the Scheme;

(u)	certificate: at or before the hearing on the Second Court Date, provide to the Court a final signed certificate confirming (in respect of matters within its knowledge) whether or not the Conditions (other than the Condition in clause 3.1(a)) which it is responsible for satisfying (whether alone or jointly with IsoEnergy) have been satisfied or waived in accordance with this deed, a draft of which must be provided to IsoEnergy by 1:00pm two Business Days before the Second Court Date;

(v)	lodge copy of Court order: if the Court approves the Scheme, as soon as practicable on the following Business Day, lodge with ASIC an office copy of the Court order approving the Scheme in accordance with section 411(10) of the Corporations Act;

(w)	compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all applicable laws and regulations;

(x)	listing: subject to clause 5.1(bb)(i), not do anything to cause Toro Shares to cease being quoted on the ASX or to become permanently suspended from quotation prior to implementation of the Transaction unless IsoEnergy has agreed in writing;

(y)	promote merits of Transaction: participate in efforts reasonably requested by IsoEnergy to promote the merits of the Transaction and the Scheme Consideration, including meeting with key Shareholders at the reasonable request of IsoEnergy with such information and assistance that IsoEnergy reasonably requests to enable it to promote the merits of the Transaction, subject to applicable law and ASIC policy;

(z)	proxy solicitation: in consultation with IsoEnergy, undertake reasonable shareholder engagement and proxy solicitation actions so as to promote the merits of the Transaction and encourage Shareholders to vote on the Scheme in accordance with the recommendation of the Toro IBC, subject to applicable law and ASIC policy;

(aa)	proxy information: upon request by IsoEnergy made prior to commencement of the Scheme Meeting, inform IsoEnergy of the total number of proxy votes received by Toro:

(i)	to vote in favour of the Scheme;

(ii)	to vote against the Scheme;

(iii)	to abstain from voting on the Scheme; and

(iv)	where the proxy may vote at the proxy's discretion;

(bb)	implementation steps:

If the Scheme becomes Effective, do everything reasonably within its power to:

(i)	procure ASX to suspend trading in the Toro Shares from the close of trading on the Effective Date;

(ii)	close the Register as at the Record Date;

(iii)	procure that its share registry provides to IsoEnergy, in the form reasonably requested by IsoEnergy, details of the Register and all other information about the Shareholders which IsoEnergy reasonably requires in order to facilitate the provision by IsoEnergy of the Scheme Consideration in accordance with this deed, the Scheme and the Deed Poll;

(iv)	maintain Toro’s listing on the ASX, notwithstanding any suspension of the quotation of the Toro Shares, up to and including the Business Day after the Implementation Date;

(v)	ensure that Toro is removed from the official list of the ASX on the Business Day after the Implementation Date;

(vi)	on the Implementation Date, subject to IsoEnergy providing the Scheme Consideration in accordance with the terms of the Scheme, execute proper instruments of transfer of and effect transfer of the Scheme Shares to IsoEnergy in accordance with the Scheme and register all transfers of Scheme Shares held by Scheme Participants to IsoEnergy; and

(vii)	do all other things contemplated by or reasonably necessary to give effect to the Scheme and the orders of the Court.

IsoEnergy's obligations

5.2	IsoEnergy must acting in good faith take all steps within its control and reasonably necessary to assist Toro to implement the Scheme as soon as reasonably practicable and, without limiting the foregoing, substantially in accordance with the Timetable and in particular must:

(a)	IsoEnergy Information: as soon as reasonably practicable after the date of this deed, prepare and give to Toro the IsoEnergy Information for inclusion in the Scheme Booklet in accordance with all Applicable Laws, having given Toro successive drafts of the information in a timely manner, and a reasonable opportunity to review those drafts and having considered in good faith the reasonable comments of Toro and its Representatives when preparing revised drafts of that information;

(b)	assistance: promptly provide any assistance or information reasonably requested by Toro in connection with preparation of the Scheme Booklet (and any supplementary disclosure to Shareholders) and Court documents including promptly reviewing and providing comments on drafts of the Scheme Booklet or Court documents given to IsoEnergy by Toro;

(c)	assist Independent Expert: promptly provide any assistance and information reasonably requested by the Independent Expert and Independent Technical Expert in relation to the IsoEnergy Group and its assets, liabilities, business and operations to enable it to prepare the Independent Expert's Report and any technical expert's report and any updates to those reports;

(d)	due diligence and verification: undertake reasonable due diligence and verification processes in relation to the IsoEnergy Information included in the Scheme Booklet;

(e)	approve and confirm IsoEnergy Information: promptly after Toro requests it do so, confirm in writing to Toro that IsoEnergy consents to the inclusion of the IsoEnergy Information in the Scheme Booklet (or any supplementary disclosure to Shareholders in respect of the Scheme) and that the IsoEnergy Information in the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(f)	compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with applicable laws and regulations;

(g)	new information: advise Toro if at any time before the Second Court Date, IsoEnergy becomes aware after despatch of the Scheme Booklet of information that is not included in the Scheme Booklet, but which is required to be disclosed to Shareholders to comply with Applicable Laws or to ensure that that any part of the Scheme Booklet is not misleading or deceptive in a material respect (whether by omission or otherwise) and if the information is IsoEnergy Information:

(i)	promptly prepare such updates to the IsoEnergy Information for inclusion in supplementary disclosure by Toro to Shareholders as is necessary to ensure that the IsoEnergy Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and otherwise complies with all Applicable Laws; and

(ii)	provide Toro with drafts of the updates to the IsoEnergy Information in a timely manner, and consider in good faith any reasonable comments of Toro and its Representatives when preparing revised drafts of the updates;

(h)	Deed Poll: no later than the Business Day before the First Court Date deliver to Toro an executed copy of the Deed Poll and if requested by the Court, undertake to the Court to do all such things within its power as are reasonably necessary to ensure that it fulfils its obligations under this deed and the Deed Poll;

(i)	Certificate: at the hearing on the Second Court Date, provide to the Court a final signed certificate confirming (in respect of matters within its knowledge) whether or not the Conditions (other than the Condition in clause 3.1(a)) which it is responsible for satisfying (whether alone or jointly with Toro) have been satisfied or waived in accordance with this deed, a draft of which must be provided to Toro by 1:00pm on the Business Day before the Second Court Date;

(j)	New IsoEnergy Shares: apply for the New IsoEnergy Shares to be approved for listing on the TSX and NYSE, subject to the Scheme becoming Effective and the satisfaction by IsoEnergy of customary listing conditions of the TSX and notice of issuance with respect to the NYSE, and use reasonable endeavours to obtain final approval of the TSX and NYSE for listing of the New IsoEnergy Shares as soon as possible following the Implementation Date;

(k)	accept transfer and Scheme Consideration: if the Scheme becomes Effective accept a transfer of the Scheme Shares and provide the Scheme Consideration in the manner and amount contemplated by this deed and the terms of the Scheme;

(l)	Class Ruling: provide Toro with such assistance and information as may reasonably be requested by Toro for the purposes of obtaining from the ATO a Class Ruling in a form reasonably acceptable to Toro in relation to scrip-for-scrip roll-over relief under subdivision 124-M of the Tax Act; and

(m)	other: if the Scheme becomes Effective, do all other things reasonably necessary to give effect to the Scheme and the orders of the Court approving the Scheme.

Content of Scheme Booklet

5.3	The Scheme Booklet must contain responsibility statements, to the effect that:

(a)	Toro has provided, and is responsible for, the Toro Information in the Scheme Booklet, and that none of IsoEnergy and its officers and employees assumes any responsibility for the accuracy or completeness of the Toro Information; and

(b)	IsoEnergy has provided, and is responsible for, the IsoEnergy Information, and that none of Toro and its officers and employees assumes any responsibility for the accuracy or completeness of the IsoEnergy Information, except that in relation to the pro forma financial information relating to the Merged Group contained in the Scheme Booklet:

(c)	Toro has provided, and is responsible for, the financial information relating to the Toro Group included in the Merged Group Information, or upon which such information is based; and

(d)	IsoEnergy has provided, and is responsible for, the financial information relating to the IsoEnergy Group included in the Merged Group Information, or upon which such information is based.

5.4	If Toro and IsoEnergy disagree on the form and content of the Scheme Booklet or any supplementary disclosure to Shareholders in respect of the Scheme, Toro and IsoEnergy must consult in good faith to try to settle an agreed form of the Scheme Booklet or supplementary disclosure.

5.5	If, after a reasonable period of consultation under clause 5.4, and in any event 5 Business Days, the parties, acting reasonably and in good faith, are unable to agree on the form or content of the Scheme Booklet, then:

(a)	if the disagreement relates to the form or content of the IsoEnergy Information (or any information solely derived from, or prepared solely in reliance on, the IsoEnergy Information), Toro will, acting reasonably and in good faith, make such amendments to that information in the Scheme Booklet as IsoEnergy may reasonably require; and

(b)	if the disagreement relates to the form or content of the Toro Information, Toro will, acting reasonably and in good faith, decide the final form of that information in the Scheme Booklet.

Conduct of Court proceedings

5.6	Each of Toro and IsoEnergy must procure that it is represented by independent external counsel at Court proceedings in relation to the Scheme.

5.7	Toro must allow, and not oppose, any application by IsoEnergy for leave of the Court to be represented, or separate representation of IsoEnergy by counsel, at any Court hearings in relation to the Scheme.

5.8	Nothing in this deed will be taken to give a party any right or power to give undertakings to the Court for or on behalf of the other party without that party’s consent.

5.9	Each party must give all reasonable undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Scheme.

5.10	If the Court's approval of the Scheme in accordance with section 411(4) of the Corporations Act would impose any terms or conditions other than those set out in the Scheme, then each such term or condition must be approved in writing by Toro and IsoEnergy (such approval not to be unreasonably withheld or delayed) prior to the Court granting the final orders.

5.11	If the Court refuses to make an order approving the Scheme in circumstances where all Conditions other than clause 3.1(a) have been satisfied or waived, at IsoEnergy’s request Toro must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent external senior counsel appointed by IsoEnergy indicates that, in their view, an appeal would have negligible prospects of success before the End Date). Toro may bring an appeal even if not requested by IsoEnergy. If any such appeal is undertaken at the request of IsoEnergy, IsoEnergy will bear Toro’s costs of the appeal (including costs of the independent senior counsel) unless the parties otherwise agree. If any such appeal is undertaken by Toro without the prior request from IsoEnergy, Toro will bear IsoEnergy’s costs of the appeal unless the parties otherwise agree.

Scheme Voted Down Because of Headcount Test

5.12	If the Scheme Resolution is not passed by reason only of the non-satisfaction of the Headcount Test, and either party, acting reasonably and in good faith, considers that there are grounds on which an application could be made to the Court under section 411(4)(a)(ii)(A) of the Corporations Act for an order to disregard the Headcount Test, that party may give notice to the other within three Business Days after the Scheme Meeting setting out those grounds and if such notice is given:

(a)	Toro must promptly after the notice is given apply to Court for the order and make such submissions to the Court and file such evidence as counsel engaged by Toro to represent it in Court proceedings related to the Scheme, in consultation with IsoEnergy, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Corporations Act; and

(b)	the cost of the application for the order is to be borne equally between the parties.

5.13	If the Court makes the orders, the Condition in 3.1 is deemed to be satisfied for all purposes.

Access

5.14	Between the date of this deed and the earlier of the Implementation Date and the date this deed is terminated, Toro must, and must cause each member of the Toro Group, to promptly provide to IsoEnergy and its Representatives with reasonable access to Toro’s Representatives and documents, records, and other information reasonably requested by IsoEnergy or its Representatives, which IsoEnergy reasonably requires for the purposes of:

(a)	satisfying any of the Conditions;

(b)	understanding the financial position, business, operations or assets of the Toro Group;

(c)	implementing the Transaction; and

(d)	planning the transition of the Toro Group and IsoEnergy Group and other matters relating to the conduct of the Toro Group and IsoEnergy Group following implementation of the Transaction,

provided that IsoEnergy has provided Toro with reasonable prior notice of the access it requires.

5.15	Nothing in clause 5.14 shall require Toro to provide any information to the extent doing so would:

(a)	cause unreasonable disruption to the Toro business;

(b)	result in any member of the Toro breaching any applicable law or requirement of any Government Agency, Authorisation, Regulatory Approval, contract, deed or confidentiality obligation; or

(c)	result in a waiver or loss of legal professional privilege,

provided that, for avoidance of any doubt, nothing in this clause 5.15 shall in any way limit or override Toro’s obligations under clause 10.

6	Toro IBC Recommendation

Recommendation and voting intentions of Independent Toro Directors

6.1	Subject to clauses 6.2, and there being no requirement or request of the Court or a Government Agency that the Toro Director abstain or withdraw from making a recommendation that Shareholders vote in favour of the Scheme, Toro must use its best endeavours to procure that:

(a)	each Independent Toro Director recommends that Shareholders (other than Excluded Shareholders) vote in favour of the Scheme in the absence of a Superior Proposal and subject to the Independent Expert's Report concluding that the Scheme is in the best interests of Shareholders (other than Excluded Shareholders);

(b)	each Independent Toro Director states that he or she intends to vote, or procure the voting of, all Toro Shares in which he or she has a Relevant Interest in favour of the Scheme in the absence of a Superior Proposal and subject to the Independent Expert's Report concluding that the Scheme is in the best interests of Shareholders (other than Excluded Shareholders); and

(c)	the Scheme Booklet (including any supplementary disclosure) and all public announcements by Toro in relation to the Scheme in which a statement is made about an Independent Toro Director’s recommendation or voting intention after the date of this deed will include a statement to the effect of clauses 6.1(a) and 6.1(b) above.

Change to recommendation or voting intentions

6.2	Toro must use its best endeavours to ensure that no Independent Toro Director adversely changes, qualifies or withdraws the recommendation referred to in clause 6.1(a) or the intention statement referred to in clause 6.1(b) unless:

(a)	the Independent Expert's Report concludes that the Scheme is not in the best interests of Shareholders (other than Excluded Shareholders);

(b)	Toro has received a Superior Proposal, and after IsoEnergy’s rights in clauses 10.8 to 10.11 (inclusive) has been fully complied with, the adverse change, qualification or withdrawal is permitted in accordance with clause 10.8(b);

(c)	the Toro IBC determines in good faith, after consultation with Toro’s independent external legal advisors (who must be reputable advisers experienced in transactions of this nature), that failing to do so could result in a breach of the fiduciary duties or statutory obligations of any Toro Director;

(d)	a duly authorised announcement is made by or on behalf of any Government Agency that the Western Australian Government will no longer implement a ‘no uranium’ condition on future mining leases and will no longer enforce its policy that no uranium mining proposals will be approved;

(e)	Toro receives a duly authorised written notice from a Government Agency that it is proposing to approve the development or mining of uranium on all or any part of the Wiluna Uranium Project, on conditions considered acceptable by Toro, acting reasonably, having regard to (amongst other things) the likelihood of the conditions being satisfied within a reasonable time period and the impact of the conditions on the economics of the Wiluna Uranium Project; or

(f)	the change, qualification or withdrawal occurs because of a requirement or request of a Court or Government Agency that the Independent Toro Director abstain or withdraw from making a recommendation that Shareholders (other than Excluded Shareholders) vote in favour of the Scheme.

7	Conduct of Business

Conduct of business

7.1	Subject to clauses 7.3, 7.4 and 7.5 from the date of this deed until and including the Implementation Date, each party must:

(a)	ensure that it and each of its Subsidiaries carries on its business in the ordinary course and in a manner substantially consistent with the manner conducted at the date of this deed; and

(b)	use reasonable endeavours to:

(i)	preserve and maintain the value of its businesses and material assets;

(ii)	preserve and maintain its relationships with all Government Agencies and all material customers, suppliers, licensors, licensees and others with whom it has material business dealings;

(iii)	in respect of Toro only, ensure that no Toro Prescribed Occurrence occurs; and

(iv)	in respect of IsoEnergy only, ensure that no IsoEnergy Prescribed Occurrence occurs.

Conduct of Toro business

7.2	Without limiting clause 7.1, from the date of this deed until and including the Implementation Date:

(a)	Toro must use all reasonable endeavours, and procure that each member of the Toro Group uses all reasonable endeavours to:

(i)	conduct its businesses, and must cause each member of the Toro Group to conduct their respective businesses, in the ordinary and usual course consistent with the Agreed Budget and in accordance with all Applicable Laws, and in respect of activities or expenditure outside the scope of such Agreed Budget in the ordinary and usual manner in which each such business and operations have been conducted in the 12 month period prior to the date of this deed;

(ii)	promptly notify IsoEnergy in writing of:

(A)	any material developments concerning the Toro Group’s business, assets, activities, employees and operations;

(B)	any material correspondence or engagement with Government Agencies, key contractual counterparties (including, but not limited to, the counterparties to any Material Contracts) and other key stakeholders;

(iii)	comply in all material respects with all Material Contracts, enforce any Material Contract and not waive any breach by a counterparty to any such Material Contract; and

(iv)	maintain, and cause each member of the Toro Group (where applicable) to maintain the Toro Tenements in good standing and in full force and effect;

(b)	Toro must not, and must ensure that each member of the Toro Group does not:

(i)	voluntarily terminate, relinquish, or dispose of, or fail to renew, any Toro Tenement or any part of a Toro Tenement (except for any planned relinquishment or abandonment);

(ii)	sell or grant any option, or grant any interest (including an Encumbrance) over any Toro Tenement;

(iii)	enter into or amend any agreement with, or incur any commitment to, a related party (as defined in section 228 of the Corporations Act);

(iv)	enter into any agreement, or incur any commitment, involving any expenditure which is not in the ordinary course, related to the Transaction (including reasonably incurred advisory costs and expenses) or in accordance with the Agreed Budget;

(v)	acquire, invest or dispose of any business, asset or other undertaking having a value exceeding $50,000 (whether by way of a single transaction or series of related transactions); For the avoidance of doubt, and despite anything else in this deed, nothing permits Toro to directly or indirectly dispose of any Toro Tenement (without the prior written consent of IsoEnergy);

(vi)	terminate or amend any Material Contract;

(vii)	dispose of any securities in Toro Group companies held in any other Toro Group member;

(viii)	cease, or threaten to cease, to carry on a material part of its business;

(ix)	do any of the following:

(A)	increase the remuneration, compensation of or benefits provided to any of its directors, officers or employees;

(B)	pay any award, bonus, or material incentives (whether cash or equity based, or existing or new) or issue any securities, rights or options to any of its directors, officers or employees;

(C)	vary the service or employment arrangements or agreements with any of its directors, officers or employees in a material manner;

(D)	vary in any material manner the benefits or entitlements which any of its directors, officers or employees may be entitled to under applicable policies or procedures;

(E)	terminate the employment arrangements for any Toro senior executive (other than for cause);

(F)	pay or agree to pay any of its current or former directors, officers or employees or other service providers a termination or retention payment, pension or retirement allowance (otherwise than in accordance with an existing agreement which is in place as at the date of this deed and which is Disclosed in the Toro Disclosure Materials, or any other payment required by any award or other legal entitlement);

(G)	subject to paragraphs (A) to (F) above, enter into any new employment or services agreement with any person whose total annual remuneration or compensation payable by any member of the Toro Group exceeds or would exceed $100,000, without first having provided IsoEnergy with a reasonable opportunity to consider or without first having considered in good faith any reasonable comments provided by or on behalf of IsoEnergy;

(H)	enter into bargaining for, amend, renew, or terminate any collective bargaining agreement or other labour agreement that applies to any of its directors, officers or employees; or

(I)	waive any post-employment obligations of any Toro directors, officers or employees;

(x)	make any material Tax elections or change any material Tax methodologies relating to Tax applied by it, other than as required by law;

(xi)	guarantee or indemnify the obligations of any person, other than any indemnities regarding the obligations of its advisers, to the extent those indemnities reflect usual industry practice;

(xii)	create, or agree to create, any Encumbrance over or declare itself the trustee of any material part of its business or assets other than a lien arising by operation of law or for money payable for work performed by suppliers or service providers in the ordinary course of business;

(xiii)	settle or compromise any dispute, audit, investigation or material inquiry relating to Tax, without first providing IsoEnergy a reasonable opportunity to review the form and content of all proposed settlements or compromises and taking into account IsoEnergy’s reasonable comments on those proposed settlements or compromises, unless failing to do so would result in a statutory deadline being missed which would have a material adverse impact on the Toro Group;

(xiv)	commence (other than by cross-claim or counterclaim), compromise, settle or offer to settle any material legal proceeding, claim, investigation, arbitration or similar proceeding where the settlement amount exceeds $250,000, without the express prior written consent of IsoEnergy; or

(xv)	agree, authorise, resolve, commit or otherwise bind itself to do any of the matters set out above.

7.3	The obligations of Toro under clauses 7.1 and 7.2 do not apply in respect of any matter:

(a)	required or permitted to be done under this deed or the Scheme, or the transactions contemplated by them;

(b)	which is in accordance with the Agreed Budget;

(c)	Disclosed in:

(i)	the Toro Disclosure Materials;

(ii)	any announcement made by Toro to ASX in the 12 months prior to the date of this deed;

(iii)	searches in relation to each member of the Toro Group (and their tenements) of the public records maintained by:

(A)	ASIC;

(B)	the PPSR;

(C)	the registries of the High Court of Australia, the Federal Court of Australia and the Supreme Court in every State and Territory in Australia; and

(D)	the Department of Mines, Petroleum and Exploration

conducted prior to the execution of this deed;

(d)	required by law or by an order of a court or Government Agency;

(e)	required to be done to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or material damage to property); or

(f)	the undertaking of which IsoEnergy has approved in writing (which approval must not be unreasonably withheld or delayed).

7.4	Without limiting clause 10, nothing in clauses 7.1 or 7.2 restricts the ability of Toro to respond to a Competing Proposal in relation to Toro.

IsoEnergy permitted activities

7.5	The obligations of IsoEnergy under clause 7.1 do not apply in respect of any matter:

(a)	required or permitted to be done under this deed or the Scheme, or the transactions contemplated by either;

(b)	Disclosed in:

(i)	the IsoEnergy Disclosure Materials;

(ii)	any public disclosure made by IsoEnergy in public filings available on SEDAR+ or EDGAR in the 12 months prior to the date of this deed;

(c)	required law or by an order of a court or Government Agency;

(d)	required to be done to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or material damage to property); or

(e)	the undertaking of which Toro has approved in writing (which approval must not be unreasonably withheld or delayed).

Board changes

7.6	Subject to the Scheme Consideration having been delivered to Scheme Participants in accordance with the Scheme, Toro and IsoEnergy must take all reasonable steps to procure that on and from the Implementation Date:

(a)	the board of Toro and each of Toro’s wholly owned subsidiaries are comprised of such nominees as advised by IsoEnergy in writing before the Effective Date, and that each director of Toro and each of Toro’s wholly owned subsidiaries who is not nominated in accordance with this clause 7.6 resigns from their office as a director of the relevant wholly owned subsidiaries; and

(b)	each director of Toro and each of Toro’s wholly owned subsidiaries, resigning in accordance with clause 7.6(a) provides written notice to the effect that they have no Claim outstanding for loss of office, remuneration or otherwise against any member of the Toro Group, other than pursuant to any deed of access and indemnity, policy of directors and officers insurance or employment agreement, in each case provided that the composition of the board of each member of the Toro Group complies with the relevant member’s constitution and, if applicable, the Corporations Act and the ASX Listing Rules.

8	Warranties

Toro warranties

8.1	Toro warrants to IsoEnergy that each of the Toro Warranties is true, accurate and not misleading on the date of this deed and at 8.00am on the Second Court Date, unless the warranty is expressly stated to be given at a particular time, in which case it is given at that time.

Qualifications to Toro’s warranties

8.2	Each of the Toro Warranties are each subject to matters:

(a)	required or permitted to be done under this deed or the Scheme, or the transactions contemplated by them;

(b)	Disclosed in:

(i)	the Toro Disclosure Materials;

(ii)	any announcement made by Toro to ASX in the 12 months prior to the date of this deed;

(iii)	searches in relation to each member of the Toro Group (and their tenements) of the public records maintained by:

(A)	ASIC;

(B)	the PPSR;

(C)	the registries of the High Court of Australia, the Federal Court of Australia and the Supreme Court in every State and Territory in Australia; and

(D)	the Department of Mines, Petroleum and Exploration;

conducted prior to the execution of this deed; or

(c)	that are within the knowledge of IsoEnergy as described in clause 1.5, as at the date of this deed.

IsoEnergy warranties

8.3	IsoEnergy warrants to Toro that each of the IsoEnergy Warranties is true, accurate and not misleading on the date of this deed and at 8.00am on the Second Court Date, unless the warranty is expressly stated to be given at a particular time, in which case it is given at that time.

Qualifications to IsoEnergy’s warranties

8.4	Each of the IsoEnergy Warranties are each subject to matters:

(a)	required or permitted to be done under this deed or the Scheme, or the transactions contemplated by them;

(b)	Disclosed in:

(i)	the IsoEnergy Disclosure Materials; or

(ii)	any public disclosure made by IsoEnergy in public filings available on SEDAR+ or EDGAR in the 12 months prior to the date of this deed; or

(c)	that are within the knowledge of Toro as described in clause 1.4, as at the date of this deed.

Status of warranties, undertakings

8.5	Each warranty provided under this clause 8 is not limited by any other warranty and is to be construed independently of each other warranty. Each warranty is severable and survives termination of this deed.

Acknowledgements

8.6	Each party acknowledges that no party (nor any person acting on its behalf) has made any representation, warranty or other inducement to enter into this deed, except for the warranties and inducements expressly set out in this deed and (to the maximum extent permitted by law) all other representations, warranties and conditions implied by statute or otherwise in relation to any matter relating to this deed, the circumstances surrounding the parties’ entry into it and the transactions contemplated by it are expressly excluded.

8.7	Each party acknowledges and confirms that it does not enter into this deed in reliance on any representation, warranty or other inducement by or on behalf of any other party, except for any representation, warranty or other inducement expressly set out in this deed.

9	Releases

Release of Toro Indemnified Persons

9.1	IsoEnergy releases all rights against and agrees that it will not and it will ensure that none of its Related Entities (as at the date of this deed and from time to time) will, make a Claim (whether current, future, known or unknown) against any Toro Indemnified Person (as at the date of this deed and from time to time) in connection with:

(a)	any breach of any Toro Warranty;

(b)	any disclosure (including in the Scheme Booklet, or any announcement to ASX or otherwise in connection with the Scheme or in connection with due diligence) that contains any statement which is incorrect, untrue or false or misleading (including by omission); or

(c)	the provision of, or any failure to provide information in connection with the Transaction,

except to the extent the relevant Toro Indemnified Person has engaged in wilful misconduct or fraud.

9.2	Nothing in clause 9.1 limits IsoEnergy’s rights to terminate this deed under clause 13, or make a Claim against Toro.

9.3	Clause 9.1 is subject to any restriction under the Corporations Act or other applicable law and will be read down accordingly.

9.4	Toro holds the benefit of clause 9.1 on trust for each Toro Indemnified Person. Each Toro Indemnified Person may plead clause 9.1 in response to any Claim made by any member of the IsoEnergy Group against them.

Release of IsoEnergy Indemnified Persons

9.5	Toro releases its rights against, and agrees that it will not and it will ensure that none of its Related Entities (as at the date of this deed and from time to time) will, make a Claim (whether current, future, known or unknown) against any IsoEnergy Indemnified Person (as at the date of this deed and from time to time) in connection with:

(a)	any breach of any IsoEnergy Warranty;

(b)	any disclosure (including in the Scheme Booklet, or any announcement in connection with the Scheme or in connection with due diligence) which is incorrect, untrue or false or misleading (including by omission); or

(c)	the provision of, or any failure to provide information in connection with the Transaction,

except to the extent that the relevant IsoEnergy Indemnified Person has engaged in wilful misconduct or fraud.

9.6	Nothing in clause 9.5 limits Toro’s rights to make any Claim against IsoEnergy or terminate this deed under clause 13.

9.7	Clause 9.5 is subject to any restriction under any applicable law and will be read down accordingly.

9.8	IsoEnergy receives and holds the benefit of clause 9.5 on trust for each IsoEnergy Indemnified Person and may enforce clause 9.5 on behalf of any IsoEnergy Indemnified Person. Each IsoEnergy Indemnified Person may plead clause 9.5 in response to any Claim made by any member of the Toro Group against them.

Deeds of indemnity, access and insurance

9.9	Subject to the Scheme becoming Effective, IsoEnergy undertakes in favour of Toro and each other Toro Indemnified Person that it will procure that:

(a)	for a period of 7 years from the Implementation Date, the Constitution of Toro and the constitution of each member of the Toro Group will continue to contain such rules as are contained in those constitutions at the date of this deed that provide for each company to indemnify each of its previous directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a member of Toro Group; and

(b)	Toro and each member of the Toro Group complies:

(i)	with any deeds of indemnity, access and insurance entered into by them in favour of their respective directors and officers from time to time; and

(ii)	any extension of the Policy or run-off cover in respect of the Policy arranged or put in place by Toro in accordance with clause 9.12.

9.10	Clause 9.9 is subject to any restriction under the Corporations Act or other applicable law and will be read down accordingly.

9.11	Toro holds the benefit of clause 9.9 on trust for each Toro Indemnified Person.

Insurance

9.12	IsoEnergy acknowledges that Toro will in respect of Toro and all other members of the Toro Group:

(a)	prior to the Effective Date, if required by Toro, arrange for the cover currently provided under the directors' and officers' insurance policy for Toro and all other members of the Toro Group (Policy) to be extended for a further 12 months; and

(b)	by no later than the Implementation Date arrange for the cover provided under the Policy to be amended so as to provide run off cover in accordance with the terms of the Policy for seven years from the end of the term of the Policy, and pay all premiums required so as to ensure that insurance cover is provided under the Policy on those terms until that date, in each case, provided Toro consults with IsoEnergy regarding the cost of the insurance cover referred to in clauses 9.12(a) and 9.12(b) in advance of taking out such insurance cover.

10	Exclusivity

Cessation of existing discussions

10.1	Toro represents and warrants to IsoEnergy that, at the time of execution of this deed, neither it, nor any other member of the Toro Group or their respective Representatives (or any other person on their behalf) is directly or indirectly in negotiations or discussions in respect of any Competing Proposal with any person and it has terminated all negotiations and discussions relating to any Competing Proposal.

10.2	Toro agrees not to terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to any possible Competing Proposal or any standstill agreement to which it or any member of the Toro Group is a party and must use reasonable endeavours to enforce all standstill, non-disclosure, non-solicit and similar covenants in any agreement to which it or any member of the Toro Group is a party.

Restrictions

10.3	During the Exclusivity Period, Toro must not, and must procure that each member of the Toro Group and their respective Representatives (or any other person on its behalf) does not, directly or indirectly:

(a)	(no shop)

(i)	solicit, initiate or invite any inquiry, expression of interest, offer, proposal, negotiation or discussion by any Third Party in relation to, or which would reasonably be expected to encourage or lead to the making of, or with a view to obtaining, an actual, proposed or potential Competing Proposal, or encourage, induce, assist, announce an intention or procure a person to do any of those things on its behalf; or

(ii)	communicate to any Third Party an intention to do anything referred to in clause 10.3(a)(i).

(b)	subject to clause 10.4:

(i)	(no talk)

(A)	continue, participate in, or enter into, any discussions or negotiations with any Third Party with respect to any inquiry, expression of interest, offer, proposal, discussion, negotiation or other communication by any Third Party in relation to, or which would reasonably be expected to encourage or lead to the making of, any actual, proposed or potential Competing Proposal;

(B)	negotiate, accept or enter into, or offer or agree to negotiate, accept or enter into, any agreement, arrangement or understanding regarding any actual, proposed or potential Competing Proposal; or

(C)	communicate to any person an intention to do anything referred to in clauses 10.3(b)(i)(A) to 10.3(b)(i)(B) (inclusive),

even if that Competing Proposal was not directly or indirectly solicited, invited, encouraged or initiated by Toro or any member of the Toro Group, or any of their respective Representatives, or the Third Party has publicly announced the Competing Proposal;

(ii)	(no due diligence)

(A)	provide, make available to or permit any Third Party to receive any non-public information relating to the Toro Group, or assist a Third Party to conduct due diligence in relation to the Toro Group, in each case in connection with, a view to obtaining, or which would reasonably be expected to encourage or lead to the formulation, development, finalisation, receipt or announcement of any actual, proposed or potential Competing Proposal, or

(B)	encourage, induce, assist, announce an intention or procure any person to do any of the things referred to in this clause 10.3(b)(ii)(A) on its behalf; or

(C)	communicate to any person an intention to do anything referred to in clause 10.3(b)(ii)(A) to 10.3(b)(ii)(B) (inclusive).

Exception

10.4	The restrictions in clause 10.3(b) do not apply to the extent that they restrict Toro or the Toro IBC, from taking or refusing to take any action with respect to a bona fide Competing Proposal if the Toro IBC has determined in good faith:

(a)	after consultation with its independent external legal and financial advisors that that the Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal; and

(b)	after consultation with its independent external legal and financial advisers, that failing to respond to such Competing Proposal would be likely to constitute a breach of the fiduciary duties or statutory obligations of any member of the Toro Board.

Notice of approach

10.5	During the Exclusivity Period, Toro must promptly (and in any event within 24 hours) notify IsoEnergy if it, any other member of the Toro Group or any of their Representatives, has received or becomes aware of:

(a)	any approach, inquiry or proposal made to, and any attempt or any intention on the part of any person to initiate or continue any negotiations or discussions with respect to, or that could reasonably be expected to lead to, an actual, proposed or potential Competing Proposal, whether unsolicited or otherwise; or

(b)	any request by a Third Party for, or provision to a Third Party of, any non-public information, in connection with such Third Party formulating, developing or finalising, or assisting in the formulation, development or finalisation of, any actual, proposed or potential Competing Proposal in respect of Toro or any member of the Toro Group, whether direct or indirect, solicited or unsolicited, and in writing or otherwise.

10.6	A notice given under clause 10.5 must, to the extent known by Toro, disclose:

(a)	the identity of the person who made the relevant approach or request; and

(b)	details of all the material terms and conditions of the Competing Proposal including, the amount and form of consideration to be offered, the source of any cash component of the consideration, the conditions to which it is subject, the proposed timetable, and any break fee arrangements.

10.7	During the Exclusivity Period, Toro must as soon as reasonably practicable (but in any event within 24 hours) notify IsoEnergy in writing if Toro or any of its Representatives receives or becomes aware of any material development in relation to:

(a)	any actual, proposed or potential Competing Proposal; and/or

(b)	any information which was previously notified to IsoEnergy under clause 10.6.

Matching rights

10.8	Without limiting clause 10.3, during the Exclusivity Period:

(a)	Toro must not, and must ensure its Representatives do not, indirectly or directly, enter into any agreement, arrangement or understanding (whether or not in writing) under which Toro or any member of the Toro Group agrees to implement or otherwise give effect to any actual, proposed or potential Competing Proposal (provided that this does not prevent Toro or any member of the Toro Group from entering into a confidentiality agreement for the purpose of protecting the confidentiality of Toro non-public information provided or proposed to be to a Third Party in relation to a Competing Proposal in relation to Toro); and

(b)	Toro must use best endeavours to ensure that no Independent Toro Director in response to a Competing Proposal:

(i)	withdraws, adversely qualifies or changes his or her recommendation set out in clause 6.1;

(ii)	publicly recommends, or otherwise publicly supports, any actual, proposed or potential Competing Proposal; or

(iii)	makes a public statement indicating that they no longer support the Transaction,

unless:

(c)	Toro has notified IsoEnergy of the material terms of the Competing Proposal (including, the identity of the person or persons who made such approach, enquiry, expression of interest, offer or proposal, the amount and form of consideration to be offered, the source of any cash component of the consideration, the conditions to which it is subject, the proposed timetable and any break fee arrangements);

(d)	the Toro IBC has made the determinations under clauses 10.4(a) and 10.4(b) and notified IsoEnergy in writing that the determinations have been made in relation to the Competing Proposal and of the reasons for the Toro IBC’s determination that such Competing Proposal is, or could reasonably be expected to become or lead to, a Superior Proposal (including the specific terms of such Competing Proposal that the Toro IBC consider would, if completed substantially in accordance with its terms, be reasonably likely to be more favourable to Toro Shareholders (as a whole) than the Scheme). To avoid doubt, nothing under this clause 10.8(d) obliges Toro to provide IsoEnergy with the gist, substance or otherwise of legal advice provided to Toro by its external independent legal advisers in connection with the Toro IBC’s determination;

(e)	Toro has given IsoEnergy at least until 11:59pm on the fifth Business Day after the information referred to in clauses 10.8(c) to 10.8(d) (inclusive) was provided to IsoEnergy (the Matching Rights Period) to announce or formally provide to Toro a matching, equivalent or superior proposal or other counter-proposal to the terms of such Competing Proposal (Counter Proposal); and

(f)	the Matching Rights Period has expired and either:

(i)	IsoEnergy has not provided a Counter Proposal to Toro; or

(ii)	IsoEnergy has provided a Counter Proposal to Toro and the Toro IBC, acting in good faith, has determined that the Counter Proposal would not produce an equivalent or superior outcome for Toro Shareholders (other than Excluded Shareholders) (as a whole) as compared to the outcome that would be provided by such Competing Proposal, taking into account all respective terms and conditions and other aspects of such Counter Proposal (including the price, value and form of consideration, funding, proposed timing, any condition precedent and other matters affecting the probability of the Counter Proposal being completed compared to the Competing Proposal) and such Competing Proposal.

10.9	If during the Matching Rights Period IsoEnergy makes a Counter Proposal:

(a)	Toro must procure that the Toro IBC promptly considers and determines as soon as reasonably practical (and in any event, within two (2) Business Days of receiving the Counter Proposal), in good faith, after consultation with its financial advisers and after receiving legal advice from its independent external legal advisers, whether such Counter Proposal would (or would reasonably be expected to) provide an equivalent or superior outcome for Toro Shareholders (other than Excluded Shareholders) (as a whole) as compared to the outcome that would be provided by such Competing Proposal, taking into account all respective terms and conditions and other aspects of such Counter Proposal (including the price, value and form of consideration, funding, proposed timing, any condition precedent and other matters affecting the probability of the Counter Proposal being completed compared to the Competing Proposal) and such Competing Proposal; and

(b)	promptly, and in any event within 24 hours after making the determination in clause 10.9(a), delivers to IsoEnergy a notice in writing setting out such determination and the reasons for such determination.

10.10	In the event that Toro has made a determination in accordance with clause 10.9(a) that such Counter Proposal would provide an equivalent or superior outcome for Toro Shareholders (other than Excluded Shareholders) (as a whole) as compared to the outcome that would be provided by such Competing Proposal:

(a)	Toro and IsoEnergy must use their best endeavours to agree all amendments to this deed (and, if applicable, the Scheme and the Deed Poll) which are necessary to implement such Counter Proposal, in each case as soon as reasonably practicable and for a period of not more than five (5) Business Days after Toro delivers the notice under clause 10.9(b) to IsoEnergy; and

(b)	Toro must use best endeavours to procure each Independent Toro Director recommends (unanimously with all the other Independent Toro Directors) such Counter Proposal to Toro Shareholders (other than Excluded Shareholders) and does not recommend such Competing Proposal to Toro Shareholders.

10.11	Toro acknowledges and agrees that:

(a)	each new Competing Proposal or successive material variation or modification of a Competing Proposal will constitute a new Competing Proposal for the purposes of clauses 10.8 to 10.11 (inclusive); and

(b)	the process set out in clauses 10.8 to 10.11 (inclusive) must again be followed in respect of each new Competing Proposal or successive material variation or modification of a Competing Proposal prior to:

(i)	any Independent Toro Director taking any of the actions referred to in clauses 10.8(b)(i), 10.8(b)(ii) or 10.8(b)(iii); or

(ii)	Toro or any of its Representatives entering into any agreement, arrangement or understanding or otherwise becoming obliged referred to in clause 10.8(a).

10.12	A public statement by Toro, the Toro IBC or any Toro Director to the effect that:

(a)	the Toro IBC is considering whether a Competing Proposal is a Superior Proposal; or

(b)	the Toro IBC has determined that at Competing Proposal is a Superior Proposal and has commenced the matching rights process in clause 10.8; or

(c)	that Shareholders should take no action pending completion of the Toro IBC’s consideration of whether a Competing Proposal is a Superior Proposal, or pending completion of the matching rights process in clause 10.8, does not of itself:

(d)	constitute any change, withdrawal, modification or qualification of the recommendation by the Toro IBC or any endorsement or recommendation of the Competing Proposal;

(e)	contravene this deed;

(f)	give rise to an obligation to pay the Break Fee; or

(g)	give rise to a termination right.

Ordinary course actions

10.13	Nothing in this clause 10 prevents a party from:

(a)	providing information required to be provided by law, any Government Agency, any court of competent jurisdiction, or the ASX Listing Rules or TSX Listing Rules; or

(b)	making presentations to, and responding to bona fide enquiries from, stockbrokers, portfolio investors and equity market analysts in the ordinary course in relation to the Scheme or business generally, provided that any such activity performed under this clause 10.13 is not undertaken with any objective (directly or indirectly) of soliciting, inviting, initiating or encouraging a Competing Proposal or a potential Competing Proposal.

Compliance with law

10.14	If it is finally determined by a court or the Takeovers Panel that the agreement by the parties under this clause 10 or any part of it:

(a)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the members of the Toro Board;

(b)	constituted, or constitutes, or would constitute, ‘unacceptable circumstances’ within the meaning of the Corporations Act, in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth) to modify this clause 10; or

(c)	was, or is, or would be unlawful for any other reason,

then, to that extent (and only to that extent) Toro will not be obliged to comply with that provision of this clause 10. The parties must amend this clause 10 to the extent required to give effect to the requirements of ASIC, the Court or the Takeovers Panel, as the case may be, and in the circumstances referred to in clause 10.14(b) must give the required undertakings.

10.15	The parties must not make or cause or permit to be made on their behalf, any application to a court or the Takeovers Panel for or in relation to a determination referred to in clause 10.14.

11	Break Fee

Acknowledgement and agreement

11.1	Each party acknowledges that if they enter into this deed and the Transaction is subsequently not implemented, IsoEnergy will have incurred significant costs, which cannot be accurately ascertained, including:

(a)	advisory costs, including for legal, financial and other professional advice in planning and implementing the Transaction;

(b)	opportunity costs incurred in engaging in the Transaction and in not engaging in other alternative acquisitions or strategic initiatives;

(c)	out of pocket expenses; and

(d)	costs of directors’ and management’s time in planning and implementing the Transaction,

and that the Break Fee is a genuine and reasonable estimate of those costs.

11.2	IsoEnergy confirms that it has negotiated the inclusion of clause 11.4 in this deed and would not have entered into this deed without it.

11.3	The Toro IBC confirms that it has received external legal advice in relation to this clause 11.

Circumstances where Break Fee payable

11.4	Subject to clauses 11.5 to 11.12 Toro must pay the Break Fee to IsoEnergy if:

(a)	failure or change to recommendation: during the Exclusivity Period, any Independent Toro Director:

(i)	fails to make, or makes and then withdraws or adversely revises their recommendation that Shareholders vote in favour of the Scheme; or

(ii)	publicly recommends, supports or endorses a Competing Proposal in relation to Toro or makes a public statement indicating that they no longer support the Transaction:

unless:

(iii)	the Independent Expert concludes in the Independent Expert’s Report, that the Scheme is not in the best interests of Shareholders (other than Excluded Shareholders) (other than where the conclusion is contributed to by the existence of a Competing Proposal in relation to Toro);

(iv)	the Independent Toro Director is permitted to do so under clause 6.2(f); or

(v)	Toro is entitled to terminate this deed pursuant to clause 13.2(a) or 13.2(c) and has given the appropriate termination notice to IsoEnergy.

(b)	completion of Competing Proposal: at any time before the Second Court Date, a Competing Proposal in relation to Toro is announced and, within 12 months after the date of that announcement, the person making the Competing Proposal or one or more Associates of that person:

(i)	completes a Competing Proposal in relation to Toro of the kind referred to in paragraphs (b)(ii), (b)(iii) or (b)(iv) of the definition of Competing Proposal; or

(ii)	acquires a Relevant Interest in more than 50% of Toro Shares under a transaction that is or has become wholly unconditional or otherwise acquires (either alone or in aggregate with its Associates) Control of Toro; or

(c)	IsoEnergy termination in certain circumstances: IsoEnergy validly terminates this deed under clause 13.1(a) or 13.1(d).

Break fee not payable

11.5	Notwithstanding anything else in this deed, the Break Fee is not payable by Toro to IsoEnergy if the Scheme becomes Effective or IsoEnergy (either alone or in aggregate with its Associates) otherwise acquires control of more than 50% Toro Shares. In such circumstances, if the Break Fee has been paid in whole or part by Toro to IsoEnergy, it must be refunded by IsoEnergy to Toro within ten Business Days.

Payment of Break Fee

11.6	If the Break Fee becomes payable under this deed, Toro must pay it without withholding or set-off within ten Business Days after receipt of a written demand from IsoEnergy.

11.7	The Break Fee is payable by Toro to IsoEnergy only once and, if actually paid to IsoEnergy, IsoEnergy cannot make any Claim against Toro for any further payment of the Break Fee.

11.8	Notwithstanding any other provision of this deed, but subject to clause 11.9:

(a)	the maximum aggregate liability of Toro to IsoEnergy under or in connection with this deed, the Transaction or the Scheme, including in respect of any breach of this deed will be the amount of the Break Fee;

(b)	a payment by Toro of the Break Fee in accordance with this clause 11 represents the sole and absolute liability of Toro to IsoEnergy under or in connection with this deed, the Transaction or the Scheme and no further damages, fees, expenses or reimbursements of any kind will be payable by Toro to IsoEnergy in connection with this deed, the Transaction or the Scheme; and

(c)	the amount of the Break Fee payable to IsoEnergy under this clause 11 shall be reduced by the amount of any loss or damage recovered by IsoEnergy in relation to a breach of any other clause of this deed (Recovered Amount) and to the extent the Break Fee has been paid by Toro to IsoEnergy without being reduced by the Recovered Amount, IsoEnergy must promptly refund to Toro the Recovered Amount.

11.9	Clause 11.8 does not limit the liability of Toro under or in connection with this deed in respect of any fraud or intentional or wilful breach of this deed by Toro, or any right which IsoEnergy may have to specific performance, or declaratory or injunctive relief as a remedy for a breach or threatened breach of this deed or the Scheme by Toro.

Amendments to Break Fee

11.10	This clause 11 does not impose an obligation on Toro to pay the Break Fee to the extent that the obligation:

(a)	is declared by the Takeovers Panel to constitute ‘unacceptable circumstances’, in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth); or

(b)	is determined to be unenforceable or unlawful by a court of competent jurisdiction,

and IsoEnergy must refund to Toro within 5 Business Days any amount in excess of its obligation under this clause 11 that Toro has already paid if such a declaration or determination is made (unless otherwise required by the Takeovers Panel or the court), provided that:

(c)	all lawful avenues of appeal and review, judicial and otherwise, have been exhausted;

(d)	the period for lodging an appeal or commencing review proceedings has expired without an appeal having been lodged or review proceedings commenced; or

(e)	IsoEnergy and Toro agree in writing not to appeal or seek review of the decision to impose that requirement.

11.11	The parties must amend this clause 11 to the extent required to give effect to the requirements of ASIC, the Court or the Takeovers Panel, as the case may be, and in the circumstances referred to in clause 11.10(a) must give the required undertakings. For the avoidance of doubt, any part of the Break Fee that would not constitute unacceptable circumstances or that is not unenforceable or unlawful (as applicable) must be paid by Toro.

11.12	The parties must not make or cause to be made, any application to the Takeovers Panel or a court for or in relation to a declaration or determination referred to in clause 11.10.

12	Reverse Break Fee

Acknowledgement and agreement

12.1	Each party acknowledges that if they enter into this deed and the Transaction is subsequently not implemented, Toro will have incurred significant costs, which cannot be accurately ascertained, including:

(a)	advisory costs, including for legal, financial and other professional advice in planning and implementing the Transaction;

(b)	opportunity costs incurred in engaging in the Transaction and in not engaging in other alternative acquisitions or strategic initiatives;

(c)	out of pocket expenses; and

(d)	costs of directors’ and management’s time in planning and implementing the Transaction,

and that the Reverse Break Fee is a genuine and reasonable estimate of the costs.

12.2	Toro confirms that it has negotiated the inclusion of clause 12.4 in this deed and would not have entered into this deed without it.

12.3	The IsoEnergy Board confirms that it has received external legal advice in relation to this clause 12.

Payment of Reverse Break Fee

12.4	Subject to clauses 12.5 to 12.11 IsoEnergy must pay the Reverse Break Fee to Toro:

(a)	if Toro validly terminates this deed pursuant to clause 13.2(a) or 13.2(c); or

(b)	the Scheme becomes Effective, but IsoEnergy does not provide the Scheme Consideration in accordance with the terms of the Scheme.

Payment of Reverse Break Fee

12.5	If the Reverse Break Fee becomes payable under this deed, IsoEnergy must pay it without withholding or set-off within ten Business Days after receipt of a written demand for payment from Toro.

12.6	The Reverse Break Fee is payable by IsoEnergy to Toro only once and, if actually paid to Toro, Toro cannot make any Claim against IsoEnergy for any further payment of the Reverse Break Fee.

12.7	Notwithstanding any other provision of this deed, but subject to clauses 12.8 and 12.11:

(a)	the maximum aggregate liability of IsoEnergy to Toro under or in connection with this deed, the Transaction or the Scheme including in respect of any breach of this deed will be the amount of the Reverse Break Fee;

(b)	a payment by IsoEnergy of the Reverse Break Fee in accordance with this clause 12 represents the sole and absolute liability of IsoEnergy to Toro under or in connection with this deed, the Transaction or the Scheme and no further damages, fees, expenses or reimbursements of any kind will be payable by IsoEnergy to Toro in connection with this deed; and

(c)	the amount of the Reverse Break Fee payable to Toro under this clause 12 shall be reduced by the amount of any Loss or damage recovered by Toro in relation to a breach of any other clause of this deed (Recovered Amount) and to the extent the Reverse Break Fee has been paid by IsoEnergy to Toro without being reduced by the Recovered Amount, Toro must promptly refund to IsoEnergy the Recovered Amount.

12.8	Clause 12.7 does not limit the liability of IsoEnergy under or in connection with this deed in respect of any fraud by IsoEnergy or intentional or wilful breach of this deed by IsoEnergy or any right which Toro may have to specific performance, or declaratory or injunctive relief as a remedy for a breach or threatened breach of this deed, the Deed Poll or the Scheme by IsoEnergy.

Amendments to Reverse Break Fee

12.9	This clause 12 does not impose an obligation on IsoEnergy to pay the Reverse Break Fee to the extent that the obligation:

(a)	is declared by the Takeovers Panel to constitute ‘unacceptable circumstances’, in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth); or

(b)	is determined to be unenforceable or unlawful by a court of competent jurisdiction,

and Toro must refund to IsoEnergy within 5 Business Days any amount in excess of its obligation under this clause 12 that IsoEnergy has already paid if such a declaration or determination is made (unless otherwise required by the Takeovers Panel or the court). The parties must amend this clause 12 to the extent required to give effect to the requirements of ASIC, the Court or the Takeovers Panel, as the case may be, and in the circumstances referred to in clause 12.9(a) must give the required undertakings. For the avoidance of doubt, any part of the Reverse Break Fee that would not constitute unacceptable circumstances or that is not unenforceable or unlawful (as applicable) must be paid by IsoEnergy.

12.10	The parties must not make or cause to be made, any application to the Takeovers Panel or a court for or in relation to a declaration or determination referred to in clause 12.9.

Claims under Deed Poll

12.11	Nothing in this clause 12 or otherwise in this deed will limit IsoEnergy’s liability under or in connection with a breach of clauses 4.2 or 4.6 or the Deed Poll.

13	Termination

IsoEnergy termination rights

13.1	IsoEnergy may terminate this deed by giving notice in writing to Toro at any time before 8.00am on the Second Court Date if:

(a)	Toro has materially breached this deed (other than in respect of a breach of a Toro Warranty, which is dealt with in clause 13.1(d)), and Toro has failed to remedy the breach within ten Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after receipt by it of a notice in writing from IsoEnergy setting out the details of the relevant circumstances giving rise to the material breach and requesting that Toro remedy the breach;

(b)	any Independent Toro Director;

(i)	fails to make, or makes and then withdraws or adversely revises their recommendation that Shareholders (other than Excluded Shareholders) vote in favour of the Scheme; or

(ii)	publicly recommends, supports or endorses a Competing Proposal in relation to Toro; or

(iii)	makes a public statement indicating that they no longer support the Transaction,

other than where the Toro Director is permitted to do so under clause 6.2(f);

(c)	a member of the Toro Group enters into binding documentation (whether or not subject to conditions) to undertake or implement a Competing Proposal in relation to Toro. For the avoidance of doubt, any such binding agreement does not include a member of the Toro Group entering into a confidentiality agreement for the purpose of protecting the confidentiality of Toro non-public information provided or proposed to be provided to a Third Party in relation to a Competing Proposal in relation to Toro; or

(d)	Toro breaches a Toro Warranty, and the breach is material in the context of the Transaction as a whole and Toro has failed to remedy the breach within ten Business Days (or such shorter period ending at 5:00pm on the Business Day before the Second Court Date) after receipt by it of a notice in writing from IsoEnergy setting out the relevant circumstances giving rise to the breach and requesting that Toro remedy the breach.

Toro termination right

13.2	Toro may terminate this deed by giving notice in writing to IsoEnergy at any time before 8.00am on the Second Court Date if:

(a)	IsoEnergy has materially breached this deed (other than in respect of a breach of an IsoEnergy Warranty which is dealt with in clause 13.2(c)) and IsoEnergy has failed to remedy the breach within ten Business Days (or any shorter period ending at 5.00pm on the Business Day before the Second Court Date) after receipt by it of a notice in writing from Toro setting out the details of the relevant circumstances giving rise to the material breach and requesting that IsoEnergy remedy the breach;

(b)	a majority of the Independent Toro Directors:

(i)	fail to make, or make and then withdraw or adversely revise their recommendation that Shareholders (other than Excluded Shareholders) vote in favour of the Scheme as permitted under clauses 6.2(a), 6.2(b), 6.2(c), 6.2(d) or 6.2(e); or

(ii)	publicly recommends, supports or endorses a Competing Proposal in relation to Toro, provided that Toro has received a Competing Proposal, the Toro IBC has determined that the Competing Proposal constitutes a Superior Proposal and clause 10 has been complied with and all of IsoEnergy’s rights under clause 10 have been fully exhausted; or

(c)	IsoEnergy breaches an IsoEnergy Warranty, and the breach is material in the context of the Transaction as a whole and IsoEnergy has failed to remedy the breach within ten Business Days (or such shorter period ending at 5:00pm on the Business Day before the Second Court Date) after receipt by it of a notice in writing from Toro setting out the relevant circumstances giving rise to the breach and requesting that IsoEnergy remedy the breach.

Mutual termination rights

13.3	Either party may terminate this deed by giving notice in writing to the other party if:

(a)	the Scheme Meeting is held but the Scheme Resolution is not passed and, if the Scheme Resolution is not passed by reason only of non-satisfaction of the Headcount Test, either:

(i)	the period referred to in clause 5.12 has passed without either party giving notice requiring application to the Court to be made under section 411(4)(a)(ii)(A); or

(ii)	an application is made under that section but the Court refuses to make an order under that section; and/or

(b)	the Court determines not to approve the Scheme at the Second Court Date and the terminating party has complied in all material respects with the procedure set out in clause 5.11.

Effect of termination

13.4	If this deed is terminated under clauses 3.10 or 13 then:

(a)	the provisions of this deed cease to have effect and each party is released from its obligations to further perform this deed, except for this clause 13 and clause 1 (Interpretation), clause 11 (Break Fee), clause 12 (Reverse Break Fee), clause 14 (Announcements), clause 15 (Confidentiality), clause 16 (GST), clause 17 (Notices) and clause 19 (General) (other than clause 19.10 (Further Assurance)) which survive termination of this deed and remain in force;

(b)	any obligation of Toro to pay any Break Fee required to be paid by it in accordance with clause 11 or any obligation of IsoEnergy to pay any Reverse Break Fee required to be paid by it in accordance with clause 12, shall survive termination; and

(c)	each party retains all rights that it has against each other party in respect of any breach of this deed occurring before termination.

14	Announcements

14.1	As soon as reasonably practicable after the date of this deed each of Toro and IsoEnergy must issue a public announcement in respect of the Transaction, which announcement will attach a copy of this document (excluding any commercially sensitive information) and be in a form previously approved by them.

14.2	No party may make any public announcement or disclosure concerning the Scheme other than:

(a)	as expressly permitted under this deed;

(b)	if required by any applicable law or the ASX Listing Rules or TSX Listing Rules, provided that if a party is required to make any such announcement or disclosure, it must to the extent practicable and lawful to do so, before the announcement or disclosure is made, provide the other party with a draft of the announcement or disclosure and an opportunity to review it and consider in good faith any comments provided by the other party in a timely manner; or

(c)	with the written consent of the other party, which must not be unreasonably withheld or delayed;

provided that neither party will be required to consult with the other in relation to any public announcement relating to the termination of this deed or any Competing Proposal.

15	Confidentiality

15.1	The parties acknowledge and agree that the obligations in the confidentiality deed between IsoEnergy and Toro dated 22 April 2024 remain in full force and effect, provided that this deed prevails to the extent of any inconsistency.

16	Goods and Services Tax

16.1	Except as otherwise expressly provided, any consideration or amount payable under this deed, including any non-monetary consideration (as reduced in accordance with clause 16.4 if required) (Consideration) is exclusive of GST.

16.2	If GST is or becomes payable on a Supply made under or in connection with this deed, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply. Subject to prior receipt of a Tax Invoice, the Additional Amount is payable at the same time that the other consideration for the Supply is provided. If a valid Tax Invoice is not received before the consideration for the Supply is provided, the Additional Amount is payable upon receipt of a valid Tax Invoice. This clause does not apply to the extent that the consideration for the Supply is expressly stated to be GST inclusive.

16.3	If for any (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 16.2:

(a)	The Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

(b)	The refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(c)	The Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the Adjustment Event.

16.4	Despite any other provision of this deed, if any amount payable under or in connection with this deed (whether by way or reimbursement or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred.

16.5	Any reference in this clause to an Input Tax Credit to which a party is entitled include an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

16.6	Any term stating with a capital letter used in this clause 16 that is not defined in this deed which is defined in the A New Tax System (Goods & Services Tax) Act 1999 (Cth) has the same meaning as is given to that term in that Act.

17	Notices

Notices in writing

17.1	Each notice given under this deed must be in writing and in English and may be sent or delivered to the other party using the address set out in clause 17.2 (or such other address as may be nominated in accordance with clause 17.3).

Initial address

17.2	The initial address of each party is as follows:

Party	Address	Attention	E-mail
Toro	60 Havelock Street, West Perth, WA 6005	Richard Homsany	Richard.Homsany@toroenergy.com.au
IsoEnergy	217 Queen Street West, Suite 401, Toronto, ON M5V 0R2	Philip Williams	pwilliams@isoenergy.ca with a copy (for information purposes only) to: jlitchen@cassels.com jcawker@cassels.com deanna.carpenter@hamiltonlocke.com.au james.roberts@hamiltonlocke.com.au

17.3	A party may from time to time change its address for receiving notices by giving notice to the other party.

When notice given

17.4	Any notice sent or delivered to the other party using the address set out in clause 17.2 (or such other address as may be nominated in accordance with clause 17.3) is deemed to have been received:

(a)	in the case of personal delivery, on the date of delivery; or

(b)	if sent by post, on the fifth day after it was put into the post (for post within the same country) or on the tenth day after it was put into the post (for post sent from one country to another); or

(c)	if sent by email, upon the generation of a receipt notice by the recipient's server or, if such notice is not so generated, upon delivery to the recipient's server (unless the sender receives a delivery failure notification indicating that the email has not been delivered to the addressee), but if the delivery or receipt is after 5.00 pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9.00 am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

18	Withholding Tax

18.1	In respect of the application of the foreign resident capital gains withholding tax provisions in Subdivision 14-D of the TAA, if IsoEnergy determines (acting reasonably) that it is required to by law or it is required to pay an amount to the Commissioner (a CGT Withholding Amount) with respect to the acquisition of the Scheme Share from a Scheme Participant, IsoEnergy will:

(a)	determine the amount of the CGT Withholding Amount;

(b)	remit the CGT Withholding Amount to the Commissioner within the time required under Subdivision 14-D of Schedule 1 to the TAA; and

(c)	have satisfied its obligation to pay the CGT Withholding Amount to the Scheme Participant for the purposes of the Scheme.

18.2	IsoEnergy agrees that it shall not withhold and remit 15% of the Scheme Consideration to the ATO to the extent that the Scheme Participant provides a declaration (Entity Declaration) to IsoEnergy (and IsoEnergy does not know that any such declaration is false) prior to the Record Date that:

(a)	their ownership interest in Toro is not an “indirect Australian real property interest” (as defined in the Tax Act); or

(b)	they are an Australian tax resident.

18.3	In determining the CGT Withholding Amount to be paid by IsoEnergy to the Commissioner in accordance with clause 18.1, IsoEnergy agrees to calculate the CGT Withholding Amount using the reduced rate specified in a variation notice issued by the Commissioner under section 14-235 of Subdivision 14-D (Variation Notice) to the extent that IsoEnergy is provided a Variation Notice by such Scheme Participant prior to the Record Date.

18.4	IsoEnergy agrees that it shall not withhold and remit 15% of the Scheme Consideration to the ATO to the extent that the Scheme Participant provides a nil Variation Notice to IsoEnergy prior to the Record Date.

ATO engagement

18.5	Toro agrees that IsoEnergy may approach the ATO to obtain clarification as to the application of Subdivision 14-D or other withholding obligations to the Scheme and will provide all information and assistance that IsoEnergy reasonably requires in making any such approach. IsoEnergy agrees:

(a)	to provide Toro a reasonable opportunity to review the form and content of all materials to be provided to the ATO, and must incorporate Toro’s reasonable comments on those materials, and more generally to take into account Toro’s comments in relation to IsoEnergy’s engagement with the ATO, and provide Toro a reasonable opportunity to participate in any discussions and correspondence between IsoEnergy and the ATO in connection with the application of Subdivision 14-D or other withholding obligation to the Scheme;

(b)	to take all actions as Toro considers necessary (acting reasonably) or desirable to ensure that, where possible, Variation Notices or Entity Declarations are obtained from relevant Toro Shareholders; and

(c)	not to contact any Toro Shareholders in connection with the application of Subdivision 14-D or other withholding obligation to the Scheme without Toro’s prior written consent.

18.6	IsoEnergy agrees to use its best endeavours to engage with the ATO and agree a pragmatic approach in order to minimise the number of Scheme Participants required to provide an Entity Declaration to IsoEnergy under Subdivision 14-D of Schedule 1 to the TAA.

19	General

Costs

19.1	Except as otherwise expressly provided in this deed, each party must pay the costs and expenses incurred by it in connection with entering into and performing its obligations under this deed, the Scheme and the Deed Poll.

Duty

19.2	IsoEnergy:

(a)	is liable for and must pay all duty (including stamp duty and any fines, penalties and interest) on or relating to this deed, the Scheme and any transfer of the Scheme Shares; and

(b)	Indemnifies Toro against, and agrees to reimburse and compensate it for, any liability in respect of duty under clause 19.2(a).

Variation

19.3	This deed may only be varied in writing, signed by all the parties.

Assignments

19.4	No party may assign any of its rights or obligations under this deed without the prior written consent of the other party.

Entire agreement

19.5	This deed contains the entire agreement between the parties relating to the Transaction and supersedes all previous agreements, whether oral or in writing, between the parties relating to the Transaction.

Execution in counterparts

19.6	This deed may be executed in counterparts, all of which taken together constitute one document. A party who has executed a counterpart of this deed may deliver it, or exchange it with, another party by emailing a pdf copy of the executed counterpart to that other party.

Electronic execution

19.7	A party may sign electronically a soft copy of this deed through DocuSign or by some other electronic method and bind itself accordingly. Any soft copy so signed will constitute an executed original counterpart, and any print out of the copy with the relevant signatures appearing will also constitute an original counterpart. Each party consents to the other party:

(a)	producing this deed electronically;

(b)	executing a counterparty of this document electronically and delivering it to, or exchanging it with, another party by emailing a pdf (portable document format) copy of the executed counter party to that other party;

(c)	relying on the presence of:

(i)	each electronic signature; and

(ii)	the name of the relevant signatory,

provided on behalf of that party as:

(iii)	a reliable method of identifying that signatory;

(iv)	a legally and validly binding method of execution in compliance with statutory requirements; and

(v)	confirmation of the signatory’s intention to be bound by this deed.

Waiver

19.8	No failure to exercise or any delay in exercising any right, power or remedy under this deed operates as a waiver. A single or partial exercise or waiver of any right, power or remedy does not preclude any other or further exercise of that right or any other right, power or remedy. A waiver is not valid or binding on the party granting the waiver unless made in writing, signed by the party.

Reasonable endeavours

19.9	Any provision of this deed which requires a party to use reasonable endeavours, or all reasonable endeavours, to procure that something occurs or does not occur, or that something is performed, does not impose any obligation to:

(a)	commence proceedings or legal action against any person; or

(b)	procure absolutely that that thing is done or happens.

Further assurance

19.10	Each party must promptly sign and deliver all documents and take all other action necessary to effect, perfect or complete the transactions contemplated by this deed.

No reliance

19.11	Each party acknowledges that in agreeing to enter into this deed it has not relied on any express or implied representation, warranty, collateral contract or other assurance made by or on behalf of the other party before the entering into of this deed. To the maximum extent permitted by law, each party waives all rights and remedies which, but for this clause 19.11 might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance including all rights and remedies under Part 7.10 of the Corporations Act, Part 2 Division 2 of the Australian Securities and Investments Act 2001(Cth), section 18, Schedule 2 (Australian Consumer Law) of the Competition and Consumer Act 2010 (Cth) or any corresponding or equivalent provision of any legislation having effect in any relevant jurisdiction.

Severability

19.12	Any provision of this deed that is prohibited or unenforceable in any jurisdiction is ineffective in that jurisdiction to the extent of the prohibition or enforceability. That does not invalidate the remaining provisions of this deed nor affect the validity or enforceability of that provision in any other jurisdiction.

Governing law

19.13	This deed, and to the extent permitted by law, all non-contractual matters arising out of or in connection with it, is governed by the law applying in Western Australia. In respect of such matters each party irrevocably submits to the non-exclusive jurisdiction of courts with jurisdiction in Western Australia and waives any right to object to that venue on any ground.

Process agent

19.14	Without preventing any other method of service allowed under relevant law, IsoEnergy:

(a)	irrevocably appoints Hamilton Locke of Level 39, 152-158 St Georges Terrace, Perth WA 6000 (marked to the attention of Deanna Carpenter and James Roberts) as its process agent to receive any document in an action in connection with this deed; and

(b)	agrees that failure by the process agent to notify IsoEnergy of any document in an action in connection with this deed does not invalidate that action.

If for any reason Hamilton Locke ceases to be able to act as process agent, IsoEnergy agrees to appoint another person as its process agent in Western Australia and ensure that the replacement process agent accepts its appointment and confirms its appointment to Toro.

19.15	IsoEnergy agrees that service of documents on its process agent is sufficient service on it.

Schedule 1 Toro Warranties

1	Status: Toro is a public company limited by shares and is duly incorporated and validly existing under the laws of its place of incorporation. Toro and each member of the Toro Group is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties and assets owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary.

2	Corporate power: Toro has full legal capacity to enter into this deed and carry out the transactions contemplated by this deed and the Scheme and perform its obligations hereunder and thereunder.

3	Corporate authorisations: The execution and delivery of this deed has been properly authorised by all necessary corporate action of Toro.

4	Binding obligations: This deed is a valid and binding obligation of Toro enforceable in accordance with its terms.

5	No contravention: This deed and the Scheme do not and will not:

5.1	conflict with or constitute a default under any provision of:

(a)	Toro’s Constitution or the constitution of any other member of the Toro Group;

(b)	any law, order, judgment, award, injunction, decree, rule or regulation by which Toro or any member of the Toro Group is bound; or

(c)	any material term or provision of any Material Contract to which Toro or any member of the Toro Group is a party;

5.2	constitute a default or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the material properties or assets of Toro or any member of the Toro Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available; or

5.3	cause the suspension or revocation of any Authorisation currently in effect which would be reasonably expected to result in a Toro Material Adverse Change.

6	Subsidiaries: Toro has no Subsidiaries other than those Disclosed in the Toro Disclosure Materials.

7	Share capital:

7.1	All of the issued shares in Toro and each member of the Toro Group have been duly authorised and validly issued, and are fully paid and non-assessable.

7.2	All of the issued and outstanding shares of each Subsidiary of Toro are owned, directly or indirectly, by Toro and no Subsidiary of Toro has agreed to issue, or is required to issue any shares, options, warrants, performance rights or other securities or instruments convertible into shares in a Subsidiary of Toro to any person who is not a member of the Toro Group and no person has a right to call for the issue or grant of, any shares, options, warrants, performance rights or other securities or instruments in any Subsidiary of Toro.

7.3	The issued shares of each Subsidiary in the Toro Group are owned free and clear of all Encumbrances and Toro is not liable to any creditor in respect thereof.

8	Issued securities: The issued Toro securities as of the date of this deed are as follows:

8.1	120,281,848 Toro Shares;

8.2	6,474,107 Listed Options, 3,720,000 Toro Unlisted Options expiring on 20 November 2025 with an exercise price of $0.9425 and 4,400,000 Toro Unlisted Options expiring on 11 January 2027 with an exercise price of $1.6675;

8.3	8,125,000 Toro Performance Rights.

9	No obligation to issue securities: Other than as disclosed in paragraph 8 Toro has not issued, or agreed to issue, and is not required to issue any other shares, options, warrants, performance rights or other securities or instruments convertible into Toro Shares, and no person has a right to call for the issue or grant of, any shares, options, warrants, performance rights or other securities or instruments convertible into Toro Shares in Toro.

10	Solvency: No member of the Toro Group is affected by an Insolvency Event.

11	Litigation: As at the date of this deed, no investigations, actions, suits, arbitrations, mediations, conciliations, legal or administrative proceedings including, to avoid doubt, in relation to Tax matters, are taking place, pending or, to the knowledge of Toro, threatened against Toro or any member of the Toro Group and no member of the Toro Group, or any of their respective properties or assets, are subject to any sanction, outstanding judgment, order, decision, decree, ruling, award or injunction which would reasonably be expected to result in a Toro Material Adverse Change.

12	Regulatory approvals: So far as Toro is aware, having made due and reasonable enquiries, except as specified in this deed, no Authorisation, order or filing with, any Government Agency is required on the part of any member of the Toro Group in connection with the execution, delivery and performance of this deed and the transactions contemplated by this deed or the Scheme or any other documents and agreements to be delivered under this deed.

13	Toro Tenements:

13.1	Other than as Disclosed in the Toro Disclosure Materials, Toro is the sole legal and beneficial owner of the Material Toro Tenements, free of any Encumbrances.

13.2	Toro has paid all Taxes, royalties, rentals, fees, expenditures and other payments required to be made paid in relation to the Toro Tenements and all material filings have been made to the relevant Government Agency.

13.3	The Material Toro Tenements are in good standing in all respects and not liable to cancellation or forfeiture or extinguishment. As at the date of this deed, Toro is not aware of any facts or circumstances which may cause any term or condition of the Material Toro Tenements to be amended or otherwise varied, or which may prejudice the renewal of the Material Toro Tenements, and it is not aware of any such act or omission.

13.4	So far as Toro is aware, having made due and reasonable enquiries, there has been no material breach or contravention of any of the terms and conditions upon which the Toro Tenements were obtained and Toro is not aware of any circumstances which may give rise to any such breach or contravention.

13.5	So far as Toro is aware, there are no circumstances that have not been Disclosed in the Toro Disclosure Materials which may give rise to any material Environmental Liability as a result of the activities undertaken by Toro.

13.6	All material third-party agreements relating to the Toro Tenements have been Disclosed in the Toro Disclosure Materials.

13.7	As at the date of this deed, so far as Toro is aware having made due and reasonable enquiries, no promises, whether orally or written, have been made by Toro at any time to any Third Party, including the local communities, to cede any portion of the area covered by the Material Toro Tenements, nor has Toro received a request from a Government Agency to cede, forfeit, abandon, relinquish, or otherwise lose control of any area covered by the Material Toro Tenements.

14	Tax matters: Toro and each member of the Toro Group, to the best of its knowledge, has:

14.1	complied with all Tax regulations applicable to it in all jurisdictions in which it operates or has operated or otherwise had or has a presence; and

14.2	duly and timely:

(a)	prepared and filed all Tax returns required to be filed by it with the appropriate Government Agency and, such Tax returns are complete and correct in all material respects;

(b)	paid all Taxes due;

(c)	satisfied its obligations regarding the conservation of documents and holds (or has access to) all appropriate documents which could be required by the relevant Government Agency to justify its basis for assessment in relation to Taxes and its Tax filings;

(d)	withheld all Taxes and other amounts required by law to be withheld by it and has duly and timely remitted to the appropriate Government Agency such taxes and other amounts required by law to be remitted by it;

(e)	collected all amounts on account of sales or transfer taxes, including goods and services, stamp duty, harmonised sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Government Agency any such amounts required by law to be remitted by it; and

(f)	the charges, accruals and reserves for taxes reflected in the Toro financial statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are, in the opinion of Toro, adequate under applicable accounting principles to cover taxes with respect to Toro and each member of the Toro Group for the periods covered thereby.

14.3	Toro is not treated as a “surrogate foreign corporation” within the meaning of Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and is not classified as a U.S. domestic corporation for U.S. federal (and applicable state and local) income Tax purposes. Toro is not, and has not been, a “controlled foreign corporation” within the meaning of Section 957 of the Code.

14.4	Toro was a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) for its most recently completed tax year and, based on current business plans and financial expectations, currently expects to be a PFIC for its current tax year.

14.5	Toro and each member of the Toro Group confirms that:

(a)	it does not have any Tax return that is currently under audit or examination, or is the subject of an appeal or dispute with a Government Agency;

(b)	it does not have knowledge of a proposed reassessment of a Tax return by a Government Agency; and

(c)	it has not waived the statute of limitations for any Tax or agreed to any extension of time for a Tax assessment or deficiency which extension, waiver or agreement is still in effect.

15	Reporting status and compliance:

15.1	The Toro Shares are admitted to official quotation on ASX, and are not listed or traded on any other stock exchange.

15.2	Toro is, at the date of this deed and immediately prior to the Second Court Date, in compliance in all material respects with all applicable laws, the Listing Rules and rules and regulations of ASX.

15.3	Except as contemplated by this deed and the Scheme, no delisting, suspension of trading or cease trade order with respect to any securities of Toro is pending or, to the knowledge of Toro, threatened.

15.4	As at the date of this deed, there are no outstanding or unresolved comments in comment letters from any securities commission or similar Government Agency with respect to Toro’s public disclosure and, to the knowledge of Toro, neither Toro nor any of its disclosure record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar Government Agency or the ASX.

16	No order: As at the date of this deed Toro is not subject to any order of ASX or any Government Agency and, to the knowledge of Toro, no investigation or other proceedings involving Toro, that may operate or prevent or restrict trading of any securities of Toro, are currently in progress or pending before ASX or any Government Agency.

17	Disclosure:

17.1	As at the date of this deed, Toro has complied in all material respects with its continuous disclosure obligations under the Corporations Act and the Listing Rules and is not relying on any carve-out in ASX Listing Rule 3.1A to withhold any information from disclosure (other than the fact of this deed, and the negotiations preceding it) and as at the date of this deed Toro has not been the subject of a continuous disclosure review by ASIC within the last 24 months.

17.2	The Toro Disclosure Materials have been collated in good faith in response to the due diligence request list and subsequent requests for information provided by IsoEnergy and its Representatives, and Toro has not knowingly or recklessly included any factual statement in the Toro Disclosure Materials which was misleading or deceptive in any material respect (whether by omission or otherwise), on the date it was provided. For the avoidance of doubt, Toro makes not representation or warranty whatsoever as to:

(a)	the accuracy or adequacy of any forward looking statement; or

(b)	the adequacy or sufficiency of the Toro Disclosure Materials for the purpose of IsoEnergy assessing the Transaction, which are matters IsoEnergy has to satisfy itself.

18	Financial statements: Toro’s financial statements as disclosed to ASX for the financial year ended 30 June 2025 have been prepared in accordance with the Accounting Standards on a basis consistent with past practice financial statements and, as at the date of this deed, so far as Toro is aware, there has not been any event, change, effect or development which would require Toro or any member of the Toro Group to restate those financial statements.

19	No material adverse change: Since the date of Toro’s financial statements for the half-year ended 30 June 2025 until the date of this deed, other than the transactions contemplated by this deed, so far as Toro is aware: (i) each member of the Toro Group has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to any members of the Toro Group has been incurred other than in the ordinary course of business, and (iii) there has not been any material adverse change in respect of any members of the Toro Group.

20	Implementation: So far as Toro is aware, the implementation of the Transaction as contemplated by this deed and the Scheme does not and will not:

20.1	in any material respect, accelerate or permit the acceleration of the performance required by;

20.2	give rise to any material obligation or material liability on the part of, or any Third Party rights (including any right of termination, purchase or pre-emption) that are materially adverse to the interests of; or

20.3	result in the creation of any Encumbrance upon the Toro Tenements of,

any member of the Toro Group under any Material Contract.

21	Anti-Corruption Laws:

21.1	During the five years prior to the date of this deed, no member of the Toro Group has received from any Government Agency or any other person any notice, inquiry, or internal or external allegation, or made any voluntary or involuntary disclosure to a Government Agency related to any actual or potential violation of applicable Anti-Corruption Laws.

21.2	No member of the Toro Group and so far as Toro is aware, none of their respective Representatives, is or has been the subject of any pending or threatened investigation, audit, suspension, inquiry or enforcement proceeding regarding any offence or alleged offence under any applicable Anti-Corruption Law, and so far as Toro is aware:

(a)	no such investigation, inquiry or proceeding has been threatened or is pending; and

(b)	there are no circumstances reasonably likely to give rise to any such investigation, inquiry or proceeding

22	US Securities Law Matters:

22.1	Toro is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

22.2	Toro is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

22.3	Toro is not currently subject to the reporting requirements of the U.S. Exchange Act.

Schedule 2 IsoEnergy Warranties

1	IsoEnergy is a corporation validly existing under the laws of the Province of Ontario.

2	The execution and delivery of this deed has been, and upon execution, the execution and delivery of each Deed Poll will have been, properly authorised by all necessary corporate action of IsoEnergy.

3	This deed is a valid and binding obligation of IsoEnergy enforceable in accordance with its terms, and upon execution and delivery, each Deed Poll will be a valid and binding obligation of IsoEnergy, enforceable in accordance with its terms.

4	The execution and delivery by IsoEnergy of this deed and the execution and delivery by the Deed Poll does not and will not conflict with or constitute a default under any provision of:

4.1	the constitution or equivalent documents of IsoEnergy; or

4.2	any law, order, judgment, award, injunction, decree, rule or regulation by which IsoEnergy is bound.

5	No member of the IsoEnergy Group is affected by an Insolvency Event.

6	As at the date of this deed IsoEnergy is in compliance in all material respects with its continuous disclosure obligations under the rules and policies of the TSX and the NYSE and has not filed a confidential material change report or the equivalent thereof under applicable Canadian securities laws that remain confidential.

7	As at the date of this deed there are 54,745,923 IsoEnergy Shares on issue and except as set out in Part 3, Part 4 and Part 5 of Schedule 3 there are no other shares, restricted share unit, warrants, options or other securities (including equity securities, debentures, debt securities or convertible securities) or performance rights or other instruments which are convertible into securities in IsoEnergy nor has IsoEnergy offered or agreed to issue any such shares, restricted share units, warrants, options or other securities or performance rights or other instruments to any Third Party.

8	The IsoEnergy Disclosure Materials have been collated and prepared in good faith, and IsoEnergy has not knowingly or recklessly included any factual statement in the IsoEnergy Disclosure Materials which was misleading or deceptive in any material respect (whether by omission or otherwise), on the date it was provided. For the avoidance of doubt, IsoEnergy makes no representation or warranty whatsoever as to:

8.1	the accuracy or adequacy of any forward looking statement; or

8.2	the adequacy or sufficiency of the IsoEnergy Disclosure Materials for the purpose of Toro assessing the Transaction, which are matters of which Toro has to satisfy itself.

9	Neither the IsoEnergy nor any of its Associates has any agreement, arrangement or understanding with any Scheme Participant under which that Scheme Participant (or an Associate of that Scheme Participant) would be entitled to receive consideration for their Scheme Shares different from the Scheme Consideration or under which the Scheme Participant agrees to vote in favour of the Scheme or against any Competing Proposal.

10	Neither IsoEnergy nor any of its Associates has any agreement, arrangement or understanding with any director, officer or employee of any member of the Toro Group relating in any way to the Transaction.

11	As at the date of this deed:

11.1	IsoEnergy and its Associates hold a Relevant Interest in 6,000,000 Toro Shares. Neither IsoEnergy nor any Associate of the IsoEnergy has a right to acquire any additional unissued Toro Shares (whether under Toro Option, or otherwise); and

11.2	IsoEnergy and each of its Associates have not entered into any agreement or arrangement that confers rights the economic effect of which is equivalent or substantially equivalent to holding, acquiring or disposing of securities in any Toro Group member or of any assets of any Toro Group member (including cash-settled derivative contracts, contracts for difference or other derivative contracts).

12	No IsoEnergy shareholder approvals or, except as provided for in the Conditions, no Regulatory Approvals, are required to be obtained by IsoEnergy in order for it to execute and perform its obligations under this deed or the Deed Poll, or the Scheme.

13	The IsoEnergy Shares are listed and posted for trading on the TSX and NYSE.

14	The New IsoEnergy Shares are expected to be listed and posted for trading on the TSX and the NYSE upon IsoEnergy complying with customary post-closing conditions. There is no reason to expect that the customary post-closing conditions will not be satisfied or that the New IsoEnergy Shares will not be listed and posted for trading on the TSX and NYSE shortly after implementation of the Scheme.

15	IsoEnergy is in compliance in all material respects with the listing rules and regulations of TSX and NYSE.

16	No delisting, suspension of trading or cease trade order with respect to any securities of IsoEnergy is pending or, to the knowledge of IsoEnergy, threatened on TSX or NYSE.

17	As at the date of this deed, there are no outstanding or unresolved comments in comment letters from any securities commission or similar Government Agency with respect to IsoEnergy’s public disclosure and, to the knowledge of IsoEnergy, neither IsoEnergy nor any of its disclosure record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar Government Agency or the TSX or NYSE.

18	IsoEnergy’s financial statements for the years ended 31 December 2024 and 2023 have been prepared in accordance with applicable accounting standards on a basis consistent with past practice (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of IsoEnergy’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and, as at the date of this deed, to the knowledge of IsoEnegy, there has not been any event, change, effect or development which would require IsoEnergy or any member of the IsoEnergy Group to restate those financial statements.

19	Since the date of IsoEnegy’s financial statements for the year ended 31 December 2024 until the date of this deed, other than:

19.1	the transactions contemplated by this deed;

19.2	matters Disclosed in, or which ought reasonably to have been expected to arise from anything Disclosed in:

(i)	the IsoEnergy Disclosure Materials; or

(ii)	any public disclosure made by IsoEnergy in public filings available on SEDAR+ or EDGAR since 31 December 2024 up to the date of this deed,

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so far as IsoEnergy is aware: (i) each member of the IsoEnergy Group has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to any members of the IsoEnergy Group has been incurred other than in the ordinary course of business, and (iii) there has not been any material adverse change in respect of any members of the IsoEnergy Group.

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Schedule 3 Toro and IsoEnergy Convertible Securities

Part 1 Toro Options

Number	Exercise Price	Expiry Date
6,474,107 Listed Options	$0.75	23 October 2025
3,720,000 Toro Unlisted Options	$0.9425	20 November 2025
4,400,000 Toro Unlisted Options	$1.6675	11 January 2027

Part 2 Toro Performance Rights

Number	Class
8,125,000	Various

Part 3 IsoEnergy Options

Number	Exercise Price	Expiry Date
18,750	$15.96	15-Oct-25
18,750	$13.88	15-Oct-25
25,930	$4.20	15-Oct-25
3,333	$14.20	15-Oct-25
2,729	$4.68	25-Nov-25
12,875	$15.24	30-Nov-25
3,218	$12.76	30-Nov-25
2,000	$12.64	30-Nov-25
833	$11.72	30-Nov-25
8,333	$14.20	29-Dec-25
4,094	$9.16	01-Feb-26
62,776	$12.44	26-Mar-26

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Number	Exercise Price	Expiry Date
68,233	$16.52	09-Jun-26
156,250	$11.24	24-Jun-26
68,237	$19.12	01-Dec-26
20,471	$20.40	14-Dec-26
471,250	$15.96	15-Dec-26
109,176	$20.40	24-Dec-26
100,000	$19.84	03-Mar-27
9,655	$15.24	30-May-27
340,833	$13.88	20-Jul-27
12,875	$18.16	06-Sep-27
62,500	$13.84	01-Nov-27
159,375	$11.88	23-Dec-27
102,997	$12.76	30-Dec-27
12,874	$14.12	06-Jan-28
37,500	$10.96	01-May-28
260,624	$10.44	17-Jul-28
509,375	$16.52	05-Dec-28
98,750	$14.20	29-Dec-28
8,750	$14.72	18-Mar-29
562,375	$12.64	06-Aug-29
506,375	$11.72	02-Jan-30
741,875	$9.78	11-Aug-30
4,583,971	-	-

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Part 4 IsoEnergy Restricted Share Units

Number	Class
87,500	Restricted Share Units

Part 5 IsoEnergy Convertible Debentures

Number	Class
US$4,000,000 principal amount	10% Convertible Debentures

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Schedule 4 Indicative Timetable

Event	Date
Execution of this deed and announcement	13 October 2025
Scheme Booklet provided to ASIC for review	Mid December 2025 – early January 2026
First Court Date	February 2026
Scheme Booklet sent to Shareholders	February 2026
Scheme Meeting	March 2026
Second Court Date	March 2026
Effective Date	Next Business Day after the Second Court Date
Record Date	2 Business Days after the Effective Date
Implementation Date	5 Business Days after the Record Date
Delisting of Toro on ASX and commencement of trading of New IsoEnergy Shares on TSX and NYSE	April 2026

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Signature page

Executed as a deed.

Executed for and on behalf of IsoEnergy Ltd. by its authorised representative:

Signature of director/officer

Name of director/officer (print)

Executed by Toro Energy Limited ACN 117 127 590 acting by the following persons or, if the seal is affixed, witnessed by the following persons in accordance with s127 of the Corporations Act 2001:

Signature of director	Signature of director/company secretary

Name of director (print)	Name of director/company secretary (print)

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Annexure 1 - Scheme

Parties

Toro
Name	Toro Energy Limited
ACN	117 127 590
Address	60 Havelock Street, West Perth, WA 6005

Each Scheme Participant

Background

C	Toro has agreed in the Scheme Implementation Deed to propose this Scheme the effect of which will be that all Scheme Shares, and all rights and entitlements attaching to them as at the Implementation Date, will be transferred to BidCo and IsoEnergy and BidCo will provide or procure the provision of the Scheme Consideration to Scheme Participants.

D	IsoEnergy and BidCo have executed the Deed Poll for the purpose of covenanting in favour of Scheme Participants to provide or procure the provision of the Scheme Consideration to the Scheme Participants and to perform the other obligations attributed to them under this Scheme.

Agreed terms

1	Definitions and interpretation

Definitions

1.1	In this deed:

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ACN 008 624 691 or the Australian Securities Exchange, as the context requires.

BidCo means Iso Australia Operations Pty Ltd ACN 690 329 278.

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open in Perth, Australia or Toronto, Ontario for normal business.

Canadian Securities Administrators means the applicable securities regulatory authorities in each of the provinces and territories of Canada.

CGT Withholding Amount has the meaning given to that term in clause 8.2.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement Pty Limited.

Commissioner means the Federal Commissioner of Taxation.

Control has the meaning given in section 50AA of the Corporations Act disregarding section 50AA(4) of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia, or such other court of competent jurisdiction under the Corporations Act as IsoEnergy and Toro agree in writing.

Deed Poll means the deed poll entered into by IsoEnergy and BidCo in favour of the Scheme Participants under which IsoEnergy and BidCo covenant to perform the obligations attributed to them under this Scheme.

Duty means any stamp, transfer, transaction or registration duty or similar charge imposed by any Government Agency and any penalty, fine, interest or additional charge payable in relation to any such duty or charge, but excludes any Tax.

Effective means the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date this Scheme becomes Effective.

Encumbrance means any security interest (within the meaning of section 51A of the Corporations Act) and any option, right to acquire, right of pre-emption, assignment by way of security, trust arrangement for the purpose of providing security, retention arrangement or other security interest of any kind, and any agreement to create any of the foregoing.

End Date means the date that is six months after the date of the Scheme Implementation Deed, or such later date as IsoEnergy and Toro agree in writing.

Excluded Shareholder means any member of the IsoEnergy Group and any other person to the extent they hold Toro Shares on behalf of or for the benefit of any member of the IsoEnergy Group.

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal, taxing, monetary or judicial body, department, commission, authority, tribunal, agency or entity or any minister of any federal, state, provincial or local government, whether Australian or foreign and includes the ASX, the TSX, the NYSE American and any other relevant stock exchange, ASIC, the Takeovers Panel, the Australian Foreign Investment Review Board, the Australian Taxation Office, Canadian Securities Administrators or the SEC.

Implementation Date means the date which is five Business Days after the Record Date, or such other date as IsoEnergy and Toro agree in writing.

Ineligible Foreign Shareholder means, unless Toro and IsoEnergy determine otherwise in respect of a particular Scheme Participant, a Scheme Participant whose address as shown in the Register (as at the Record Date) is in a place which IsoEnergy reasonably determines is a place that it is unlawful or unduly onerous to issue that Scheme Participant with New IsoEnergy Shares under the Scheme (provided that a Scheme Participant whose address shown in the Register is within Australia and its external territories, New Zealand, Canada, or the United States will not be an Ineligible Foreign Shareholder).

IsoEnergy means IsoEnergy Limited a company existing under the laws of the Province of Ontario, Canada.

IsoEnergy Group means IsoEnergy and its Related Entities.

IsoEnergy Register means the register of holders of IsoEnergy Shares maintained by the IsoEnergy Registry.

IsoEnergy Registry means Computershare Investor Services Inc., as registrar and transfer agent of the IsoEnergy Shares or any replacement provider of share registry services to IsoEnergy.

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IsoEnergy Shares means a common share in the capital of IsoEnergy.

Issuer Sponsored Holding has the meaning given in the Settlement Rules.

New IsoEnergy Share means an IsoEnergy Share to be issued as Scheme Consideration in accordance with this Scheme.

Nominee means the nominee appointed to sell the New IsoEnergy Shares that are to be issued in accordance with clause 4.5 of this Scheme.

Non-electing Small Shareholder means a Small Shareholder who has not provided the IsoEnergy Registry with an Opt-in Notice in accordance with the terms of this Scheme.

NYSE American means the NYSE American LLC.

Operating Rules means the official operating rules of ASX.

Opt-in Notice means a notice by a Small Shareholder requesting to receive the Scheme Consideration as New IsoEnergy Shares.

Proceeds has the meaning given in clause 4.6.

Record Date means 7.00pm (Sydney time) on the date which is two Business Days after the Effective Date or such other time and date agreed to in writing between Toro and IsoEnergy.

Register means the register of members maintained by or on behalf of Toro.

Registered Address means in relation to a Shareholder, the address shown in the Register as at the Record Date.

Related Entity means:

(a)	in respect of IsoEnergy, an entity that Controls IsoEnergy, is under the Control of IsoEnergy; or is under the Control of another entity that also Controls IsoEnergy; and

(b)	in respect of Toro, an entity that is under the Control of Toro.

Scheme means this scheme of arrangement under Part 5.1 of the Corporations Act between Toro and the Scheme Participants subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved by Toro and IsoEnergy in writing.

Scheme Consideration means the consideration to be provided, or procured to be provided, by IsoEnergy and BidCo for the transfer to IsoEnergy of Scheme Shares held by a Scheme Participant under this Scheme, being, subject to the terms of this Scheme 0.036 New IsoEnergy Shares for each Scheme Share held by the Scheme Participant at the Record Date.

Scheme Implementation Deed means the Scheme Implementation Deed dated 13 October 2025 between IsoEnergy and Toro.

Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme and includes any meeting convened following any adjournment or postponement of that meeting.

Scheme Participant means a person who is registered in the Register as the holder of one or more Scheme Shares as at the Record Date, other than any Excluded Shareholder.

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Scheme Shares means all of the Toro Shares on issue at the Record Date, other than any Toro Shares held by an Excluded Shareholder.

Scheme Transfer means one or more proper instruments of transfer in respect of the Scheme Shares for the purposes of section 1071B of the Corporations Act, in favour of IsoEnergy/BidCo as transferee, which may be a master transfer of all or part of the Scheme Shares.

SEC means the United States Securities and Exchange Commission.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Settlement Rules means the ASX Settlement Operating Rules.

Shareholder means a person who is registered in the Register as the holder of one or more Toro Shares from time to time.

Small Shareholder means a Scheme Participant (other than an Ineligible Foreign Shareholder) who based on their holding of Scheme Shares on the Record Date, would on implementation of the Scheme, be entitled to receive less than CAD$500 of New IsoEnergy Shares as Scheme Consideration (assessed by reference to the last traded price of IsoEnergy Shares on the TSX on the trading day prior to the Record Date).

TAA means the Taxation Administration Act 1953 (Cth).

Tax means a tax, levy, charge, impost, fee, or withholding any nature, including, without limitation, any goods and services tax, value added tax or consumption tax, payroll tax, fringe benefits tax, superannuation guarantee charge, pay as you go withholding which is assessed, levied, imposed or collected by a Government Agency, except where the context requires otherwise. This includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed in addition to those amounts, but excludes Duty.

Toro Registry means Automic Pty Ltd ACN 152 260 814 or any replacement provider of share registry services to Toro.

Toro Share means a fully paid ordinary share in the capital of Toro.

TSX means the Toronto Stock Exchange.

Things required to be done other than on a Business Day

1.2	Unless otherwise indicated, if the day on which any act, matter or thing is to be done under this document is a day other than a Business Day, that act, matter or thing must be done on or by the next Business Day.

Interpretation

1.3	In this Scheme:

(a)	any reference, express or implied, to any legislation in any jurisdiction includes:

(i)	that legislation as amended, extended or applied by or under any other legislation made before or after this Scheme becomes Effective;

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(ii)	any legislation which that legislation re-enacts with or without modification; and

(iii)	any subordinate legislation made before or after signature of this deed under that legislation, including (where applicable) that legislation as amended, extended or applied as described in clause 1.3(a)(i), or under any legislation which it re-enacts as described in clause 1.3(a)(ii);

(b)	references to persons or entities include natural persons, bodies corporate, partnerships, trusts and unincorporated associations of persons;

(c)	a reference to any instrument or document includes any variation or replacement of it;

(d)	unless otherwise indicated, a reference to any time is, a reference to that time in Perth, Australia;

(e)	a reference to $, A$ or dollars is to Australian currency;

(f)	singular words include the plural and vice versa;

(g)	a word of any gender includes the corresponding words of any other gender;

(h)	if a word or phrase is defined, other grammatical forms of that word have a corresponding meaning;

(i)	general words must not be given a restrictive meaning just because they are followed by particular examples intended to be embraced by the general words (including particular examples introduced by “including”, “for example” or “such as” or similar expressions); and

(j)	the headings do not affect interpretation.

2	Conditions Precedent

Conditions precedent to the Scheme

2.1	The Scheme is conditional on and will have no force or effect unless and until each of the following conditions precedent is satisfied:

(a)	as at 8.00am on the Second Court Date all the conditions set out in clause 3.1 of the Scheme Implementation Deed (other than the condition relating to the approval of the Court set out in clause 3.1(a) of the Scheme Implementation Deed) have been satisfied or waived in accordance with the terms of the Scheme Implementation Deed;

(b)	none of the Scheme Implementation Deed or the Deed Poll have been terminated before 8.00am on the Second Court Date;

(c)	the Court approves this Scheme pursuant to section 411(4)(b) of the Corporations Act, including with any modification made or required by the Court under section 411(6) of the Corporations Act and agreed to or consented to in writing by Toro and IsoEnergy;

(d)	such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Scheme as are agreed to or consented to in writing by Toro and IsoEnergy have been satisfied or waived; and

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(e)	the orders of the Court made under section 411(4)(b) (and if applicable, section 411(6)) of the Corporations Act approving this Scheme have come into effect in accordance with section 411(10) of the Corporations Act on or before the End Date (or any later date as Toro and IsoEnergy agree in writing).

Certificates

2.2	At the Court hearing on the Second Court Date each of Toro and IsoEnergy must provide to the Court a certificate (signed for and on behalf of IsoEnergy and Toro respectively), or such other evidence as the Court requests, confirming (in respect of the matters within their knowledge) whether or not the conditions set out in clause 2.1(a) and 2.1(b) have been satisfied or waived.

2.3	The certificates provided by Toro and IsoEnergy under clause 2.2 constitute conclusive evidence as to whether or not those conditions have been satisfied or waived.

Termination and End Date

2.4	Without limiting any rights under the Scheme Implementation Deed, if:

(a)	either or both of the Scheme Implementation Deed or the Deed Poll is terminated in accordance with their respective terms before this Scheme becomes Effective; or

(b)	the Effective Date has not occurred before the End Date,

then this Scheme will lapse and each of Toro and IsoEnergy and BidCo is released from any further obligation to take steps to implement this Scheme and any liability under the Scheme, unless Toro and IsoEnergy otherwise agree in writing (and, if required, as approved by the Court).

Effective Date

2.5	Subject to clauses 2.1 and 2.4, this Scheme takes effect on the Effective Date.

3	Implementation of the Scheme

Lodgement of Court orders

3.1	If the conditions precedent set out in clause 2.1 of this Scheme (other than the condition precedent in clause 2.1(e)) are satisfied, Toro undertakes to lodge with ASIC office copies of the Court orders made under section 411(4)(b) of the Corporations Act approving this Scheme as soon as practicable after such orders are made and in any event by 5.00pm on the first Business Day after those orders are made or such later date as Toro and IsoEnergy agree in writing.

Transfer of Scheme Shares

3.2	Subject to this Scheme becoming Effective, on the Implementation Date:

(a)	subject to the provision of the Scheme Consideration in the manner contemplated by clauses 4.2 and 4.4, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date must be transferred to IsoEnergy/BidCo, without the need for any further act by any Scheme Participant (other than acts performed by Toro or its directors, officers and secretaries as attorney and agent for Scheme Participants under clause 7.5), by:

(i)	Toro delivering to IsoEnergy/BidCo a duly completed Scheme Transfer, executed on behalf of the Scheme Participants by Toro (or any of its directors, officers or secretaries) as their attorney and agent; and

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(ii)	IsoEnergy/BidCo duly executing the Scheme Transfer and delivering it to Toro for registration; and

(b)	immediately after receipt of the Scheme Transfer in accordance with clause 3.2(a)(ii) Toro will procure that IsoEnergy's/BidCo’s name is entered in the Register as the holder of all the Scheme Shares transferred to IsoEnergy/BidCo in accordance with this Scheme.

Beneficial entitlement to Scheme Shares

3.3	To the extent permitted by law, the Scheme Shares, together will all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, transferred under this Scheme to IsoEnergy/BidCo will, at the time of transfer, vest in IsoEnergy/BidCo free from all Encumbrances.

3.4	On and from the Implementation Date, subject to this Scheme becoming Effective and the Scheme Consideration having been provided by IsoEnergy and BidCo in accordance with clauses 4.2 and 4.4, IsoEnergy/BidCo will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending the entry of IsoEnergy's/BidCo’s name in the Register as the holder of the Scheme Shares.

4	Scheme Consideration

Entitlement to Scheme Consideration

4.1	Subject to the terms of this Scheme, on the Implementation Date, in consideration for the transfer to IsoEnergy/BidCo of the Scheme Shares, each Scheme Participant will be entitled to receive the Scheme Consideration in exchange for each of the Scheme Shares held by the Scheme Participant at the Record Date, in accordance with the terms of this Scheme.

Provision of New IsoEnergy Shares as Scheme Consideration

4.2	Subject to the terms of this Scheme, IsoEnergy must:

(a)	on or before the Implementation Date, issue to each Scheme Participant who is not an Ineligible Foreign Shareholder or Non-electing Small Shareholder such number of New IsoEnergy Shares as that Scheme Participant is entitled to receive under this Scheme and procure that the name and address of each Scheme Participant is entered in the IsoEnergy Register in respect of those New IsoEnergy Shares (using the same holding name, address and other details as are set out in the Register as at the Record Date for the Scheme Participant); and

(b)	on or before the date that is 10 Business Days after the Implementation Date, procure that a share certificate or holding statement (or equivalent document) is sent to the Registered Address of each Scheme Participant representing the number of New IsoEnergy Shares issued to the Scheme Participant pursuant to this Scheme, and BidCo must procure that IsoEnergy does so.

Ineligible Foreign Shareholders and Non-electing Small Shareholders

4.3	IsoEnergy will allow Small Shareholders to elect, by providing an Opt-in Notice to the Toro Registry on or before the Record Date, to be treated as a Scheme Participant under the Scheme. A Small Shareholder who does not provide an Opt-in Notice to the Toro Registry on or before the Record Date will be treated as a Non-electing Small Shareholder.

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4.4	IsoEnergy will be under no obligation to issue, and will not issue, any New IsoEnergy Shares to any Ineligible Foreign Shareholder or Non-electing Small Shareholder, and instead, unless IsoEnergy and Toro otherwise agree, IsoEnergy and BidCo must procure that the New IsoEnergy Shares that each Ineligible Foreign Shareholder and Non-electing Small Shareholder would otherwise be entitled to receive as Scheme Consideration are dealt with in accordance with clauses 4.5 to 4.11.

Sale Facility

4.5	IsoEnergy must appoint a Nominee acceptable to Toro (acting reasonably) (and if required by ASIC, such Nominee is to be approved by ASIC), and on the Implementation Date issue to that Nominee, the New IsoEnergy Shares to which an Ineligible Foreign Shareholder or Non-electing Small Shareholder would otherwise be entitled under the Scheme and Deed Poll.

4.6	Following the issue of the New IsoEnergy Shares to the Nominee pursuant to clause 4.5, IsoEnergy and BidCo will procure that, as soon as reasonably practicable and in any event not more than 20 Business Days after the Implementation Date, the Nominee:

(a)	sells all of the New IsoEnergy Shares issued to the Nominee in accordance with clause 4.5 outside the United States of America in such manner, at such price and on such other terms as the Nominee determines in good faith on-market on the TSX (or any other prescribed financial market); and

(b)	as soon as reasonably practicable and in any event no more than 10 Business Days after settlement of all the sales of New IsoEnergy Shares by the Nominee under clause 4.6(a), remits the proceeds of sale to Toro (after deducting any applicable brokerage, Tax, Duty, currency conversion costs and other selling costs and charges) (Proceeds).

4.7	Promptly after the last remittance in accordance with clause 4.6(b), Toro will pay or procure the payment to each Ineligible Foreign Shareholder and Non-electing Small Shareholder the proportion of the Proceeds received to which that Ineligible Foreign Shareholder or Non-electing Small Shareholder is entitled, being an amount calculated as follows:

A = (B/C) x D

Where:

A =	the portion of the Proceeds to which the Ineligible Foreign Shareholder or Non-electing Small Shareholder is entitled;

B =	the number of New IsoEnergy Shares issued to the Nominee pursuant to clause 4.5 in respect of that Ineligible Foreign Shareholder or Non-electing Small Shareholder;

C =	the total number of New IsoEnergy Shares issued to the Nominee pursuant to clause 4.5; and

D =	the Proceeds.

4.8	Toro must make, or procure the making of, payment of the amount calculated in accordance with clause 4.7 to an Ineligible Foreign Shareholder or Non-electing Small Shareholder by either (in the absolute discretion of Toro):

(a)	where the Ineligible Foreign Shareholder or Non-electing Small Shareholder has made a valid election in accordance with the requirements of the Toro Registry to receive payments via electronic funds transfer, paying or procuring the payment of the relevant amount in Australian currency by electronic means to the bank account nominated by the Ineligible Foreign Shareholder or Non-electing Small Shareholder in accordance with the election; or

8

(b)	otherwise (whether or not the Ineligible Foreign Shareholder or Non-electing Small Shareholder, has made an election referred to in clause 4.8(a)) by dispatching, or procuring the dispatch of a cheque for the relevant amount in Australian currency to the Ineligible Foreign Shareholder or Non-electing Small Shareholder by prepaid post to their Registered Address.

4.9	Payment to an Ineligible Foreign Shareholder or Non-electing Small Shareholder in accordance with clause 4.8 satisfies in full the Ineligible Foreign Shareholder’s or Non-electing Small Shareholder’s right to the Scheme Consideration.

4.10	None of IsoEnergy, BidCo or Toro or the Nominee gives any assurance as to the price that will be achieved for the sale of New IsoEnergy Shares described in clause 4.6.

4.11	Each Ineligible Foreign Shareholder and Non-electing Small Shareholder appoints Toro as its agent to receive on its behalf any financial services guide or other notices (including any updates to those documents) that the Nominee is required to provide to each Ineligible Foreign Shareholder and Non-electing Small Shareholder under the Corporations Act or any other applicable law.

4.12	If there are any surplus Proceeds following satisfaction by Toro of its obligations under clause 4.7 that surplus may be paid by Toro to IsoEnergy. Any interest on the Proceeds (less bank fees and other charges) will be to IsoEnergy’s account.

Fractional entitlements

4.13	Where the calculation of the aggregate number of New IsoEnergy Shares to be issued to a Scheme Participant as Scheme Consideration would result in the Scheme Participant becoming entitled to a fraction of a New IsoEnergy Share the entitlement will be rounded down to the nearest whole number of New IsoEnergy Shares.

Share splitting

4.14	If IsoEnergy is of the opinion (acting reasonably) that two or more Scheme Participants (each of which holds a number of Scheme Shares that results in a fractional entitlement to New IsoEnergy Shares) have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding, IsoEnergy may give notice to those Scheme Participants:

(a)	setting out the names and Registered Addresses of all of them;

(b)	stating that opinion; and

(c)	attributing to one of them specifically identified in the notice the Scheme Shares held by all of them,

and, after such notice has been given, the Scheme Participant specifically identified in the notice as the deemed holder of all the specified Scheme Shares will, for the purposes of this Scheme and Deed Poll, be taken to hold all of those Scheme Shares and each of the other Scheme Participants whose names and Registered Addresses are set out in the notice will, for the purposes of this Scheme and Deed Poll, be taken to hold no Scheme Shares. IsoEnergy, in complying with the other provisions of this Scheme and the Deed Poll relating to it in respect of the Scheme Participant specifically identified in the notice as the deemed holder of all the specified Scheme Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Participants named in the notice under the terms of this Scheme and the Deed Poll.

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Unclaimed monies

4.15	Toro may cancel a cheque issued under this clause 4 if the cheque:

(a)	is returned to Toro; or

(b)	has not been presented for payment within six months after the date on which the cheque was sent.

4.16	During the period of 12 months commencing on the Implementation Date, on request in writing from a Scheme Participant to Toro or IsoEnergy (or the Toro Registry) (which request may not be made until the date which is 20 Business Days after the Implementation Date), Toro or IsoEnergy must reissue or procure the reissuance of a cheque that was previously cancelled under clause 4.15.

4.17	The Unclaimed Money Act 1990 (WA) will apply in relation to any portion of the Proceeds which becomes 'unclaimed money' (as defined in section 3(1) of that Act).

Status of New IsoEnergy Shares

4.18	Subject to this Scheme becoming Effective, IsoEnergy must:

(a)	issue the New IsoEnergy Shares required to be issued by it under this Scheme on terms such that each such New IsoEnergy Share will rank equally in all respects with each existing IsoEnergy Share;

(b)	ensure that each such New IsoEnergy Share is duly and validly issued in accordance with all applicable laws and IsoEnergy's constating documents, fully paid and non-assessable and free from any Encumbrance; and

(c)	use all reasonable endeavours to ensure that such New IsoEnergy Shares are listed and posted for trading on the TSX and the NYSE American as promptly as possible following the Implementation Date (or such later date as the TSX and/or NYSE American may require).

Orders of a court or Government Agency or requirements of law

4.19	If written notice is given to Toro (or the Toro Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency which requires, or Toro determines (acting in good faith after receiving external professional advice) that there is a legal requirement which requires, consideration or amounts to be provided to a third party (either through payment of a sum or the issuance of a security) in respect of Scheme Shares held by a particular Scheme Participant, which would otherwise be payable or required to be issued to that Scheme Participant (including any Ineligible Foreign Shareholder or Non-electing Small Shareholder) in accordance with this clause 4, then Toro shall be entitled to procure that provision of that consideration or amount is made in accordance with that order or direction or legal requirement, and such actions will constitute full discharge of each of Toro and IsoEnergy’s and BidCo’s obligations under this Scheme in respect of the relevant Scheme Consideration.

4.20	If written notice is given to Toro (or the Toro Registry) of an order or direction made by a court of competent jurisdiction or by another Government Agency that:

(a)	prevents Toro from providing consideration or an amount to any particular Scheme Participant (including any Ineligible Foreign Shareholder or Non-electing Small Shareholder) in accordance with this clause 4, or Toro determines in good faith, after receiving external professional advice, that the payment or issuance of such consideration or amount may otherwise be prohibited by applicable law, Toro shall be entitled to (as applicable):

(i)	retain an amount, in Australian currency, equal to the portion of the Proceeds, which the Scheme Participant would otherwise be entitled to receive under this clause 4; and/or

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(ii)	direct IsoEnergy not to issue, or to issue to a trustee or nominee, such number of New IsoEnergy Shares as that Scheme Participant would otherwise be entitled to under this clause 4, until such time as provision of the consideration or amount in accordance with this clause 4 is permitted by that (or another) order or direction or otherwise by law and such obligations will constitute the full discharge of each of Toro and IsoEnergy’s and BidCo’s obligations under this Scheme in respect of the relevant Scheme Consideration or Proceeds.

Joint holders

4.21	In the case of Scheme Shares held in joint names:

(a)	the New IsoEnergy Shares to be issued under this Scheme must be issued to and registered in the names of the joint holders;

(b)	any cheque required or authorised to be sent under this Scheme will be payable to the joint holders and sent to the holder whose name appears first in the Toro Registry; and

(c)	any other document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Toro, the holder whose name appears first in the Register at the Record Date or to the joint holders.

5	Dealings in Toro Shares

Recognition of dealings

5.1	To establish the identity of the Scheme Participants, dealings in Toro Shares and other alterations to the Register will only be recognised if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Toro Shares on or before the Record Date; and

(b)	in all other cases, registrable transmission applications or transfers in respect of those dealings, or valid requests in respect of other alterations, are received on or before the Record Date at the place where the Register is kept, and Toro must not accept for registration, nor recognise for any purpose (except a transfer to IsoEnergy/BidCo pursuant to this Scheme and any subsequent transfer by IsoEnergy/BidCo or its successors in title), any transmission application or transfer or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

5.2	Toro must register registrable transmission applications or transfers of the Scheme Shares of the kind referred to in clause 5.1(b) before the Record Date provided that, for the avoidance of doubt, nothing in this clause 5.2 requires Toro to register a transfer that would result in a Shareholder holding a parcel of Toro Shares that is less than a 'marketable parcel' (as that term is defined in the Operating Rules).

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Dealings after Record Date

5.3	If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or agree to dispose of any Scheme Shares or any interest in them on or after the Record Date otherwise than pursuant to this Scheme, and any attempt to do so will have no effect and Toro shall be entitled to disregard any such disposal.

Maintenance of Register

5.4	For the purpose of determining entitlements to the Scheme Consideration, Toro must maintain the Register in accordance with the provisions of this clause 5 until the Scheme Consideration has been paid to all Scheme Participants. The Register in this form will solely determine entitlements to the Scheme Consideration.

Holding statements and Register entries

5.5	Following the Record Date all statements of holding for Toro Shares (other than statement of holding in favour of IsoEnergy) will cease to have effect as documents of title in respect of those shares and each entry on the Register current at that date (other than entries on the Register in respect of IsoEnergy) will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Toro Shares relating to that entry.

Availability of Register

5.6	As soon as possible on or after the Record Date, and in any event by 5.00pm on the first Business Day after the Record Date, Toro will ensure that details of the names, Registered Addresses and holdings of Toro Shares for each Scheme Participant as shown in the Register are made available to IsoEnergy in the form IsoEnergy reasonably requires.

6	Quotation of Toro Shares

6.1	Toro will apply to ASX to suspend trading on the ASX in Toro Shares with effect from the close of trading on the Effective Date.

6.2	On a date after the Implementation Date to be determined by IsoEnergy, Toro will apply:

(a)	for termination of the official quotation of Toro Shares on the ASX; and

(b)	to have itself removed from the official list of the ASX.

7	General Scheme Provisions

Consent to amendments

7.1	If the Court proposes to approve this Scheme subject to any amendments or conditions:

(a)	Toro may by its external independent counsel consent on behalf of all persons concerned (including the Scheme Participants) to those amendments or conditions to which IsoEnergy has consented; and

(b)	each Scheme Participant agrees to any such alterations or conditions which Toro has consented to on its behalf.

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Scheme Participants' agreements

7.2	Each Scheme Participant:

(a)	agrees to the transfer of their Scheme Shares to IsoEnergy/BidCo together with all rights and entitlements attaching to those Scheme Shares in accordance with this Scheme;

(b)	agrees to the variation, cancellation or modification of the rights attaching to their Scheme Shares constituted by or resulting from this Scheme;

(c)	agrees to, on the direction of IsoEnergy, destroy any holding statements or share certificates relating to their Scheme Shares;

(d)	to whom New IsoEnergy Shares are to be issued in accordance with this Scheme, agrees to become a shareholder of IsoEnergy and to be bound by the terms of the constating documents of IsoEnergy and to be recorded in the IsoEnergy Register as a holder of IsoEnergy Shares (in respect of the Scheme Consideration which such Scheme Participant is issued pursuant to this Scheme);

(e)	who holds their Scheme Shares in a CHESS holding agrees to the conversion of those Toro Shares to an Issuer Sponsored Holding and irrevocably authorises Toro to do anything necessary or expedient (whether required by the Settlement Rules or otherwise) to effect or facilitate such conversion; and

(f)	acknowledges and agrees that this Scheme binds Toro and all Scheme Participants (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting) and, to the extent of any inconsistency, overrides the constitution of Toro.

Warranties

7.3	Each Scheme Participant is taken to have warranted to Toro, IsoEnergy and BidCo on the Implementation Date that:

(a)	all of the Scheme Shares of the Scheme Participant (including all rights and entitlements attaching to them as at the Implementation Date) which are transferred under this Scheme will, at the date of transfer to IsoEnergy/BidCo, be fully paid and free from all Encumbrances; and

(b)	that Scheme Participant has full power and capacity to sell and transfer those Scheme Shares (together with all rights and entitlements attaching to them as at the Implementation Date) to IsoEnergy/BidCo under this Scheme.

7.4	Toro undertakes that it will provide the warranties in clause 7.3 to IsoEnergy and BidCo on the Implementation Date as agent and attorney of each Scheme Participant and is authorised by each Scheme Participant to do so. Toro will not be responsible for the accuracy or completeness of the warranties in clause 7.3.

Appointment of attorneys

7.5	On the Effective Date, each Scheme Participant, without the need for any further act irrevocably:

(a)	appoints Toro as its agent and attorney, for the purpose of enforcing the Deed Poll against IsoEnergy and BidCo, and Toro undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against IsoEnergy and BidCo on behalf of and as agent and attorney for each Scheme Participant; and

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(b)	appoints Toro and each of its directors, officers and secretaries (jointly and each of them severally) as its attorney and agent for the purpose of executing any document or doing or taking any other act necessary, desirable or expedient to give effect to this Scheme and the transactions contemplated by it, including (without limitation) executing the Scheme Transfer, and Toro accepts each such appointment. Toro, as attorney and agent of each Scheme Participant, may sub-delegate its functions, authorities or powers under clause 7.5 to all or any of its directors, officers, secretaries or employees (jointly, severally or jointly and severally).

7.6	On the Implementation Date, subject to the Scheme becoming Effective immediately upon the provision of the Scheme Consideration by IsoEnergy and BidCo in accordance with clauses 4.2 and 4.4, and until Toro registers IsoEnergy/BidCo as the holder of all Scheme Shares in the Register, each Scheme Participant:

(a)	is deemed to have appointed IsoEnergy/BidCo as attorney and agent, and directs IsoEnergy/BidCo in each such capacity, to appoint any director, officer, secretary or agent of IsoEnergy/BidCo as sole proxy and, where applicable or appropriate, corporate representative of that Scheme Participant to attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in the name of that Scheme Participant and sign any shareholders' resolution or other document;

(b)	undertakes not to attend any shareholders' meeting or exercise the votes attaching to the Scheme Shares registered in the name of that Scheme Participant or sign any shareholders' resolutions or other documents, whether in person, by proxy or corporate representative (other than pursuant to clause 7.6(a));

(c)	must take all other actions as registered holder of those Scheme Shares as IsoEnergy/BidCo reasonably directs; and

(d)	acknowledges and agrees that in exercising the powers conferred under clause 7.6(a), IsoEnergy/BidCo and any director, officer, secretary or agent of IsoEnergy/BidCo may act in the best interests of IsoEnergy/BidCo as the intended registered holder of the Scheme Shares.

Consent for necessary or incidental acts

7.7	Each of the Scheme Participants consents to Toro doing all things necessary or incidental to, or to give effect to, the implementation of this Scheme, whether on behalf of Scheme Participants, Toro or otherwise.

Instructions and elections

7.8	If not prohibited by law (and including where permitted or facilitated by relief granted by a Government Agency), all instructions, notifications or elections by a Scheme Participant to Toro binding or deemed binding between the Scheme Participant and Toro relating to Toro or Toro Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific account;

(b)	payments of dividends on Toro Shares; and

(c)	notices or other communications from Toro (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by IsoEnergy in its sole discretion), by reason of this Scheme, to be made by the Scheme Participant to IsoEnergy and to be a binding instruction, notification or election to, and accepted by, IsoEnergy in respect of the New IsoEnergy Shares issued to the Scheme Participant until that instruction, notification or election is revoked or amended in writing addressed to IsoEnergy at its registry.

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Binding effect of this Scheme

7.9	This Scheme binds Toro and all of the Scheme Participants (including those who did not attend the Scheme Meeting and those who did not vote, or voted against the Scheme at the Scheme Meeting) and to the extent of any inconsistency, overrides the constitution of Toro.

8	General

Withholding

8.1	IsoEnergy shall be entitled to deduct or withhold any amounts (including Taxes or Duties) required under applicable law that become due under the Scheme.

8.2	Subject to clause 8.4, 8.6 and 8.7, if IsoEnergy determines (acting reasonably) that it is required to pay an amount to the Commissioner pursuant to Subdivision 14-D of Schedule 1 to the TAA (a CGT Withholding Amount) with respect to the acquisition of the Scheme Shares from a Scheme Participant:

(a)	in respect of a Scheme Participant who is not an Ineligible Foreign Shareholder or Non-electing Small Shareholder, IsoEnergy will:

(i)	determine the amount of the CGT Withholding Amount; and

(ii)	determine the amount of the New IsoEnergy Shares as is necessary in the reasonable opinion of IsoEnergy to account for the CGT Withholding Amount (taking into account potential fluctuations in share price and an amount necessary to cover costs associated with the share sale facility described in clauses 4.5 to 4.12 (inclusive)) that would otherwise have been issued to a Scheme Participant to be sold via the share sale facility described in clauses 4.5 to 4.12 (inclusive));

(b)	for all other Scheme Participants, IsoEnergy will determine the amount of the CGT Withholding Amount; and

(c)	the Nominee will then pay to IsoEnergy the applicable CGT Withholding Amount in respect of each applicable Scheme Participant from the Proceeds, after deducting any applicable brokerage, Duty and other selling costs, currency conversion costs, taxes and charges (reasonably incurred by the Nominee) and IsoEnergy will then pay the CGT Withholding Amount to the Commissioner within the time required under Subdivision 14-D of Schedule 1 to the TAA. Alternatively, where IsoEnergy remits the CGT Withholding Amount to the Commissioner pursuant to Subdivision 14-D of Schedule 1 to the TAA, IsoEnergy will be entitled to retain as reimbursement an amount equal to the CGT Withholding Amount paid to the Commissioner from the Proceeds; and

(d)	IsoEnergy will be deemed to have satisfied its obligations to pay the CGT Withholding Amount to the Scheme Participant for the purposes of the Scheme.

8.3	The aggregate sum payable to the Scheme Participants shall not be increased to reflect the deduction and the net aggregate sum payable to those Scheme Participants shall be taken to be in full and final satisfaction of the amounts owing to the Scheme Participants.

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8.4	IsoEnergy acknowledges and agrees that it shall not pay any amounts to the Commissioner under Subdivision 14-D with respect to a Scheme Participant where it receives an entity declaration from the Scheme Participant prior to the Record Date, where:

(a)	the entity declaration is made in accordance with the requirements in section 14-225 of Subdivision 14-D for a period of no more than six months and covers the Implementation Date (Entity Declaration); and

(b)	IsoEnergy does not know or reasonably suspect the Entity Declaration to be false.

8.5	If IsoEnergy forms the view (acting reasonably) that it knows or suspects that an Entity Declaration it has received is false, and IsoEnergy received the Entity Declaration more than 30 days before the Record Date, IsoEnergy agrees that it shall not pay any amounts to the Commissioner in respect of that Scheme Participant until it has:

(a)	provided information upon which it relied to form that view to the Scheme Participant who has provided that Entity Declaration no less than 20 days before the Record Date;

(b)	provided the Scheme Participant by notice in writing the opportunity to review the information provided to it and respond with their views no less than ten (10) days before the Record Date; and

(c)	reviewed any response from the Scheme Participant and, after having reconsidered its view, still be of the view that it has knowledge or suspicion that the Entity Declaration it has received is false.

8.6	In determining the CGT Withholding Amount to be paid by IsoEnergy to the Commissioner in accordance with clause 8.2, IsoEnergy agrees to calculate the CGT Withholding Amount using the reduced rate specified in a variation notice issued by the Commissioner under section 14-235 of Subdivision 14-D (Variation Notice) to the extent that IsoEnergy is provided a Variation Notice by such Scheme Participant prior to the Record Date.

8.7	IsoEnergy agrees that it shall not withhold and remit 15% of the Scheme Consideration to the Commissioner to the extent that the Scheme Participant provides a nil Variation Notice to IsoEnergy prior to the Record Date.

8.8	Toro agrees that IsoEnergy may approach the Australian Taxation Office (ATO) to obtain clarification as to the application of Subdivision 14-D to the Scheme and will provide all information and assistance that IsoEnergy reasonably requires in making any such approach. IsoEnergy agrees:

(a)	to provide Toro a reasonable opportunity to review and comment on the form and content of all materials to be provided to the ATO, and more generally to take into account Toro’s reasonable comments in relation to IsoEnergy’s engagement with the ATO, and provide Toro a reasonable opportunity to participate in any discussions and correspondence between IsoEnergy and the ATO in connection with the application of Subdivision 14-D to the Scheme; and

(b)	subject to clause 8.5, not to contact any Shareholders in connection with the application of Subdivision 14-D or other withholding obligation to the Scheme without Toro’s prior written consent.

8.9	The parties agree to take all actions that they agree (each acting reasonably) are necessary or desirable to ensure that, where possible, Entity Declarations are obtained from relevant Scheme Participants.

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8.10	IsoEnergy will use its best endeavours to engage with the ATO and agree a pragmatic approach in order to minimise the number of Scheme Participants required to provide an Entity Declaration to IsoEnergy under Subdivision 14-D of Schedule 1 to the TAA.

Duty

8.11	IsoEnergy must pay any Duty and similar charges and any related interest, fees, fines or penalties payable under Australian law in connection with this Scheme and the Deed Poll, the performance of the Scheme and the Deed Poll and each transaction effected by or made under the Scheme and the Deed Poll, and must indemnify each Scheme Participant against any liability arising out of or in connection with any failure by IsoEnergy to make such payment.

Further action

8.12	Toro must, do all things and execute all documents necessary to give full effect to the Scheme and the transactions contemplated by it and the Scheme Participants consent to Toro doing all such things and executing all such documents and doing all other things necessary or incidental to the implementation of the Scheme.

Notices and other documents sent by post

8.13	If a notice, transfer, transmission, application, direction or other communication referred to in this Scheme is sent by post to Toro, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time at which it is actually received at Toro's registered office or at the office of the Toro Registry.

8.14	The accidental omission to give notice of the Scheme Meeting or the non-receipt of such notice by a Shareholder or its auditor will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

No liability when acting in good faith

8.15	Each Scheme Participant agrees that neither Toro nor IsoEnergy nor BidCo nor any director, officer or secretary or employee of any of those companies shall be liable for anything done or omitted to be done in the performance of this Scheme or the Deed Poll in good faith.

9	Governing Law and Jurisdiction

9.1	This Scheme is governed by the law applying in Western Australia.

9.2	The courts having jurisdiction in Western Australia have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Scheme and each of Toro and each Scheme Participant irrevocably submits to the non-exclusive jurisdiction of the courts having jurisdiction in Western Australia.

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Annexure 2 - Deed Poll

This deed poll is made on	2025

Parties

IsoEnergy
Name	IsoEnergy Limited a company existing under the laws of the Province of Ontario, Canada
Address	217 Queen Street West, Suite 401, Toronto, Ontario, Canada M5V 0R2
Email	pwilliams@isoenergy.ca
Attention	Philip Williams

BidCo
Name	Iso Australia Holdings Pty Ltd (ACN 690 241 368)
Address	22 Bunowang St, Balmoral, Queensland, 4171, Australia
Email	pwilliams@isoenergy.ca
Attention	Philip Williams

In favour of

Each Scheme Participant.

Background

A	Toro and IsoEnergy have entered into the Scheme Implementation Deed under which, among other things, Toro has agreed to propose the Scheme.

B	If implemented, the effect of the Scheme will be that all Scheme Shares will be transferred to IsoEnergy or BidCo in return for the Scheme Consideration.

C	IsoEnergy and BidCo are each entering into this deed poll in accordance with the terms of the Scheme Implementation Deed for the purpose of covenanting in favour of Scheme Participants to perform all actions attributed to it under the Scheme.

Agreed Terms

1	Definitions and Interpretation

Definitions

1.1	In this deed poll:

First Court Date means the first day on which the application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Scheme Meeting is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Scheme means the scheme of arrangement between Toro and Scheme Participants in the form set out in Annexure 1 of this deed poll.

Scheme Implementation Deed means the scheme implementation deed dated 13 October 2025 between IsoEnergy and Toro.

1.2	Words defined in the Scheme which are not separately defined in this deed poll have the same meaning when used in this deed poll.

Interpretation

1.3	Clause 1.3 of the Scheme applies to the interpretation of this deed poll as if set out in this deed poll, except that references to 'this Scheme’ are to be read as references to 'this deed poll'.

2	Nature of this Deed Poll

Enforceability

2.1	Each of IsoEnergy and BidCo acknowledges that:

(a)	this deed poll may be relied upon and enforced by any Scheme Participant subject to and in accordance with its terms, even though the Scheme Participants are not party to it; and

(b)	under the Scheme, each Scheme Participant irrevocably appoints Toro as its agent and attorney to enforce this deed poll against IsoEnergy and BidCo on behalf of that Scheme Participant.

Continuing obligations

2.2	This deed poll is irrevocable, and subject to clause 3, remains in full force and effect until:

(a)	IsoEnergy and BidCo have fully performed their obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 3.2.

3	Condition Precedent and Termination

Condition precedent

3.1	The obligations of IsoEnergy and BidCo under this deed poll do not become binding unless and until the Scheme becomes Effective.

Termination

3.2	This deed poll will automatically terminate if:

(a)	the Scheme Implementation Deed is terminated in accordance with its terms before the Scheme becomes Effective; or

(b)	the Scheme does not become Effective on or before the End Date,

unless IsoEnergy and Toro otherwise agree in writing (and, if required, approved by the Court).

Effect of termination

3.3	If this deed poll is terminated under clause 3.2, in addition to and without prejudice to any other rights, powers or remedies available to Scheme Participants:

(a)	IsoEnergy and BidCo are released from each of their obligations to further perform this deed poll except those obligations under clause 7.6; and

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(b)	each Scheme Participant retains the rights, powers and remedies they have against IsoEnergy and BidCo in respect of any breach of this deed poll which occurred before it was terminated.

4	Scheme Consideration

Undertaking to provide Scheme Consideration and perform other obligations

4.1	Subject to clause 3, IsoEnergy and BidCo each undertakes in favour of each Scheme Participant to:

(a)	provide, or procure the provision of, the Scheme Consideration to each Scheme Participant in accordance with the terms of the Scheme; and

(b)	perform all other actions attributed to it under the Scheme,

subject to and in accordance with the provisions of the Scheme.

5	Representations and Warranties

5.1	IsoEnergy and BidCo each represents and warrants in favour of each Scheme Participant, that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the power to execute and deliver and to perform its obligations under this deed poll, and has taken all necessary corporate action to authorise such execution and delivery and the performance of such obligations;

(c)	its obligations under this deed poll are legal, valid and binding obligations enforceable in accordance with their terms;

(d)	the execution and delivery by it of this deed poll do not and will not conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which it is a party;

(ii)	its constating documents; or

(iii)	any law, order, judgment, award, injunction, decree, rule or regulation by which it is bound; and

(e)	it is not subject to an Insolvency Event (as defined in the Scheme Implementation Deed).

6	Notices

6.1	Any notice or other communication to be given under this deed poll to IsoEnergy or BidCo must be in writing and must be delivered, or sent by post or email to the address detailed in the ‘Parties’ section.

6.2	Any notice is deemed to have been given:

(a)	if delivered, on the date of delivery;

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(b)	if sent by post, on the seventh day after it was posted (for post within the same country) or on the 14th day after it was posted (for post sent from one country to another); or

(c)	if it is sent by email, on the earlier of the sender receiving an automated message confirming delivery or, provided no automated message is received stating that the email has not been delivered, three hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent, but if the notice would otherwise be taken to be received after 5:00pm or on a Saturday, Sunday or public holiday in the place of receipt then the notice or communication is taken to be received at 9:00am on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

7	General

Amendments

7.1	A provision of this deed poll or any right created under it may not be varied, altered or otherwise amended unless, if the variation, alteration or other amendment:

(a)	occurs before the First Court Date, it is agreed to by Toro and IsoEnergy in writing (which agreement may be given or withheld without reference to or approval by any Scheme Participant); or

(b)	occurs on or after the First Court Date, it is agreed to by Toro and IsoEnergy (which agreement may be given or withheld without reference to or approval by any Scheme Participant) and the Court (either at the hearing on the First Court Date, at an interlocutory hearing or the hearing on the Second Court Date) indicates that the variation, alteration or other amendment, would not of itself preclude approval by the Court of the Scheme, in which event IsoEnergy and BidCo will enter into a further deed poll in favour of each Scheme Participant giving effect to the variation, alteration or other amendment.

Assignment

7.2	The rights and obligations of IsoEnergy, BidCo and each Scheme Participant under this deed poll are personal and cannot be assigned, charged or otherwise dealt with at law or in equity.

7.3	Any purported dealing in contravention of clause 7.2 is invalid.

Cumulative rights

7.4	The rights, powers and remedies of IsoEnergy, BidCo and each Scheme Participant under this deed poll are cumulative and do not exclude any other rights, power or remedies provided by law independently of this deed poll.

Further assurance

7.5	IsoEnergy and BidCo must, at their own expense, do all things reasonably required of it to give full force and effect to this deed poll.

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Duties and similar charges

7.6	IsoEnergy and BidCo must pay any Duty in connection with this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll, and must indemnify each Scheme Participant against any liability arising out of or in connection with any failure by IsoEnergy or BidCo to make such payment.

Waiver

7.7	IsoEnergy and BidCo may not rely on the words or conduct of any Scheme Participant as a waiver of any provision of, or right, power or remedy under, this deed poll unless the waiver is in writing and signed by the Scheme Participant granting the waiver.

7.8	No Scheme Participant may rely on the words or conduct of IsoEnergy or BidCo as a waiver of any provision of, or right, power or remedy under, this deed poll unless the waiver is in writing and signed by IsoEnergy or BidCo, as applicable.

7.9	No failure to exercise, or delay in exercising or partial exercise of any right, power or remedy conferred on IsoEnergy or BidCo or a Scheme Participant under this deed poll operates as a waiver of that right, power or remedy. A single of partial exercise of any right, power or remedy under this deed does not preclude the further exercise of it or the exercise of any other right, power or remedy under this deed poll. A waiver of a breach of this deed poll does not operate as a waiver of any other breach of this deed poll.

8	Governing Law and Jurisdiction

8.1	This deed poll is governed by the law applying in Western Australia. The courts having jurisdiction in Western Australia have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this deed poll and IsoEnergy and BidCo irrevocably submit to the non-exclusive jurisdiction of the courts having jurisdiction in Western Australia and waive any right to object to the venue on any ground.

8.2	Without preventing any other method of service allowed under relevant law, IsoEnergy and BidCo:

(a)	irrecovably appoints Hamilton Locke of Level 39, 152-158 St Georges Terrace, Perth WA 6000 (marked to the attention of Deanna Carpenter and James Roberts) as its process agent to receive any document in an action in connection with this deed poll; and

(b)	agrees that failure by the process agent to notify IsoEnergy or BidCo of any document in an action in connection with this deed poll does not invalidate that action.

If for any reason Hamilton Locke ceases to be able to act as process agent, IsoEnergy and BidCo agree to appoint another person as its process agent in Western Australia and ensure that the replacement process agent accepts its appointment and confirms its appointment to Toro.

IsoEnergy and BidCo agree that service of documents on its process agent is sufficient service on it.

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Signature page

Executed as a deed poll.

Executed for and on behalf of IsoEnergy Ltd. by its authorised representative:

Signature of director/officer

Name of director/officer (print)

Executed by Iso Australia Operations Pty Ltd ACN 690 329 278 acting by the following persons or, if the seal is affixed, witnessed by the following persons in accordance with s127 of the Corporations Act 2001:

Signature of director	Signature of director/company secretary

Name of director (print)	Name of director/company secretary (print)

Annexure 1 – Scheme

[insert in executed version]

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